As filed with the Securities and Exchange Commission on October 18, 1999	Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
OLD KENT FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)
Michigan	6711	38-1986608
(State or Other Jurisdiction	(Primary Standard Industrial	(IRS Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

111 Lyon Street N.W.
Grand Rapids, Michigan 49503
(616) 771-5000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Mary E. Tuuk
Senior Vice President and Secretary
Old Kent Financial Corporation
111 Lyon Street N.W.
Grand Rapids, Michigan 49503
(616) 771-5272
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With copies of communications to:
Gordon R. Lewis	John E. Freechack
Warner Norcross & Judd LLP	Dennis R. Wendte
111 Lyon Street N.W., Suite 900	Barack Ferrazzano Kirschbaum Perlman & Nagelberg
Grand Rapids, Michigan 49503-2487	333 West Wacker Drive, Suite 2700
(616) 752-2752	Chicago, Illinois 60606
(312) 984-3223

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [   ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock, $1.00 par value(3)	4,500,309 Shares	N/A	$164,017,286	$45,597

(1)

Plus such additional shares as may be issued pursuant to the terms of the Agreement and Plan of Merger to prevent dilution resulting from stock splits, stock dividends, or similar transactions covered by Rule 416(a).

(2)

The registration fee has been computed pursuant to Rule 457(f)(1). Pursuant to that rule, the Maximum Aggregate Offering Price is based on the market value of Merchants Bancorp, Inc. Common Stock, $1.00 par value per share, as of October 15, 1999.

(3)

Includes the Series C Preferred Stock Purchase Rights (the "Rights") attached to each share of Registrant's Common Stock. Until the occurrence of certain prescribed events, the Rights are not exercisable, are evidenced by the certificates representing the Registrant's Common Stock, and may be transferred only with such shares of the Registrant's Common Stock.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[MERCHANTS LOGO]	[OLD KENT LOGO]

Prospectus and Proxy Statement

Special Meeting of Stockholders of

Merchants Bancorp, Inc.

In Connection with an Offering of up to
4,500,309 Shares of Common Stock of

Old Kent Financial Corporation

The board of directors of Merchants Bancorp, Inc. is furnishing this prospectus and proxy statement to you as a stockholder of Merchants to solicit your proxy to vote at a special meeting of Merchants' stockholders to be held on __________, 1999 and at any adjournment or postponement of that meeting. At the special meeting, Merchants' stockholders will vote upon adoption of an Agreement and Plan of Merger with Old Kent Financial Corporation.

If the merger is completed as proposed, Old Kent will acquire Merchants. Old Kent will issue 0.83 shares of Old Kent common stock in exchange for each share of Merchants common stock. Old Kent will also pay cash for fractional shares.

The board of directors of Merchants has received the written opinion of McDonald Investments Inc., Merchants' financial advisor, that the consideration to be received by the holders of Merchants common stock in the merger is fair, from a financial point of view, to Merchants' stockholders.

After careful consideration, your board of directors unanimously determined the merger to be advisable and in the best interests of Merchants' stockholders.
The board of directors of Merchants unanimously
recommends that you vote FOR adoption of the Merger Agreement.

The merger cannot be completed unless, among other conditions, Merchants' stockholders adopt the Merger Agreement and Old Kent obtains regulatory approval of the merger.

Your vote is important. Whether or not you expect to attend the special meeting in person, please sign and date the enclosed proxy card and mail it promptly in the enclosed envelope.

Old Kent common stock is quoted on the New York Stock Exchange under the symbol "OK." Old Kent common stock is not a savings account, deposit, or other obligation of any bank or nonbank subsidiary of Old Kent and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities nor passed upon the adequacy or accuracy of this prospectus and proxy statement. Any representation to the contrary is a criminal offense.

__________, 1999

Summary	1
The Companies	1
The Merger	1

Selected Financial Data (Unaudited)	7
Historical Selected Financial Data	7
Unaudited Pro Forma Combined Condensed Financial Information	8
Comparative Per Share Information	9

The Special Meeting	10
Date, Time and Place of the Special Meeting	10
Purpose of the Special Meeting	11
Stockholder Record Date for the Special Meeting	11
Vote of Merchants' Stockholders Required for Adoption of the Merger Agreement	11
Proxies	11

The Merger and Merger Agreement	12
What You Will Receive	12
Structure of the Merger	14
Background of the Merger	14
Merger Recommendation and Reasons for the Merger	16
Opinion of Merchants' Financial Advisor	17
Stock Price Condition	25
Regulatory Approvals	26
Effective Time of the Merger	26
Bank Consolidation	26
Distribution of Old Kent Common Stock	26
Exclusive Commitment to Old Kent	27
Conduct of Merchants Pending the Completion of the Merger	28
Insurance and Indemnification	31
Management of Old Kent After the Merger	31
Conditions to Closing the Merger	31
Termination	34
Description of Old Kent Capital Stock	35
Stock Option Agreement	36
Comparison of Rights of Old Kent's and Merchants' Stockholders	40
Restrictions on Merchants' Affiliates	47
Material Federal Income Tax Consequences	48
Accounting Treatment	49
Appraisal Rights	49

Voting and Management Information	49
Voting Securities and Principal Stockholders of Merchants	49
Interests of Certain Persons in the Merger	52

General Information	53
Independent Public Accountants	53
Stockholder Proposals	53
Legal Opinions	54
Sources of Information	54

Where You Can Find More Information	54

Forward-Looking Statements	56

Agreement and Plan of Merger	Appendix A
Stock Option Agreement	Appendix B
Opinion of McDonald Investments Inc.	Appendix C

Summary

        This summary highlights selected information from this prospectus and proxy statement and may not contain all of the information that is important to you. To best understand Old Kent's acquisition of Merchants and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents that are incorporated by reference in this document. In this prospectus and proxy statement, "you" and "your" refer to each stockholder of Merchants.

The Companies

Old Kent Financial Corporation
111 Lyon Street N.W.
Grand Rapids, Michigan 49503
(616) 771-5000

Old Kent Financial Corporation is a financial services organization that operates as a bank holding company headquartered in Grand Rapids, Michigan. Old Kent's principal markets for financial services presently are the Michigan and Northeastern Illinois communities in which Old Kent Bank is located and the areas immediately surrounding those communities. As of June 30, 1999, Old Kent had, on a consolidated basis, assets of $17.8 billion, deposits of $13.8 billion, a net loan portfolio of $11.2 billion, and stockholders' equity of $1.25 billion.

The services offered by Old Kent's subsidiaries cover a wide range of banking, fiduciary and other financial services. These include commercial, mortgage, and retail loans, business and personal checking accounts, savings and retirement accounts, time deposit instruments, ATMs, debit cards and other electronically accessed banking services, money transfer services, safe deposit facilities, cash management, real estate and lease financing, international banking services, investment management and trust services, personal investment and related advisory services, brokerage and investment advisory services, and access to insurance products.

Merchants Bancorp, Inc.
1851 West Galena Boulevard
Aurora, Illinois 60506
(630) 907-9000

Merchants Bancorp, Inc. is a registered bank holding company and the parent company of The Merchants National Bank of Aurora, a national banking association headquartered in Aurora, Illinois. Merchants National Bank operates through its main office located in Aurora, Illinois and through 11 branch offices serving the Fox River Valley area approximately 40 miles west of Chicago, Illinois. As of June 30, 1999, Merchants had, on a consolidated basis, total assets of $921 million, total net loans of $622 million, total deposits of $778 million and total stockholders' equity of $72 million.

Merchants National Bank's full service banking business includes the customary consumer and commercial products and services which banks provide, including the following: demand, savings, time deposit, individual retirement and Keogh deposit accounts; commercial, industrial, consumer and real estate lending, including installment loans, farm loans, lines of credit and overdraft checking; safe deposit operations; trust services; and an extensive variety of additional services tailored to the needs of individual customers. Commercial and consumer loans are made to corporations, partnerships and individuals, primarily on a secured basis. Commercial lending focuses on business, capital, construction, inventory and real estate lending. Installment lending includes direct and indirect loans to consumers and commercial customers. The mortgage division of Merchants National Bank originates and services residential mortgages and handles the secondary marketing of those mortgages.

The Merger

What You Will Receive (See Page __)

If the merger is completed as planned, you will receive 0.83 shares of Old Kent common stock for each share of Merchants common stock that you own. This number will be adjusted if either Old Kent or Merchants declares a stock split or stock dividend before the completion of the merger. No certificates representing fractional shares will be issued. Instead, you will receive a check in payment for any fractional shares based on the market value of Old Kent common stock. If you are currently enrolled in Merchants' dividend reinvestment plan (referred to as a "DRIP"), your account under the Merchants' DRIP will be converted into an account under Old Kent's DRIP upon completion of the merger, unless you elect to withdraw your Old Kent common stock from Old Kent's DRIP. All full and fractional shares of Merchants common stock in your Merchants' DRIP will be converted into full and fractional shares of Old Kent common stock under Old Kent's DRIP. All cash balances in your Merchants' DRIP account will be transferred to your account under Old Kent's DRIP and held as a cash payment for supplemental investment in shares of Old Kent common stock.

Example: If you own 10 shares of Merchants common stock, you will receive 8 shares of Old Kent common stock. In addition, you will receive a check equal to 0.3 (your fractional share) multiplied by the average closing price of Old Kent common stock for the ten trading day period ending 11 business days before the closing of the merger.

You should not send in your stock certificates until instructed to do so by Old Kent after the merger is completed.

Recommendation to Merchants' Stockholders to Approve the Merger

After careful consideration, your board of directors unanimously determined the merger to be advisable to, and in the best interests of, Merchants' stockholders. The board of directors of Merchants unanimously recommends that you vote FOR the proposal to adopt the Merger Agreement.

Merchants' Financial Advisor's Opinion that the Exchange Ratio is Fair (See Page __)

In deciding to approve the merger, Merchants' board of directors considered the opinion of its financial advisor, McDonald Investments Inc., that the exchange ratio is fair to Merchants' stockholders from a financial point of view. McDonald's written opinion is attached as Appendix C to this prospectus and proxy statement. You are encouraged to read it.

Time and Location of the Merchants Stockholder Meeting (See Page __)

Merchants will hold a special meeting of its stockholders to vote on the adoption of the Merger Agreement. The special meeting of Merchants' stockholders will be held:

__________, 1999
_______________
_______________
_______________
_______________

To adopt the Merger Agreement, at least a majority of the 5,199,254 shares of Merchants common stock entitled to vote as of __________, 1999 must vote FOR adoption of the Merger Agreement.

As of __________, 1999, Merchants' directors, executive officers, and their affiliates beneficially owned ___% of Merchants common stock (excluding options). They are expected to vote in favor of adoption of the Merger Agreement.

As of __________, 1999, Old Kent's directors, executive officers, and their affiliates did not own any Merchants common stock. No approval of Old Kent's stockholders is required to complete the merger.

Procedure for Casting Your Vote (See Page __)

Please mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares of Merchants common stock may be represented at the special meeting. If you do not include instructions on how to vote your properly executed proxy, your shares will be voted FOR approval and adoption of the Merger Agreement.

Procedure for Casting Your Vote If Your Shares Are Held By a Broker in Street Name (See Page __)

If your shares are held by your broker or other nominee in street name, your broker may vote your shares only if you provide instructions on how you want to vote. If you do not provide your broker with voting instructions, your shares will not be voted at the special meeting and it will have the same effect as voting against the adoption of the Merger Agreement.

Procedure for Changing Your Vote (See Page __)

If you want to change your vote, just send the Secretary of Merchants a later-dated, signed proxy card before the special meeting or attend the special meeting. You may also revoke your proxy by sending written notice to the Secretary of Merchants before the special meeting.

Merchants' Right to Terminate the Merger If Old Kent's Stock Price Falls by a Certain Amount (See Page __)

Merchants will have the right to terminate the Merger Agreement if, after Old Kent and Merchants have scheduled a closing of the merger, the "Final Old Kent Price" of Old Kent common stock is less than $36.4969 per share and the price of Old Kent common stock has declined by 15% or more relative to the stock prices of an index of bank holding stocks identified in the Merger Agreement. The "Final Old Kent Price" of Old Kent common stock is determined by taking the average of the per share closing prices on the ten trading days ending on the 11th business day prior to the date of the scheduled closing.

For information regarding other circumstances in which Old Kent or Merchants may have the right to terminate the Merger Agreement, see the discussion under the caption "Termination" on page __.

Bank Regulators Must Approve the Merger (See Page __)

The Board of Governors of the Federal Reserve System, referred to as the Federal Reserve Board, must approve the merger. Old Kent filed its application for approval with the Federal Reserve Board on __________, 1999.

Conditions to the Completion of the Merger (See Page __)

There are a number of conditions that must be met before Old Kent and Merchants will be required to complete the merger. These conditions include the following, among others:

•	Merchants' stockholders must adopt the Merger Agreement by a vote of a majority of the shares outstanding;

•	The Federal Reserve Board must approve the merger;

•	Old Kent's tax counsel must provide an opinion that the merger will be a tax-free reorganization; and

•	Old Kent's independent public accountant must advise Old Kent that the merger should qualify to be treated as a pooling-of-interests for accounting purposes.

Some of these and other conditions to the merger may be waived by the party for whose benefit they are provided.

Termination of the Merger Agreement (see page __)

The Merger Agreement may be terminated under certain circumstances at any time before the completion of the merger, as summarized below.

The Merger Agreement may be terminated by the mutual consent of Merchants and Old Kent.

The Merger Agreement may also be terminated by either of Merchants or Old Kent if the conditions to completion of the merger would not be satisfied because of a material breach of the Merger Agreement by the other or if a representation or warranty of the other in the Merger Agreement becomes untrue, either of which is incurable through reasonable efforts.

In addition, the Merger Agreement may be terminated by Old Kent or Merchants under any of the following circumstances:

•	If the merger is not completed by February 29, 2000;

•	If an event occurs that has caused or is reasonably likely to cause a material adverse effect on the other party; or

•	If Merchants' stockholders do not adopt the Merger Agreement at the special meeting.

Furthermore, the Merger Agreement may be terminated by Old Kent under the following circumstances:

•	Certain environmental risks exist that, in the aggregate, could amount to liability or loss of value exceeding $1,000,000;

•	Old Kent's public accountants have advised Old Kent that the merger is not likely to qualify for pooling-of-interests accounting treatment;

•	The Merchants board of directors: (1) receives a proposal from a third party that is more financially favorable to Merchants' stockholders; (2) determines in good faith that a failure to change its recommendation to the stockholders would cause a breach of its fiduciary duties; and (3) determines to recommend the new proposal to Merchants' stockholders; or

•	An event occurs that triggers the distribution of rights under Merchants' stockholder rights plan.

Old Kent Required Merchants to Enter Into a Stock Option Agreement That May Discourage Third Parties Who are Interested in Acquiring Merchants (see page ___)

Old Kent entered into a stock option agreement with Merchants that grants Old Kent the option to buy up to 577,941 shares of Merchants common stock. The exercise price of the option is $27.75 per share.

Old Kent required Merchants to grant the option as a prerequisite to entering into the Merger Agreement. The option may discourage third parties who are interested in acquiring a significant stake in Merchants and is intended by Old Kent to increase the likelihood that the merger will be completed.

The option is not currently exercisable and Old Kent may only exercise the option if an initial triggering event and a subsequent triggering event occurs. Initial triggering events include, among others: entering into or agreeing to enter into a merger, acquisition or other similar transaction with a third party; the acquisition by a third party of 15% or more of Merchants' outstanding shares of common stock; failure of Merchants' stockholders to approve the merger; breach of Merchants' obligations under the Merger Agreement; or Merchants' board of directors withdrawal or modification of its recommendation for this transaction.

A subsequent triggering event occurs if Merchants enters into an extraordinary transaction with a third party other than Old Kent, such as a merger, sale of substantially all of Merchants' assets or a sale of at least 25% of Merchants' securities.

The stock option agreement is attached as Appendix B, and you are urged to read it in its entirety.

Federal Income Tax Consequences of the Merger (See Page __)

The merger is structured so that you are not expected to recognize any gain or loss for federal income tax purposes from the merger, except to the extent you receive cash in lieu of fractional shares. However, due to the complexities of federal, state, and local income tax laws, you are strongly recommended to consult your own tax advisors concerning the tax consequences to you of the merger.

You Do Not Have Appraisal Rights (See Page __)

Under Delaware law, you are not entitled to appraisal rights in the merger.

Interests of Merchants' Officers and Directors in the Merger (See Page __)

Certain directors and officers of Merchants and Merchants National Bank may be deemed to have interests in the merger in addition to their interests generally as stockholders of Merchants. Such interests include the right of certain officers to receive change-in-control payments pursuant to the terms of their existing employment and change-in-control agreements, the right of directors and officers to receive continuing indemnification and insurance coverage, and the right of officers to receive severance benefits.

In addition, any unvested options under Merchants' stock option plan automatically vest upon the completion of the merger. Those options will convert into options to purchase shares of Old Kent common stock on equivalent terms. Also, any unvested shares in Merchants' retirement plan automatically vest upon completion of the merger. The shares of Merchants' common stock in Merchants' retirement plan will be converted into shares of Old Kent common stock in accordance with the Merger Agreement. In addition, Merchants may issue up to 44,099 additional options in 2000 that also vest and convert into options to purchase shares of Old Kent stock on equivalent terms. The number of shares of Merchants common stock subject to the unvested options held by senior officers and directors totaled __________ as of __________, 1999.

Accounting Treatment of the Merger (See Page __)

Old Kent and Merchants expect the merger to qualify as a "pooling-of-interests" for accounting and financial reporting purposes.

Comparative Market Prices of Old Kent and Merchants Stock

Old Kent common stock is traded on the New York Stock Exchange under the symbol "OK." Merchants common stock is traded on The Nasdaq Stock Market under the symbol "MBIA."

The following table sets forth the closing prices per share of Old Kent common stock and Merchants common stock (1) on July 29,1999, the business day preceding public announcement that Old Kent and Merchants had entered into the Merger Agreement, (2) on __________, 1999, the last full trading day for which closing prices were available at the time of the printing of this prospectus and proxy statement, and (3) averaged over the three months ended June 30, 1999.

The following table also sets forth the equivalent price per share of Old Kent common stock and of Merchants common stock on the dates and over the periods indicated. The equivalent price per share is equal to the closing price of a share of Old Kent common stock on that date multiplied by 0.83, the number of shares of Old Kent common stock to be issued in exchange for each share of Merchants common stock.

	Old Kent	Merchants	Equivalent
Date	Common Stock	Common Stock	per Share
July 29, 1999	$ 42.3125	$ 32.25	$ 35.12
_______, 1999	$_______	$_____	$_____
3 Month Average	$ 42.81	$ 26.38	$ 35.53

This equivalent price per share reflects the value of the Old Kent common stock you would receive for each share of your Merchants common stock, based on the prices stated.

Recent Developments in Old Kent's Business

On July 9, 1999, Old Kent acquired CFSB Bancorp, Inc. Old Kent issued approximately 5.38 million shares in the merger, which will be accounted for as a pooling-of-interests.

As of June 30, 1999, CFSB had (on a consolidated basis) approximate total assets of $878 million, total net loans of $784 million, total deposits of $567 million, and total stockholders' equity of $71.6 million. CFSB provided banking services in the greater Lansing, Michigan area through 16 offices in Ingham, Clinton, Eaton, and Ionia counties.

On September 3, 1999, Old Kent acquired Pinnacle Banc Group, Inc. Old Kent issued approximately 5.4 million shares in the merger, which will be accounted for as a pooling-of-interests.

As of June 30, 1999, Pinnacle had assets of $1.0 billion,

deposits of $861 million, net loans of $549 million and total stockholders' equity of $104 million. Pinnacle's former banking subsidiaries operated from 16 locations with 13 branches in the Chicago metropolitan area. These are located in Cicero, Chicago, Oak Park, Harvey, Batavia, North Riverside, LaGrange Park, Westmont, Niles, Batavia, Eburn and Warrenville. Pinnacle also has three locations in the Quad-Cities area of western Illinois.

On September 9, 1999, Old Kent signed an agreement with Grand Premier Financial, Inc., under which Old Kent will acquire Grand Premier. As a result of the Grand Premier merger, outstanding shares of Grand Premier stock will be converted into a total of approximately 10 million shares of Old Kent common stock. It is anticipated that the Grand Premier transaction will be completed in early 2000 and treated as a pooling-of-interests for accounting and financial reporting purposes.

As of June 30, 1999, Grand Premier had assets of $1.6 billion, total loans of $1.04 billion, deposits of $1.28 billion, and stockholders' equity of $188 million. Grand Premier has 23 banking offices located in Cary, Crete, Crystal Lake, DeKalb, Dixon, Freeport, Gurnee, Island Lake, Mokena, Mundelein, Niles, Northbrook, Rockford, South Chicago Heights, Sterling, Wauconda, Waukegan, and Woodstock, Illinois.

Selected Financial Data (Unaudited)

            The following financial information is provided to aid you in your analysis of the financial aspects of the merger. This information is derived from Old Kent's and Merchants' audited financial statements for 1994 through 1998 and their unaudited financial statements for the six months ended June 30, 1999. This information is only a summary. Old Kent's financial information has been restated to reflect acquisitions accounted for as poolings of interest subsequent to the dates stated. You should read it in conjunction with the historical financial statements (and related notes) contained in or incorporated by reference from Old Kent's and Merchants' annual reports on Form 10-K, quarterly reports on Form 10-Q and other information filed with the Securities and Exchange Commission. See "Where You Can Find More Information" below.

Historical Selected Financial Data
(dollars in thousands)	Six Months Ended	Year Ended December 31,
	June 30, 1999	1998	1997	1996	1995	1994
Old Kent Financial Corporation (1)
Income Statement Data:
Net interest income	$ 332,565	$ 646,324	$ 641,470	$ 602,074	$ 584,381	$ 564,887
Provision for loan losses	11,870	47,218	47,337	35,876	21,906	23,605
Net income	128,543	225,323	223,520	191,968	181,340	165,343
Balance Sheet Data (period end):
Assets	$17,813,655	$18,615,384	$17,594,790	$16,434,872	$15,471,287	$14,761,880
Deposits	13,799,658	14,412,244	13,338,535	13,207,945	12,259,933	12,225,523
Loans	11,172,616	10,220,653	10,415,074	9,965,301	8,885,298	8,104,732
FHLB advances	747,569	736,835	312,693	302,639	160,649	160,351
Notes payable	0	20,750	20,000	32,800	20,600	5,400
Long-term and subordinated debt (2)	200,000	200,000	200,000	100,000	100,000	0
Stockholders' equity	1,248,955	1,322,861	1,410,045	1,344,146	1,331,458	1,177,904

Merchants Bancorp, Inc.
Income Statement Data:
Net interest income	$ 15,949	$ 31,013	$ 28,960	$ 26,322	$ 21,452	$ 20,005
Provision for loan losses	990	2,112	2,636	2,014	1,783	2,298
Net income	4,815	8,414	7,341	6,528	6,196	5,459
Balance Sheet Data (period end):
Assets	$ 920,961	$ 883,862	$ 838,971	$ 724,409	$ 539,761	$ 496,289
Deposits	778,341	742,057	650,718	600,970	453,771	413,741
Loans	630,843	607,927	565,348	456,802	304,327	285,573
FHLB advances	42,250	42,250	59,750	0	3,000	3,000
Notes payable	5,688	6,125	14,000	14,000	0	0
Stockholders' equity	71,781	72,182	65,317	58,198	54,094	43,456

(See footnotes beginning on the following page)

Unaudited Pro Forma Combined Condensed Financial Information

        Old Kent and Merchants expect that the merger will be accounted for as a pooling-of-interests. This means that, for accounting and financial reporting purposes, Old Kent will treat the companies as if they had always been combined. For a more detailed description of pooling-of-interests accounting, see "The Merger And Merger Agreement--Accounting Treatment" below.

        The following unaudited pro forma financial information reflects the pooling-of-interests method of accounting and is intended to give you a picture of what Old Kent and Merchants might have looked like had they been combined at the dates and for the periods presented. The pro forma income statement and balance sheet were prepared by adding or combining the historical accounts of each company. The companies may have performed differently if they had been combined. You should not rely on the pro forma information as showing the historical results that Old Kent and Merchants would have had if combined or the future results that they will report after the merger.

	Six Months Ended	Year Ended December 31,
	June 30, 1999	1998	1997	1996
		(dollars in thousands)
Income Statement Data(1):
Net interest income	$ 348,514	$ 677,337	$ 670,430	$ 628,396
Provision for credit losses	12,860	49,330	49,973	37,890
Net income	133,358	233,737	230,861	198,496
Balance Sheet Data (period end)(1)(3):
Assets	$18,734,616	$19,499,246	$18,433,761	$17,159,281
Deposits	14,577,999	15,154,301	13,989,253	13,808,915
Loans	11,803,459	10,828,580	10,980,422	10,422,103
FHLB advances	789,819	779,085	372,443	302,639
Notes payable	5,688	26,875	34,000	46,800
Long-term and subordinated debt(2)	200,000	200,000	200,000	100,000
Stockholders' equity	1,320,736	1,395,043	1,475,362	1,402,344
_______________________
(1)	Takes into effect Old Kent's acquisition of CFSB Bancorp, Inc. (completed on July 9, 1999) and Pinnacle Banc Group, Inc. (completed on September 3, 1999), which were accounted for as poolings of interests.
(2)	Includes $100 million guaranteed preferred beneficial interest in Old Kent's junior subordinated debentures for the six months ended June 30, 1999 and the years ended 1998 and 1997.
(3)	The pro forma combined balance sheet data assumes the issuance of 4,468,000 shares of Old Kent common stock in exchange for all of the outstanding shares of Merchants common stock, assuming an exchange ratio of 0.83 shares of Old Kent common stock for each share of Merchants common stock.

        Under the "risk-based" capital guidelines presently in effect for banks and bank holding companies, minimum capital levels are based on the perceived risk in the various asset categories. Certain off-balance-sheet instruments such as loan commitments and letters of credit require capital allocations. Bank holding companies such as Old Kent and Merchants are required to maintain minimum risk-based capital ratios. Old Kent's and Merchants' ratios are above the regulatory minimum guidelines and each of Old Kent's and

Merchants' subsidiary banks met the regulatory criteria to be categorized as "well-capitalized" institutions at June 30, 1999. The "well-capitalized" classification may permit financial institutions to minimize the cost of Federal Deposit Insurance Corporation insurance assessments by being charged a lesser rate than those that do not meet this definition. Designation as a "well-capitalized" institution does not constitute a recommendation by federal bank regulators. The following table shows capital ratios and requirements as of June 30, 1999:

		Risk-based Capital
	Leverage	Tier 1	Total

Old Kent's capital ratios	6.85%	9.48%	11.50%
Merchants' capital ratios	7.52	10.10	11.35
Pro forma combined capital ratios	6.88	9.51	11.49
Regulatory capital ratios - "well-capitalized" definition	5.00	6.00	10.00
Regulatory capital ratios - minimum requirement	3.00	4.00	8.00

Comparative Per Share Information

        The following summarizes the per share information for Old Kent and Merchants on an historical, unaudited pro forma combined, and equivalent basis. The Merchants "Per Share Equivalents" are calculated by multiplying the Old Kent Unaudited Pro Forma Combined per share amounts by 0.83. Merchants' stockholders will receive 0.83 shares of Old Kent common stock in exchange for each share of Merchants common stock.

        The pro forma data does not show the results of future operations or the actual results that would have occurred had the merger occurred at the beginning of the period presented. The pro forma financial data have been included in accordance with the rules of the Securities and Exchange Commission and are provided for comparative purposes only. The information presented below has been restated to reflect stock dividends and stock splits.

Six Months Ended	Year Ended December 31,
June 30, 1999	1998	1997	1996
Old Kent Common Stock (1)
Earnings per share - Basic(2):
Historical	$ 1.08	$ 1.82	$ 1.73	$ 1.45
Pro forma(3)	1.08	1.83	1.73	1.46

Earnings per share - Diluted(2):
Historical	$ 1.07	$ 1.81	$ 1.71	$ 1.44
Pro forma(3)	1.07	1.81	1.71	1.45

Cash dividends declared per share:
Historical	$ 0.38	$ 0.688	$ 0.610	$ 0.549

Book value per share - End of period:
Historical	$ 10.53	$ 10.96	$ 11.11	$ 10.43
Pro forma(4)	10.74	11.16

Merchants Bancorp Common Stock
Earnings per share - Basic(2):
Historical	$ .93	$ 1.63	$ 1.42	$ 1.27
Equivalent pro forma(5)	.90	1.52	1.43	1.21

Earnings Per Share - Diluted:
Historical	$ .92	$ 1.60	$ 1.41	$ 1.26
Equivalent pro forma(5)	.89	1.50	1.42	1.20

Cash dividends declared per share:
Historical	$ 0.24	$ 0.40	$ 0.36	$ 0.28
Equivalent pro forma(5)	0.315	0.571	0.506	0.456

Book value per share - End of period:
Historical	$ 13.85	$ 13.93	$ 12.64	$ 11.29
Equivalent pro forma(5)	8.91	9.26

_________________

(1)	Takes into effect Old Kent's acquisition of CFSB Bancorp, Inc. (completed on July 9, 1999) and Pinnacle Banc Group, Inc. (completed on September 3, 1999), which were accounted for as poolings of interests.
(2)	Earnings per share were calculated using income from continuing operations. In calculating pro forma earnings per share, no adjustments to the pro forma amounts have been made to reflect potential expense reductions or revenue enhancements that may result from the merger or the effect of repurchases of Old Kent common stock or Merchants common stock subsequent to the stated period.
(3)	Gives effect to the merger as if it had occurred at the beginning of each period presented.
(4)	Gives effect to the merger as if it had occurred at the end of the period. The June 30, 1999 pro forma book value per share does not include the impact of $20 million of restructuring and merger-related charges anticipated in 1999.
(5)	The equivalent pro forma computations assume that for each share of Merchants common stock outstanding, Merchants' stockholders would receive 0.83 shares of Old Kent common stock.

As of __________, 1999, there were __________ shares of Old Kent common stock issued and outstanding held by approximately __________ holders of record. As of __________, 1999, there were __________ shares of Merchants common stock issued and outstanding held by approximately __________ holders of record.

The Special Meeting

Date, Time and Place of the Special Meeting

        The special meeting of stockholders of Merchants is scheduled to be held as follows:

__________, 1999
___________________
___________________
___________________

Purpose of the Special Meeting

        The special meeting is being held so that stockholders of Merchants may consider and vote upon a proposal to adopt the Merger Agreement between Merchants, Old Kent, and a wholly owned subsidiary of Old Kent and to transact any other business that properly comes before the special meeting or any adjournment or postponement. Adoption of the Merger Agreement will also constitute approval of the merger and the other transactions contemplated by the Merger Agreement.

        If a majority of the stockholders of Merchants adopts the Merger Agreement and other requirements are met, Old Kent will acquire Merchants. You will receive 0.83 of a share of Old Kent common stock for each share of Merchants common stock you hold, plus cash (without interest) in lieu of a fractional share of Old Kent common stock.

Stockholder Record Date for the Special Meeting

        Merchants' board of directors has fixed the close of business on __________, 1999, as the record date for determination of Merchants' stockholders entitled to notice of and entitled to vote at the special meeting. On the record date, there were __________ shares of Merchants common stock outstanding, held by approximately __________ holders of record.

Vote of Merchants' Stockholders Required for Adoption of the Merger Agreement

        A majority of the outstanding shares of Merchants common stock entitled to vote at the special meeting must be represented, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of the holders of at least a majority of Merchants common stock outstanding and entitled to vote at the special meeting is required to adopt the Merger Agreement. You are entitled to one vote for each share of Merchants common stock held by you on the record date.

        As of the record date for the special meeting, directors and executive officers of Merchants and their affiliates beneficially owned approximately __________ shares (excluding options) of Merchants common stock, which stock represented approximately _____% of all outstanding shares of Merchants common stock entitled to vote at the special meeting.

Proxies

        All shares of Merchants common stock represented by properly executed proxies received before or at the special meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated on the proxy card. If a properly executed proxy is returned and no instructions are indicated, the Merchants common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum and for purposes of calculating the vote, and will be voted FOR the adoption of the Merger Agreement. You are urged to mark the box on the proxy to indicate how to vote your shares.

        If a properly executed proxy is returned and the stockholder has specifically abstained from voting on the adoption of the Merger Agreement, the Merchants common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of the adoption of the Merger

Agreement. Similarly, if an executed proxy is returned by a broker holding shares of Merchants common stock in street name that indicates that the broker does not have authority to vote on the adoption of the Merger Agreement, the shares will be considered present at the meeting for purposes of determining the presence of a quorum and calculating the vote, but will not be considered to have been voted for the adoption of the Merger Agreement. Your broker will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

        Because the adoption of the Merger Agreement requires the affirmative vote of at least a majority of Merchants common stock entitled to vote as of the record date, abstentions, failures to vote and broker non-votes will have the same effect as a vote against the adoption of the Merger Agreement.

        Merchants does not expect that any matter other than the adoption of the Merger Agreement will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will (subject to applicable law) vote in accordance with their judgment with respect to those matters. You may revoke your proxy at any time before it is voted by:

•	Notifying the Secretary of Merchants in writing;

•	Granting a subsequent proxy; or

•	Appearing in person and voting at the special meeting.

Attendance at the special meeting will not in and of itself constitute revocation of a proxy.

        Proxies to vote at the special meeting are being solicited by the Merchants board of directors. In addition, directors, officers, and regular employees of Merchants and its subsidiary may solicit proxies personally or by telephone or other electronic means. Such individuals will not receive any additional compensation for doing so. Merchants and Old Kent will each bear their own costs of soliciting proxies.

        You should not send in any stock certificates with your proxies. A transmittal form with instructions for the exchange of your Merchants stock certificates will be mailed to you as soon as practicable after completion of the merger.

The Merger and Merger Agreement

        The Merger Agreement, attached as Appendix A, and the Stock Option Agreement, attached as Appendix B, are incorporated in this prospectus and proxy statement by reference and should be carefully considered. Certain provisions of the Merger Agreement and the Stock Option Agreement have been summarized in this prospectus and proxy statement for your information. However, the Merger Agreement and the Stock Option Agreement, not this summary, are the definitive statements of the terms of the merger.

What You Will Receive

        If Merchants' stockholders adopt the Merger Agreement and the merger is completed, Old Kent will acquire Merchants and, as a result, will own all the assets of Merchants, including Merchants National

Bank. In exchange, you will receive 0.83 shares of Old Kent common stock for each of your shares of Merchants common stock. Old Kent will not issue fractional shares of Old Kent common stock in the merger. Instead, if you would otherwise be entitled to receive a fraction of a share of Old Kent common stock, you will receive an amount of cash determined by multiplying the amount of the fractional share by the Final Old Kent Price (defined as the average closing price of Old Kent common stock for the ten trading day period ending on the 11th business day prior to the date of the scheduled closing of the merger).

        Attached to each share of Old Kent common stock that you will receive in the merger will be a fraction of an associated Old Kent Series C Preferred Stock Purchase Right (an "Old Kent Right"). Each Old Kent Right represents a right to purchase 1/100 of a share of Old Kent's Series C Preferred Stock. However, until the occurrence of certain events, generally involving a change of control of Old Kent, the Old Kent Rights are not exercisable, are evidenced by the certificates representing Old Kent common stock, and may be transferred only with such shares of Old Kent common stock. In this prospectus and proxy statement, the term "Old Kent common stock" includes both Old Kent's common stock and these Old Kent Rights. See "--Description of Old Kent Capital Stock" and "--Comparison of Rights of Old Kent's and Merchants' Stockholders" below for a more detailed discussion of the Old Kent Rights.

        The exchange ratio is subject to certain upward or downward adjustments based upon the occurrence of certain events between the date of this prospectus and proxy statement and the completion of the merger that would result in changes in the number of shares of Old Kent or Merchants common stock outstanding. The purpose of any such adjustment is to prevent dilution of the interests of the respective stockholders of Old Kent and Merchants. If a stock dividend or stock split is declared by Old Kent and the record date of the stock dividend or stock split occurs prior to the effective time of the merger, the exchange ratio will be adjusted by (1) multiplying it by the total number of shares of Old Kent common stock that are outstanding as of the record date for such stock dividend or split plus the additional number of shares to be issued as part of the stock dividend or split, and (2) dividing it by the total number of shares of Old Kent common stock outstanding as of that record date.

        The Merger Agreement also provides that the exchange ratio may be adjusted for other transactions such as a recapitalization, reclassification, subdivision, or combination that would substantially change the number and value of outstanding shares of Old Kent common stock, a distribution of warrants or rights with respect to Old Kent common stock, or any other transaction that would have a substantially similar effect. If one of these types of transactions occurs, Merchants' stockholders will be entitled to adjustment in the consideration and exchange ratio such that it is equitable under the circumstances. Old Kent and Merchants do not expect that any events necessitating an adjustment to the exchange ratio will occur.

        Old Kent will assume all outstanding options to purchase shares of Merchants common stock at the Effective Time (defined below). As a result, such options will then represent the right to purchase shares of Old Kent common stock. The number of shares of Old Kent common stock that may be purchased pursuant to existing Merchants options will equal the number of shares of Merchants common stock that may be purchased immediately prior to the Effective Time multiplied by the exchange ratio. The exercise price will equal the per share exercise price immediately prior to the Effective Time divided by the exchange ratio, rounded to the nearest whole cent. Any options that are not fully vested at the Effective Time will become fully vested and nonforfeitable as of the Effective Time pursuant to the terms of Merchants' stock option plan.

        Both Old Kent and Merchants have dividend reinvestment plans (a "DRIP") that allow stockholders to invest their dividends in the purchase of additional stock of the respective companies. Pursuant to the Merger Agreement, at the Effective Time, your account, if any, under the Merchants DRIP will be automatically converted into an account under the Old Kent DRIP. You may elect to withdraw your Old Kent common stock from your account in the Old Kent DRIP. All full and fractional shares of Merchants common stock in your account under the Merchants DRIP will be converted into full and fractional shares of Old Kent common stock in your account under the Old Kent DRIP. All cash balances in your account under the Merchants DRIP will be transferred to your account under Old Kent's DRIP, and held as a cash payment for supplemental investment in shares of Old Kent common stock. For additional information, see "-Distribution of Old Kent Common Stock" below.

Structure of the Merger

        To facilitate the consummation of the acquisition of Merchants, Old Kent has formed a wholly owned subsidiary, Merchants Acquisition Corporation, solely for purposes of the transaction. The subsidiary will be merged into Merchants and Merchants will thereafter become a wholly owned subsidiary of Old Kent in accordance with the Merger Agreement, the Michigan Business Corporation Act, and the Delaware General Corporation Law. Following the merger, Old Kent will immediately liquidate and dissolve Merchants so that the assets of Merchants will be owned directly by Old Kent.

Background of the Merger

        Merchants commenced operations in 1981, and conducts a full service community banking and trust business through its wholly owned subsidiary bank, Merchants National Bank, which was organized in Aurora, Illinois in 1888. Merchants' board of directors and management have reviewed Merchants' strategic alternatives for enhancing profitability and maximizing stockholder value, particularly in view of the changes and ongoing consolidation that has occurred in the financial services industry. On a regular basis, Merchants has consulted with its financial consultants and legal advisors regarding the state of the financial institutions mergers and acquisitions market. In recent years, however, Merchants has been successful in maximizing stockholder value through implementing its strategic plan of internal growth and increased efficiency, resulting in increased profitability.

        In the spring of 1999, as market multiples in combinations for financial institutions continued to remain at an historically high level, the board of directors again evaluated Merchants' future growth and profitability prospects in comparison to the stockholder value that could possibly be generated through a business combination. The board of directors engaged in discussions to determine whether it would be advisable for Merchants to continue implementing its strategic plan, or whether it might be the appropriate time to pursue a combination with another financial institution.

        On April 6, 1999, McDonald Investments and Merchants' legal advisors addressed the board of directors on the issues of strategic alliances for Merchants, stock-for-stock mergers, and sales of control, and contrasted these options with the alternative of Merchants remaining independent. Merchant's stock price and financial performance were reviewed by McDonald Investments, as was its strategic plan, and these were compared to the performance of various peer groups. An analysis of other recent financial institution merger transactions was made with a specific focus on bank transactions both nationally and in the Midwest. The financial multiples in these transactions were applied to a hypothetical transaction involving Merchants and its likely partners in a combination. McDonald discussed a number of specific potential acquirors and their market characteristics, including Old Kent, that they believed would have the most strategic interest and financial capacity to offer favorable terms to acquire or merge with Merchants. The board of directors determined that it would be advisable to engage McDonald to contact a small number of institutions on a confidential basis to explore their interest in a combination with Merchants. On April 9, 1999, Merchants retained McDonald to act as its sole financial advisor in this regard.

        In mid-April 1999, McDonald made initial contact with and provided information regarding Merchants and its operations to eight institutions. On April 19, 1999, McDonald reported to the board of directors that a number of institutions had expressed an interest and were in the process of analyzing a potential combination with Merchants. Old Kent, one of the institutions initially contacted, had indicated that it was not interested in pursuing discussions at that time, but would possibly be interested in the future. The board of directors instructed McDonald to continue to pursue discussions with the interested institutions. This process continued through the end of May 1999, during which time the Merchants' executive committee met with McDonald and with its legal advisors to discuss further the status of discussions. By the beginning of June 1999, four of these institutions had expressed a meaningful interest in a combination with Merchants. Three of these four institutions proposed a stock-for-stock exchange, while the fourth initially proposed a cash transaction and later orally agreed to offer a stock-for-stock exchange as an alternative to its cash proposal. The four proposals presented a range of approximate nominal values for Merchants' stock of $28 to $34 per share. Only the three institutions that proposed a stock transaction exclusively submitted formal proposals. McDonald continued discussions with these institutions for the next few weeks. During that time, one of the institutions notified McDonald that it had decided to withdraw from consideration as a result of its own internal issues.

        In mid-July 1999, Old Kent contacted McDonald and expressed its desire to initiate more serious discussions with Merchants. On July 19, 1999, Merchants' executive committee was given a financial presentation by McDonald with respect to a possible combination with Old Kent on the terms proposed by Old Kent. McDonald also compared the Old Kent proposal to the formal proposals it had received from other institutions. The executive committee decided to proceed with serious discussions with Old Kent, to provide it with requested due diligence information, and to attempt to meet Old Kent's request to proceed on an accelerated basis. During the period of July 19th through July 29th, Merchants, with the assistance of its legal and financial advisors, entered into prolonged and serious negotiations with Old Kent and its representatives with respect to a business combination transaction. The specific pricing criteria was agreed upon in the ongoing negotiations over the succeeding days, during which time a number of pricing alternatives were discussed.

        Merchants' board of directors met with its legal and financial advisors during the morning of July 27, 1999 to discuss the status of the ongoing negotiations and to direct its advisors as to how they should proceed. The board of directors authorized Merchants' executive officers and legal and financial advisors to continue the negotiating process. Further information was exchanged by the parties and the process continued over the next two days. Merchants' board of directors met on the morning of July 29, 1999 to evaluate the proposed Merger Agreement with Old Kent. At this meeting, McDonald provided the board of directors with a comprehensive analysis of the proposed transaction with Old Kent. The proposed combination with Old Kent was contrasted with Merchants' likely future prospects on a stand-alone basis and such other options, including a possible sale for cash rather than stock. An extensive discussion ensued regarding the Old Kent proposal, Merchants' future prospects on a stand-alone basis and such other options. McDonald concluded its presentation by rendering its opinion that the consideration to be received by Merchants' stockholders in the proposed merger was fair to them from a financial point of view. See "--Opinion of Merchants' Financial Advisor" for a more complete description of the basis for this opinion.

        Merchants' legal advisors then reviewed with the board of directors the proposed Merger Agreement with Old Kent, including the Stock Option Agreement, that Old Kent insisted be included as part of the terms of the proposed transaction. Throughout the day of July 29, 1999, the final terms of the Merger Agreement were negotiated and finalized, and the Merger Agreement was executed late in the evening on July 29, 1999. Merchants' stockholders will receive approximately 4.5 million shares of Old Kent stock, using an exchange ratio of 0.83 for each share of Merchants ($35.12 per share based on Old Kent's closing price on July 29, 1999). Old Kent's board of directors met on the afternoon of July 29, 1999, and authorized its executive officers to pursue the combination and to negotiate and enter into a definitive agreement with Merchants. A joint press release regarding the merger was issued prior to the opening of the stock market on Friday, July 30, 1999.

Merger Recommendation and Reasons for the Merger

Merchants

        In approving the Merger Agreement, the board of directors considered the form and the value of the consideration to be paid Merchants' stockholders by Old Kent, Merchants' current performance and future prospects on a stand-alone basis, and certain related factors. Merchants' board of directors believes that the acquisition by Old Kent will be beneficial to Merchants' stockholders, as well as to its customers, and will enhance the services provided to the communities by Merchants. The board of directors believes the merger will benefit Merchants' stockholders by giving them the opportunity to participate in the future growth and success of a much larger bank holding company that has had a 40-year history of consecutive annual increases in per share earnings and dividends. Merchants' customers will have greater access and more convenience through the larger number of branches and will be provided with the opportunity to utilize certain banking products and services not currently offered by Merchants. The board of directors also considered the opinion of McDonald that the consideration offered under the Merger Agreement was fair to stockholders from a financial point of view. The board of directors believes that these factors, combined with Old Kent's financial strength, indicate that Old Kent is likely to have the resources and ability to respond to the ongoing changes in the highly competitive financial services industry.

        After careful consideration, your board of directors unanimously determined the merger to be fair to, and in the best interests of, Merchants' stockholders and declared the merger advisable. The board of directors of Merchants unanimously recommends that you vote FOR the adoption of the Merger Agreement.

Old Kent

        Old Kent believes the proposed merger will enable Old Kent to further expand Old Kent's presence in the Chicago, Illinois, metropolitan area and surrounding communities. In addition, Old Kent believes that the merger will permit the achievement of certain economies of scale with respect to Old Kent's recent expansion in Illinois.

Opinion of Merchants' Financial Advisor

Merger - General

        On April 9, 1999, Merchants retained McDonald to act as its sole financial advisor in connection with the merger and related matters. As part of its engagement, McDonald agreed, if requested by Merchants, to render an opinion with respect to the fairness, from a financial point of view, to the holders of Merchants common stock, of the exchange ratio. McDonald is a nationally recognized specialist in the financial services industry, in general, and in Midwestern banks and thrifts in particular. McDonald is regularly engaged in valuations of similar businesses and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital for such institutions. Merchants selected McDonald as its financial advisor based upon McDonald's qualifications, expertise and reputation in such capacity.

        On July 29, 1999, McDonald delivered to the Merchants board of directors its oral opinion, which opinion McDonald subsequently confirmed in writing, that the exchange ratio was fair to Merchants' stockholders from a financial point of view, as of the date of such opinion. McDonald has also delivered to the Merchants board of directors a written opinion as of the date of this document (the "McDonald Opinion"), that is substantially similar to the opinion delivered on July 29, 1999. No limitations were imposed by Merchants on McDonald with respect to the investigations made or the procedures followed in rendering its opinion.

        The full text of the McDonald opinion, which sets forth the assumptions made, matters considered and extent of review by McDonald, is attached as Appendix B to this prospectus and proxy statement and is incorporated herein by reference. It should be read carefully and in its entirety in conjunction with this prospectus and proxy statement. The following summary of the McDonald opinion is qualified in its entirety by reference to the full text of the opinion. The McDonald opinion is addressed to the Merchants board and does not constitute a recommendation to any stockholder of Merchants as to how such stockholder should vote at the Merchants special meeting described in this prospectus and proxy statement.

        McDonald, in connection with rendering its opinion:

•	Reviewed the Merger Agreement and exhibits, including the Stock Option Agreement and certain related documents;

•	Reviewed certain publicly available financial statements of Merchants and Old Kent;

•	Reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Merchants and Old Kent provided to McDonald or publicly available;

•	Participated in meetings and telephone conferences with members of senior management of Merchants and Old Kent concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters McDonald believed relevant to its inquiry;

•	Reviewed certain stock market information for the Merchants common stock and Old Kent common stock and compared it with similar information for certain companies, the securities of which are publicly traded;

•	Compared the results of operations and financial condition of Merchants and Old Kent with that of certain companies that McDonald deemed to be relevant for purposes of its opinion;

•	Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that McDonald deemed to be relevant for purposes of its opinion; and

•	Performed such other reviews and analyses as McDonald deemed appropriate.

        The oral and written opinions provided by McDonald to Merchants were necessarily based upon economic, monetary, financial market and other relevant conditions as of the dates thereof.

        In connection with its review and arriving at its opinion, McDonald relied upon the accuracy and completeness of the financial information and other pertinent information provided by Merchants to McDonald for purposes of rendering its opinion. McDonald did not assume any obligation to independently verify any of the provided information as being complete and accurate in all material respects. With regard to the financial forecasts established and developed for Merchants and Old Kent with the input of the respective managements, as well as projections of cost savings, revenue enhancements and operating synergies, McDonald assumed that these materials had been reasonably prepared on bases reflecting the best available estimates and judgments of Merchants and Old Kent as to the future performance of the separate and combined entities and that the projections provided a reasonable basis upon which McDonald could formulate its opinion. Merchants and Old Kent do not publicly disclose such internal management projections of the type utilized by McDonald in connection with McDonald's role as financial advisor to Merchants with respect to review of the merger. Therefore, such projections cannot be assumed to have been prepared with a view toward public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions facing Merchants and Old Kent. Accordingly, actual results could vary significantly from those set forth in the respective projections.

        McDonald does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect thereto and therefore assumes that such allowances for Merchants and Old Kent are adequate to cover such losses. In addition, McDonald does not assume responsibility for the review of individual credit files, did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of Merchants or Old Kent, nor was McDonald provided with such appraisals. Furthermore, McDonald assumed that the merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any waiver of any material terms or conditions by Merchants, and that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on either separate institution or the combined entity. Moreover, in each analysis that involves per share data for Merchants, McDonald adjusted the data to reflect full dilution, i.e., the effect of the exercise of outstanding options and/or warrants utilizing the treasury stock method. In particular, McDonald assumed that the merger will be recorded as a "pooling-of-interests" in accordance with generally accepted accounting principles.

        In connection with rendering its opinion to the Merchants board of directors, McDonald performed a variety of financial and comparative analyses that are briefly summarized below. Such summary of analyses does not purport to be a complete description of the analyses performed by McDonald. Moreover, McDonald believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more importantly, the opinion derived from them. The preparation of a financial advisor's opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, McDonald also included assumptions with respect to general economic, financial market and other financial conditions. Furthermore, McDonald drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in McDonald's analyses were not necessarily indicative of actual future results or values, which results and values may significantly diverge favorably or adversely from such estimates. Estimates of company valuations do not purport to be appraisals nor to necessarily reflect the prices at which companies or their respective securities actually may be sold. None of the analyses performed by McDonald were assigned a greater significance by McDonald than any other in deriving its opinion.

Comparable Company Analysis

        McDonald reviewed and compared actual stock market data and actual and estimated selected financial information for Old Kent with corresponding information for 16 publicly traded bank holding companies with assets between $5 billion and $40 billion (the "Old Kent Peer Group"). The Old Kent Peer Group is listed below (ranked by asset size):

1.	Fifth Third Bancorp	Cincinnati, OH
2.	Comerica Incorporated	Detroit, MI
3.	Northern Trust Corporation	Chicago, IL
4.	Huntington Bancshares, Inc.	Columbus, OH
5.	Marshall & Ilsley Corporation	Milwaukee, WI
6.	Associated Banc-Corp	Green Bay, WI
7.	Commerce Bancshares, Inc.	Kansas City, MO
8.	TCF Financial Corporation	Minneapolis, MN
9.	FirstMerit Corporation	Akron, OH
10.	Provident Financial Group, Inc.	Cincinnati, OH
11.	Sky Financial Group, Inc.	Bowling Green, OH
12.	Citizens Banking Corporation	Flint, MI
13.	UMB Financial Corporation	Kansas City, MO
14.	Old National Bancorp	Evansville, IN
15.	Community First Bankshares	Fargo, ND
16.	First Midwest Bancorp	Itasca, IL

        The table below represents a summary analysis of the Old Kent Peer Group based on market prices as of July 28, 1999 and the latest publicly available financial data as of or for the 12 months ended June 30, 1999:

	Mean	Median	Old Kent
Price to Last Twelve Months Earnings Per Share	19.0x	17.3x	20.9x
Price to 1999 Estimated Earnings Per Share	17.1x	15.4x	19.1x
Price to 2000 Estimated Earnings Per Share	15.3x	13.8x	17.0x
Price to Book Value Per Share	306%	285%	436%
Price to Tangible Book Value Per Share	357%	354%	490%
Dividend Yield	2.21%	2.31%	1.75%
Return on Core Average Assets	1.38%	1.36%	1.43%
Return on Core Average Equity	16.04%	15.84%	20.46%
Leverage Ratio	7.4%	7.6%	6.0%
Efficiency Ratio	56%	56%	58%

        McDonald reviewed and compared actual stock market data and actual and estimated selected financial information for Merchants with corresponding information for 25 publicly traded midwestern banks with assets between $700 million and $1.5 billion (the "Merchants Peer Group"). The Merchants Peer Group is listed below:

1.	Second Bancorp, Inc.	Warren, OH
2.	Mississippi Valley Banc	St. Louis, OH
3.	MB Financial, Inc.	Chicago, IL
4.	Republic Bancorp, Inc.	Louisville, KY
5.	Gold Banc Corporation	Leawood, KS
6.	First Merchants Corporation	Muncie, IN
7.	BancFirst Ohio Corp.	Zanesville, OH
8.	Midwest Banc Holdings, Inc.	Melrose Park, IL
9.	Independent Bank Corp.	Ionia, MI
10.	National City Bancorporation	Minneapolis, MN
11.	Capitol Bancorp Ltd.	Lansing, MI
12.	First Oak Brook Bancshares	Oak Brook, IL
13.	Merchants Bancorp, Inc.	Marietta, OH
14.	Farmers Capital Bank Corp.	Frankfort, KY
15.	Old Second Bancorp, Inc.	Aurora, IL
16.	First Busey Corporation	Urbana, IL
17.	Lakeland Financial Corp.	Warsaw, IN
18.	Shoreline Financial Corp.	Benton Harbor, MI
19.	Indiana United Bancorp	Greensburg, IN
20.	German American Bancorp	Jasper, IN
21.	First Banks America, Inc.	Clayton, MO
22.	State Financial Services	Hales Corners, WI
23.	Great Southern Bancorp, Inc.	Springfield, MO
24.	Michigan Financial Corp.	Marquette, MI
25.	Premier Financial Bancorp	Georgetown, KY

        The table below represents a summary analysis of the Merchants Peer Group based on market prices as of July 28, 1999 and the latest publicly available financial data as of or for the twelve months ended June 30, 1999:

	Mean	Median	Merchants
Price to Last Twelve Month Earnings Per Share	18.1x	17.3x	16.6x
Price to 1999 Estimated Earnings Per Share	14.8x	14.1x	16.4x
Price to 2000 Estimated Earnings Per Share	13.3x	12.8x	14.9x
Price to Tangible Book Value Per Share	205%	183%	209%
Dividend Yield	2.06%	2.12%	1.66%
Return on Core Average Assets	1.06%	1.02%	1.05%
Return on Core Average Equity	12.01%	11.89%	12.75%
Leverage Ratio	7.7%	7.6%	7.0%
Efficiency Ratio	61%	60%	63%

Comparable Transaction Analysis

        McDonald reviewed and compared actual information for groups of comparable pending and completed transactions it deemed pertinent to an analysis of the merger, including the following: (i) selected pending or completed transactions in the Midwest with seller's assets between $500 million and $2.5 billion (the "Midwest Transactions"); (ii) selected pending or completed transactions nationwide with seller's assets between $700 million and $1.5 billion and seller's ROAA of 1% and greater (the "Nationwide Transactions"); (iii) selected pending transactions nationwide with seller's ROAA greater than 1% (the "Pending Nationwide Transactions"). The mean and median ratios of (i) price to last 12 months earnings, (ii) price to book value, and (iii) price to tangible book value for each group were compared to the same ratios for the merger. The multiples for Merchants were based on Old Kent's closing share price of $42.94 on July 28, 1999, using an exchange ratio of 0.83, which ratio equates to a Merchants share price of $35.64. The implied multiples for Merchants are 20.6x last 12 months earnings, a 263% of book value and a 295% of tangible book value based on June 30, 1999 financials.

        The following is the list of the Midwest Transactions:

Buyer	Seller
Fifth Third Bancorp, Cincinnati, OH	Peoples BK Corp IN, Indianapolis, IN
Sky Financial Group, Bowling Green, OH	Mahoning Natl Bncp, Youngstown, OH
Citizens Bkng Corp., Flint, MI	F&M Bncp Inc., Kaukauna, WI
Old Kent Finl Corp., Grand Rapids, MI	Pinnacle Banc Group, Oak Brook, IL
First Finl Bancorp, Hamilton, OH	Sand Ridge Finl Corp, Highland, IN
FirstMerit Corp, Akron, OH	Signal Corp., Wooster, OH
Citizens Bcshs Inc., Salineville, OH	Ohio Bank, Findlay, OH
Mercantile Bancorp, St Louis, MO	First Financial Bncp, Iowa City, IA
Old Kent Finl Corp., Grand Rapids, MI	First Evergreen Corp, Evergreen Park, IL
Star Banc Corp, Cincinnati, OH	Trans Financial Inc., Bowling Green, KY
Union Planters Corp., Memphis, TN	AMBANC Corp, Vincennes, IN
St. Paul Bancorp, Chicago, IL	Beverly Bancorp., Tinley Park, IL
Mercantile Bancorp, St Louis, MO	Firstbank of IL, Springfield, IL
First Midwest Bncp, Naperville, IL	Heritage Finl Svcs, Tinley Park, IL

Mercantile Bancorp, St Louis, MO	CBT Corp, Paducah, KY
F&M Bancorporation, Kaukauna, WI	BancSecurity Corp., Marshalltown, IA
Union Planters Corp., Memphis, TN	Merchants First Corp, Paducah, KY
FirstMerit Corp, Akron, OH	CoBancorp, Inc, Elyria, OH
CNB Bancshares Inc., Evansville, IN	Pinnacle Financial, St Joseph, MI
Commercial Federal, Omaha, NE	Liberty Financial, West Des Moines, IA

        The following table represents a summary analysis of the Midwest Transactions based on the announced transaction values:

	Mean	Median
Price to Last Twelve Months Earnings	23.8x	23.8x
Price to Book Value	300%	285%
Price to Tangible Book Value	326%	310%

        The following is the list of the Nationwide Transactions:

Buyer	Seller
Sky Financial Group, Bowling Green, OH	Mahoning Natl Bncp, Youngstown, OH
Zions Bancorp, Salt Lake City, UT	Pioneer Bancorp., Reno, NV
Old Kent Finl Corp., Grand Rapids, MI	Pinnacle Banc Group, Oak Brook, IL
BancWest Corp., Honolulu, HI	SierraWest Bancorp, Truckee, CA
Summit Bancorp, Princeton, NJ	Prime Bancorp Inc., Fort Washington, PA
BB&T Corp., Winston-Salem, NC	Mason-Dixon Bcshs, Westminster, MD
City Holding Company, Charleston, WV	Horizon Bancorp Inc., Beckley, WV
Banknorth Group Inc., Burlington, VT	Evergreen Bancorp, Glens Falls, NY
First Commonwealth, Indiana, PA	Southwest Natl Corp., Greensburg, PA
First American Corp., Nashville, TN	Pioneer Bancshares, Chattanooga, TN
Union Planters Corp., Memphis, TN	AMBANC Corp, Vincennes, IN
Cullen/Frost Bankers, San Antonio, TX	Overton Bancshares, Fort Worth, TX
First Midwest Bncp, Naperville, IL	Heritage Finl Svcs, Tinley Park, IL
Mercantile Bancorp, St Louis, MO	CBT Corp, Paducah, KY
Union Planters Corp., Memphis, TN	Peoples First Corp, Paducah, KY

        The following table represents a summary analysis of the Nationwide Transactions based on the announced transaction values:

	Mean	Median
Price to Last Twelve Months Earnings	24.9x	25.3x
Price to Book Value	317%	316%
Price to Tangible Book Value	332%	326%

        The following is the list of the Pending Nationwide Transactions:

Buyer	Seller
Compass Bancshares, Birmingham, AL	Western Bancshares, Alburquerque, NM
Regions Finl Corp., Birmingham, AL	Minden Bancshares, Minden, LA
Fifth Third Bancorp, Cincinnati, OH	Peoples BK Corp IN, Indianapolis, IN
Regions Finl Corp., Birmingham, AL	LCB Corporation Inc., Fayetteville, TN
PBOC Holdings Inc., Los Angeles, CA	Bank of Hollywood, Hollywood, CA
Compass Bancshares, Birmingham, AL	Hartland Bank NA, Austin, TX
Sky Financial Group, Bowling Green, OH	Mahoning Natl Bncp, Youngstown, OH
Zions Bancorp, Salt Lake City, UT	First Security Corp., Salt Lake City, UT
City National Corp., Beverly Hills, CA	American Pacific, Sherman Oaks, CA
AmSouth Bancorp., Birmingham, AL	First American Corp., Nashville, TN
CVB Financial Corp., Ontario, CA	Orange National Bncp, Orange, CA
Zions Bancorp, Salt Lake City, UT	Pioneer Bancorp., Reno, NV
Natl Commerce Bncp, Memphis, TN	First Finl Corp., Mount Juliet, TN
Firstar Corp., Milwaukee, WI	Mercantile Bancorp, St. Louis, MO
Premier Bancshares, Atlanta, GA	Farmers & Mrchnts Bk, Summerville, GA
Citizens Bkng Corp., Flint, MI	F&M Bncp Inc., Kaukauna, WI
Central Bancompany, Jefferson City, MO	Mid-Continent Bcshs, Blue Springs, MO
Bank United Corp., Houston, TX	Texas Central Bcshs, Dallas, TX
Old Kent Finl Corp., Grand Rapids, MI	Pinnacle Banc Group, Oak Brook, IL
Synovus Finl Corp, Columbus, GA	Merit Holding Corp., Tucker, GA
FCNB Corp., Frederick, MD	First Frederick Finl, Frederick, MD
Associated Banc-Corp, Green Bay, WI	Riverside Acqstn Cp., Minneapolis, MN
Mrch & Manufact Bncp, Greendale, WI	Pyramid Bancorp Inc., Grafton, WI
Belvedere Cap Ptnrs, San Francisco, CA	Cerritos Valley Bncp, Norwalk, CA
Summit Bancorp, Princeton, NJ	Prime Bancorp Inc., Fort Washington, PA
Independence Cmty, Brooklyn, NY	Broad National Bncp, Newark, NJ

        The following table represents a summary analysis of the Pending Nationwide Transactions based on the announced transaction values:

	Mean	Median
Last Twelve Months Earnings	21.6x	21.6x
Price to Book Value	323%	320%
Price to Tangible Book Value	345%	333%

Contribution Analysis

        McDonald analyzed the contribution of each company to the pro forma company relative to their approximate ownership of the pro forma company. The analysis indicated that Merchants' stockholders would hold approximately 3.6% of the pro forma diluted shares. Merchants' approximate contributions are listed below by category:

Assets	4.9%
Loans	4.8%
Deposits	5.3%
Stockholders' Equity	5.4%
Tangible Stockholders' Equity	5.4%
LTM Earnings	3.8%
1999 Estimated Earnings	3.5%
2000 Estimated Earnings	3.4%

Accretion/Dilution Analysis

        On the basis of financial projections and estimates of on-going cost savings accruing to the pro forma company provided to McDonald by Merchants and Old Kent, as well as estimated one-time costs related to the merger, McDonald compared pro forma equivalent per share calculations with respect to earnings, cash dividends, book value and tangible book value to the stand-alone per share projections for Merchants.

        The accretion/dilution analysis demonstrated, among other things, that the merger would result in:

•	Accretion to earnings per share for Merchants' stockholders in 1999, assuming that closing would occur the first quarter of 2000, with increasing amounts of accretion in 2000 and 2001;

•	Significantly higher cash dividends per share for Merchants' stockholders, assuming Old Kent maintains its current dividend policy; and
•	Dilution to both book value per share and tangible book value per share for Merchants' stockholders over the period of the analysis.

Discounted Cash Flow Analysis

        McDonald performed a discounted cash flow analysis with regard to Merchants on a stand-alone basis. This analysis utilized a range of discount rates of 14% to 18% and a range of earnings terminal multiples of 15.0x to 25.0x. The analysis resulted in a range of present values of $19.43 to $39.59 for Merchants on a stand-alone basis. As indicated above, this analysis was based on Merchants' management estimates and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. McDonald noted that the discounted cash flow analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

Other Analyses

        McDonald also reviewed certain other information including pro forma estimated balance sheet composition and pro forma financial performance.

        No other company used as a comparison in the above analyses is identical to Merchants, Old Kent or the combined entity and no other transaction is identical to the merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involves complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which Merchants, Old Kent and the combined entity are being compared.

        In connection with rendering the McDonald opinion, McDonald performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which such analyses described above were based and the factors considered in connection therewith.

        McDonald is a member of all principal securities exchanges in the United States and in the conduct of its broker-dealer activities has from time to time purchased securities from, and sold securities to, Merchants and/or Old Kent. As a market maker, McDonald may also have purchased and sold the securities of Merchants and/or Old Kent for McDonald's own account and for the accounts of its customers.

        Merchants paid McDonald a $100,000 fee for its services in rendering the McDonald Opinion. Fees previously paid to McDonald by Merchants in connection with its engagement will be credited against the amount of the transaction fee payable to McDonald at closing. Assuming that the transaction had closed on [_ _ _], the amount of the total fee payable to McDonald would have been approximately $_._ million. Merchants has also agreed to reimburse McDonald for up to $10,000 in reasonable out-of-pocket expenses incurred in connection with its engagement, and to indemnify McDonald against certain liabilities, including liabilities under the federal securities laws.

Stock Price Condition

        Merchants has the right to terminate the Merger Agreement and not complete the merger if (1) the Final Old Kent Price is less than $36.4969, and (2) the number determined by dividing the Final Old Kent Price by $42.9375 is less than the number obtained by subtracting 0.15 from the quotient obtained by dividing (a) the weighted average of the average closing prices per share on the ten trading days ending on the 11th business day prior to the scheduled closing of each of the common stocks for the 22 regional bank holding companies of similar size (as specified in Exhibit B of the Merger Agreement attached as Appendix A to this prospectus and proxy statement) (the "Index Companies") by (b) the weighted average of the closing prices per share of each of the common stocks of the Index Companies as of July 28, 1999. In other words, if the average of the per share closing prices of Old Kent common stock on the ten trading days ending on the 11th business day prior to the date of the scheduled closing of the merger is less than $36.4969 and there is a decline of approximately 15% in the trading price of Old Kent relative to the Index Companies as calculated above, Merchants has the right (but not the obligation) to terminate the Merger Agreement. You should note that this right to terminate the Merger Agreement is only available to Merchants after the Final Old Kent Price has been determined, which will only be determinable once the closing of the merger is scheduled.

        Old Kent and Merchants have agreed to schedule the closing of the merger on a mutually agreed upon date, and presently anticipate the closing will occur on February 9, 2000. If they cannot agree upon a date, either party may schedule the closing by giving the other party ten business days' prior written notice of the desired closing date. However, neither party may give such notice unless and until (1) all applicable government approvals of the merger have been obtained (including the expiration of any applicable waiting periods), and (2) the Merchants' stockholders have adopted the Merger Agreement. In addition, the closing cannot take place prior to Old Kent's dividend record date for the first quarter of 2000 without Old Kent's express written consent.

Regulatory Approvals

        Before Old Kent and Merchants may complete the merger, Old Kent must receive the approval of the Federal Reserve Board. In addition, if and when the Federal Reserve Board approves the merger, Old Kent and Merchants must wait an additional 30 days before completing the merger to allow the U.S. Department of Justice to take further action to delay or block the merger. However, if the Department of Justice does not issue adverse comments during the first 15 days of this period, Old Kent and Merchants may complete the merger at that time. Old Kent filed its application to approve the merger with the Federal Reserve Board on __________, 1999. While Old Kent expects to receive the Federal Reserve Board's approval, no assurance can be made as to whether or when the approval will be given.

Effective Time of the Merger

        The "Effective Time" of the merger -- that is, the date and time following the closing that the merger is legally completed -- will be as of the time and date to be selected by Old Kent and specified in the Certificates of Merger filed with the states of Michigan and Delaware, but not later than five business days after the closing occurs. Old Kent and Merchants anticipate that the closing will occur on February 9, 2000 and the Effective Time will be February 11, 2000.

Bank Consolidation

        Old Kent anticipates that immediately after the merger, when Merchants National Bank and Old Kent Bank are both wholly owned subsidiaries of Old Kent, Old Kent will consolidate (i.e., merge) Merchants National Bank with and into Old Kent Bank. This bank consolidation will only occur if the merger is completed. Merchants has agreed to assist Old Kent prior to the merger in connection with obtaining any necessary regulatory approvals for this bank consolidation. However, such approvals are not required prior to the completion of the acquisition of Merchants by Old Kent.

Distribution of Old Kent Common Stock

        As of the Effective Time, you will cease to be a stockholder of Merchants. Certificates that represented your shares of Merchants common stock outstanding immediately prior to the Effective Time (referred to as "Old Certificates") will then represent the right to receive (1) shares of Old Kent common stock having all of the voting and other rights of shares of Old Kent common stock, and (2) cash in lieu of fractional shares.

        If Old Kent declares a dividend on the Old Kent common stock payable to stockholders of record of Old Kent as of a record date at or after the Effective Time, you will be entitled to receive that dividend. However, you will not actually receive dividends payable to holders of record of Old Kent common stock after the Effective Time until you physically submit your Old Certificates pursuant to properly submitted transmittal materials. Upon physical exchange of your Old Certificates, you will be entitled to receive from Old Kent an amount equal to all such dividends (without interest and less the amount of taxes, if any, that may have been imposed or paid) declared and paid with respect to those shares. If you are enrolled in Old Kent's DRIP, such amount will be credited to your account as a cash purchase for investment at the plan's next opportunity.

        As soon as practicable after the Effective Time, Old Kent will cause Old Kent Bank or such other bank or trust company as Old Kent may designate (the "Exchange Agent") to send you transmittal materials to be used to exchange Old Certificates for (1) enrolling in Old Kent's DRIP with credit for all full and fractional shares received, (2) Old Kent common stock certificates, or (3) book entry shares registered on Old Kent's stock transfer records (without enrolling in Old Kent's DRIP and terminating participation in Merchants' DRIP). The transmittal materials will contain instructions with respect to the surrender of Old Certificates and the selection of these exchange options. In the absence of a selection by you of any of these exchange options, you will receive book entry shares for your Old Certificates. Old Kent will deliver to the Exchange Agent that number of shares of Old Kent common stock issuable in the merger and the amount of cash payable for fractional shares in the merger.

        Promptly after you deliver your Old Certificates to the Exchange Agent, the Exchange Agent will register the shares of Old Kent common stock issuable to you in the name and to the address appearing on Merchants' stock records as of the Effective Time or in such other name or to such other address as you may specify in the transmittal documents received by the Exchange Agent. The Exchange Agent will not be required to register the shares in the above manner until it has received all of your Old Certificates (or an affidavit of loss and indemnity bond for such certificate or certificates), together with properly executed transmittal materials. Such Old Certificates, transmittal materials, and affidavits must be in a form and condition reasonably acceptable to Old Kent and the Exchange Agent. The Exchange Agent will have discretion to determine reasonable rules and procedures relating to the exchange (or lack thereof) of Old Certificates and the payment for fractional shares.

        After the Effective Time, Old Kent will not transfer on the stock transfer books of Merchants any shares of Merchants common stock that were issued and outstanding immediately prior to the Effective Time of the merger. If, after the Effective Time, a former Merchants stockholder properly presents Old Certificates to the Exchange Agent for transfer, the Exchange Agent will cancel and exchange the Old Certificates for shares of Old Kent common stock as provided in the Merger Agreement. After the Effective Time, ownership of shares represented by Old Certificates may be transferred only on the stock transfer records of Old Kent.

Exclusive Commitment to Old Kent

Board Recommendation

        In the Merger Agreement, the board of directors of Merchants has agreed, except in the case of a "Fiduciary Event" that has occurred and is continuing, to declare the Merger Agreement is advisable and to recommend the approval of the Merger Agreement to Merchants' stockholders. A "Fiduciary Event" will be deemed to have occurred if and when the Merchants board of directors has:

•	Received in writing a "Superior Proposal" (see below), that is then still pending;

•	Determined in good faith (based upon the advice of legal counsel) that the failure to withdraw, modify, or change its recommendation would cause the board of directors to breach its fiduciary duties to Merchants' stockholders under applicable law; and

•	Determined to accept and recommend the Superior Proposal to Merchants' stockholders.

        A "Superior Proposal" is defined to mean any bona fide unsolicited offer, proposal, solicitation, or expression of interest made by a third party on terms that the board of directors determines in good faith, based on the written advice of McDonald Investments Inc. or another financial advisor of nationally recognized reputation, to be more financially favorable to Merchants' stockholders than the Merger Agreement.

        The withdrawal, modification, or change of the Merchants board's recommendation of the acquisition by Old Kent, if a Fiduciary Event has occurred, will not be a breach of the Merger Agreement, provided that Merchants provides Old Kent at least two business days advance notice. However, Old Kent will retain its rights under the Stock Option Agreement (see "--Stock Option Agreement" below).

No Negotiations with Third Parties

        In addition to the Merchants' board of directors' commitment to recommend the acquisition by Old Kent to its stockholders, Merchants has agreed that it (along with its directors, officers, employees, attorneys, investment bankers, and other agents) will not directly or indirectly solicit or otherwise encourage any other party to make any proposal involving the sale of Merchants or any of Merchants' subsidiaries. Further, Merchants has agreed not to negotiate with any other party regarding a possible sale of Merchants, except only in the event of what would otherwise constitute a Fiduciary Event but for the fact that the Merchants board has yet to accept and recommend the Superior Proposal. Finally, again except as otherwise required by law, or if a Fiduciary Event has occurred and continues, or in the case of what would otherwise be a Fiduciary Event but for the fact that Merchants' board has yet to accept and recommend the Superior Proposal, Merchants has agreed that it (along with its directors, officers, employees, attorneys, investment bankers, and other agents) will not provide any non-public information about itself or any of Merchants' subsidiaries to any party other than Old Kent. When Merchants is required to disclose information to a party other than Old Kent as required by law or by the Merger Agreement, Merchants must obtain a confidentiality agreement with similar restrictions as the confidentiality agreement between Old Kent and Merchants, and Merchants can only provide information that has been previously disclosed to Old Kent.

Conduct of Merchants Pending the Completion of the Merger

        In the Merger Agreement, Merchants made certain covenants to Old Kent. These covenants, which remain in effect until the merger or until the Merger Agreement has been terminated, are summarized below.

Ordinary Course of Business

        Merchants has agreed to conduct its business and manage its property only in the usual, regular, and ordinary course in substantially the same manner as prior to the execution of the Merger Agreement. In particular, Merchants has agreed, among other things, to: (1) refrain from taking any action that would be inconsistent with or contrary to the Merger Agreement; (2) comply in all material respects with all laws, regulations and court and administrative orders; (3) make no change in its certificate of incorporation, bylaws, or capital stock (except as contemplated by the Stock Option Agreement, the Merchants Bancorp, Inc. 1993 Stock Incentive Plan, the Merchants Bancorp, Inc. Thrift Plan and the Merchants dividend reinvestment plan, all in accordance with the Merger Agreement); (4) use all reasonable efforts to preserve its business organization intact; (5) charge off loans and maintain its allowance for loan losses in accordance with its prior practices and regulatory and accounting standards; (6) except to reelect incumbent directors, not increase the number of directors or fill any other vacancy on the board of directors, elect or appoint any person to an executive office or hire any person to perform the services of an executive officer; (7) take no action to increase the salary, severance or other compensation payable to, or fringe benefits of, or pay or agree to pay any bonus to, any officer or director, or any other class or group of employees as a class or group, without Old Kent's prior written consent, except for (a) previously planned or scheduled salary increases consistent with past practice that have been disclosed to Old Kent in Merchants' disclosure statement; (b) existing cash-only incentive awards under the plans disclosed to Old Kent in Merchants' disclosure statement and existing cash-only payments pursuant to any other Merchants' plans only if such payments are consistent in nature and amount with past practice and Old Kent expressly consents in writing; (c) holiday cash bonus payments disclosed in writing to Old Kent; (d) tuition reimbursement payments under the terms set forth in Merchants' tuition reimbursement plan; and (e) stay bonuses up to an aggregate of $500,000 to induce employees of Merchants and its subsidiaries who are not covered by existing employment or change in control agreements (except for Helmut J. Siefert, who will receive a stay bonus and also has a change in control agreement) to continue their employment, allocated in accordance with the Merger Agreement and in consultation with Old Kent; (8) take no action to enter into any employment agreement that is not terminable by Merchants or any of Merchants' subsidiaries without cost or penalty upon 60 days' or less notice, except as contemplated by the Merger Agreement; (9) notify Old Kent of the threat or commencement of any material lawsuit or other proceeding against or relating to Merchants or Merchants' subsidiaries, their directors, officers, or employees in their capacities as such, or the merger or the Merger Agreement; (10) make no charitable or similar contributions or gifts of cash or other assets except for contributions that, in the aggregate, will have a fair market value not greater than $100,000 in each of 1999 and 2000 (prorated for the year 2000 for the number of days through the Effective Time); (11) take no action to pay, agree to pay, or incur any liability, except for liabilities already accruing on Merchants' books as of the date of the Merger Agreement, for the purchase or lease of any item of real property, fixtures, equipment or other capital asset in excess of $50,000 individually or in excess of $100,000 in the aggregate with respect to Merchants, except for prior commitments disclosed in Merchants' disclosure statement; (12) refrain from entering into any new service agreements that are not terminable by Merchants without penalty upon 60 days' or less notice, except for contracts for services which do not exceed $50,000 in aggregate, excepting contracts for services relating to the merger; and (13) take no action to open, enlarge or materially remodel any bank or other facility or to lease, purchase or otherwise acquire any real property for use as a branch bank, or apply for regulatory approval of any new branch bank, excepting prior commitments made by Merchants or Merchants National Bank that are disclosed in Merchants' disclosure statement.

Dividends

        Merchants will not pay or make any dividend or purchase or redeem any shares of Merchants common stock other than the regular quarterly cash dividends in an amount per share not to exceed $0.12 per share per quarter in a manner consistent with past practice. Old Kent and Merchants have agreed that they will cooperate to assure that, during any calendar quarter, there will not be a duplication of payment of dividends to the stockholders of Merchants.

        If Merchants' payment of the cash dividend is not made or is reduced because it would disqualify the merger from being treated as a pooling-of-interests for accounting purposes, Old Kent and Merchants have agreed to make an equitable adjustment to the exchange ratio to the extent that a portion of the dividend cannot be paid.

Environmental Investigation

        Merchants has agreed to permit Old Kent to conduct an environmental assessment of each parcel of Merchants' currently owned real property, any other real estate formerly owned by Merchants or any of its subsidiaries and any real estate acquired by Merchants' subsidiaries in satisfaction of a debt previously contracted.

        If Old Kent discovers any facts or conditions that it reasonably believes could potentially pose a current or future risk of a liability, interference with use, or diminution of value of the property that could be material, then Old Kent shall identify that risk to Merchants, identify the facts or conditions underlying that risk, and provide Merchants with a copy of the environmental assessment for that property. In addition, Old Kent will obtain an estimate of the proposed scope of work and maximum foreseeable cost of any further environmental investigation, remediation, or other follow-up work it reasonably deems necessary or appropriate to assess and, if necessary or appropriate, clean-up the environmental risk. All work plans for any investigation and clean-up shall be mutually satisfactory to Old Kent and Merchants.

        If Old Kent and Merchants are unable to agree upon a course of action to promptly complete any investigation and clean-up and/or a mutually acceptable modification to the Merger Agreement, and Old Kent cannot be reasonably assured that the after-tax cost of the sum of (1) the actual cost of all investigative and remedial or other corrective actions or measures undertaken by Merchants, (2) the estimated cost of all investigative and remedial or other corrective actions or measures not undertaken by Merchants but required by law or necessary to avoid future exposure to material liability, and (3) all decreases in the value of such properties, in the aggregate, will not exceed $1,000,000; then Old Kent may terminate the Merger Agreement.

Technology-Related Contracts

        Merchants or its subsidiaries may not enter into any new technology-related agreement without the consent of Old Kent, which consent must not be unreasonably withheld if the agreement is necessary for Merchants to conduct business in the ordinary course through the Effective Time. Merchants has agreed to advise Old Kent of all anticipated renewals or extensions of existing data processing service agreements, data processing software license agreements, data processing hardware lease agreements and other material technology-related licensing or servicing agreements with independent vendors and to cooperate with Old Kent in negotiating with those vendors the length of any extension or renewal term of those agreements where such extension or term extends beyond the Effective Time. Merchants has agreed to send to each vendor, as and when due, such notices of nonrenewal as may be necessary or appropriate under the terms of the applicable agreements to prevent those agreements from automatically renewing for a term extending beyond the Effective Time. Such notices may be conditioned upon the completion of the merger. Notwithstanding the foregoing, Merchants is not obligated to take any irrevocable action, or irrevocably forego taking any action with respect to a technology-related contract which would cause any such agreement to terminate, expire or be materially modified prior to the Effective Time.

Thrift Plan

        Pursuant to the Merger Agreement, Merchants has agreed to provide Old Kent with all reasonable assistance, approve and adopt all resolutions, and take all other necessary and appropriate actions in the judgment of Old Kent to terminate the Merchants' thrift plan, and Old Kent has agreed to terminate the thrift plan as soon as practicable after the merger.

Insurance and Indemnification

        Old Kent has agreed to honor any and all rights to indemnification and advancement of expenses now existing in favor of the directors and officers of Merchants and its subsidiaries under their certificates of incorporation or bylaws. These enforceable contractual rights will remain in effect following the merger and will continue with respect to acts or omissions occurring before the Merger with the same force and effect as prior to the merger.

        In addition, Old Kent has agreed to use all reasonable efforts to cause the officers and directors of Merchants immediately prior to the merger to be covered for a period of at least two years from the merger by the directors' and officers' liability insurance policy maintained by Merchants with respect to acts or omissions occurring prior to the merger that were committed by such officers and directors in their capacity as such. Old Kent may substitute for Merchants' current coverage new coverage under policies offering at least comparable coverage and amounts containing terms and conditions that are not materially less advantageous than Merchants current policy. However, in no event will Old Kent be required to pay, directly or indirectly through Merchants or its subsidiaries, more than $70,000 per annum to either maintain or procure insurance coverage pursuant to the Merger Agreement. Old Kent and Merchants have agreed to cooperate and use reasonable best efforts to maximize the insurance coverage that may be obtained for the $70,000 per annum amount. If Old Kent does not advise Merchants in writing prior to commencement of the ten consecutive trading days ending on the 11th day prior to the scheduled date of the closing that it has procured such coverage for at least two years or agrees to do so without regard to the $70,000 limit, Merchants will be permitted, in lieu of receiving the foregoing insurance coverage, to purchase tail coverage for past acts and omissions for a single premium amount not in excess of the $70,000 limit.

Management of Old Kent After the Merger

        Upon completion of the merger, Old Kent's directors and executive officers will remain the same. Upon the completion of the consolidation of Merchants National Bank into Old Kent Bank, Old Kent anticipates that some of the executive officers of Merchants or Merchants National Bank will become officers of Old Kent Bank.

Conditions to Closing the Merger

Mutual Conditions to Close

        The obligations of each of Old Kent and Merchants to complete the merger are subject to the fulfillment of certain conditions, including the following:

•	The stockholders of Merchants must have adopted the Merger Agreement;

•	Each company's representations and warranties to the other in the Merger Agreement must be true as of July 29, 1999 (the date the Merger Agreement was signed) and as of the closing, except where the failure of such representations and warranties to be true, individually or in the aggregate, does not or would not result in a "Material Adverse Effect" (as defined below) on the breaching party;

•	Each company must have performed in all material respects all of the agreements, conditions, and covenants to be completed at or prior to the closing made by that company in the Merger Agreement;

•	Old Kent and Merchants must not be subject to any order, decree, or injunction by any court or governmental authority that enjoins or prohibits the consummation of the merger;

•	The registration statement of which this prospectus and proxy statement is a part must have been declared effective by the Securities and Exchange Commission and must not be subject to a stop order or threatened stop order; and

•	Each company's legal counsel must provide an opinion to the other company with respect to certain legal matters.

        The term "Material Adverse Effect" is defined to mean any change or effect that, individually or when taken together with all other such changes or effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, has or is reasonably likely to have a material negative impact on the business, assets, financial condition, results of operations, or value of Old Kent and its subsidiaries, taken as a whole, or, as the case may be, Merchants and its subsidiaries, taken as a whole; or the ability of Old Kent or Merchants, as the case may be, to satisfy the applicable closing conditions or consummate the merger or perform its obligations under the Stock Option Agreement. Notwithstanding the above, the following will not be included in any determination of a Material Adverse Effect: (1) changes in GAAP that are generally applicable to financial institutions and their holding companies; however, excluding from this exception any material change to pooling-of-interests accounting rules; (2) actions and omissions of a party taken with the prior written consent of the other party; (3) changes in economic conditions (including change in the level of interest rates) generally affecting financial institutions; (4) fees and expenses reasonably related to the merger (such as any additional insurance coverages, employment and consulting services, legal, accounting, and investment banking fees and expenses, and severance and retention provisions); and (5) the failure of public utilities, multi-user data transmission networks, intercharges, switches, and other problems related to the year 2000 problem affecting the banking industry as a whole.

Old Kent's Conditions to Close

        In addition, Old Kent's obligation to complete the merger is subject to the fulfillment of certain other conditions, including the following:

•	There must not be any investigation, lawsuit, or other proceeding pending or threatened against or relating to Merchants or any of Merchants' subsidiaries (or their officers or directors, in their capacity as such) or any of their properties or business that may result in any liability that is reasonably likely to have a Material Adverse Effect on Merchants or any of its subsidiaries;

•	Each governmental agency having jurisdiction over the merger must have approved or consented to the merger without imposing any non-standard conditions to approval that are not reasonably satisfactory to Old Kent;

•	Merchants must have obtained the consent or waiver of any material rights of the other party under contracts designated by Old Kent as material and under any other agreements containing a provision triggered by a change of control of Merchants and the result of which could have a Material Adverse Effect on Merchants;

•	Old Kent must have received a tax opinion from Warner Norcross & Judd LLP to the effect that, among other matters, Old Kent will not recognize gain or loss on its receipt of the assets of Merchants in exchange for the shares of Old Kent common stock to be issued in the merger (see "--Material Federal Income Tax Consequences" below);

•	Merchants must have received and delivered to Old Kent a letter from its independent public accountants to the effect that Merchants is eligible to participate in a pooling-of-interests business combination; and

•	Old Kent must have received a letter from its independent public accountants to the effect that the merger should qualify as a transaction to be accounted for as a pooling-of-interests.

Merchants' Conditions to Close

        In addition, Merchants' obligation to complete the merger is subject to the fulfillment of certain other conditions, including the following:

•	Merchants must have received a tax opinion from Warner Norcross & Judd LLP to the effect that, among other matters, no gain or loss will be recognized by the stockholders of Merchants and the basis of the Old Kent common stock received will be the same as the stockholders basis in Merchants common stock (see "--Material Federal Income Tax Consequences" below);

•	Each governmental agency having jurisdiction over the merger must have approved or consented to the merger;

•	Merchants' financial advisor, McDonald Investments Inc., must have delivered an opinion, dated as of July 29, 1999 and renewed as of the date of this prospectus and proxy statement, to the effect that the terms of the merger are fair to Merchants' stockholders from a financial point of view and that opinion must not have been subsequently withdrawn; provided, Merchants must have used all reasonable efforts to obtain such an opinion; and

•	The Old Kent common stock to be issued in the merger must have been authorized for listing on the New York Stock Exchange.

Termination

        Prior to the Effective Time, the Merger Agreement may be terminated by Old Kent or Merchants by mutual consent, or by either of them if the merger has not been completed on or before February 29, 2000.

Old Kent's Right to Terminate

        In addition, Old Kent may terminate the Merger Agreement and abandon the merger on its own action upon the occurrence of certain events specified in the Merger Agreement, including among others, the following:

•	Any of the conditions of Old Kent's obligation to complete the merger have not been met or waived by Old Kent at such time as such condition can no longer be satisfied, notwithstanding Old Kent's best efforts to comply with the covenants;

•	Certain environmental risks exist that, in the aggregate could amount to liability or loss of value exceeding $1,000,000 and Old Kent has given the requisite notice to Merchants (see "--Conduct of Merchants Pending the Completion of the Merger--Environmental Investigation" above);

•	Old Kent's independent public accountants advise Old Kent that they are not of the opinion that the merger is likely to qualify for pooling-of-interests accounting treatment; provided that Old Kent must not have willfully taken any action to disqualify the merger as a pooling-of-interests for accounting and financial purposes and that Merchants will have 30 days after receiving notification to cure any condition that would prevent the merger from qualifying for treatment as a pooling-of-interests for accounting and financial reporting purposes;

•	Merchants' stockholders fail to adopt the Merger Agreement at the special meeting;

•	An event that caused or is reasonably likely to cause a Material Adverse Effect on Merchants;

•	A Fiduciary Event;

•	An event triggering the distribution of rights under the Merchants' rights agreement; or

•	A material breach of Merchants' representations and warranties with respect to the year 2000, or Merchants or its subsidiaries assets which are individually or in the aggregate material to the conduct of its business malfunction due to a failure to process date and time data due to the year 2000 problem.

Merchants' Right to Terminate

        In addition, Merchants may terminate the Merger Agreement and abandon the merger on its own action upon the occurrence of certain events specified in the Merger Agreement, including among others, the following :

•	Any of the conditions to Merchants' obligation to complete the merger, notwithstanding Merchants' best efforts to comply, have not been met or waived by Merchants, at such time as such condition can no longer be satisfied;

•	The Final Old Kent Price is less than $36.4969 and there is a substantial decline in the trading price of Old Kent relative to a group of Index Companies set forth in the Merger Agreement (see "--Stock Price Condition" above);

•	Merchants' stockholders fail to adopt the Merger Agreement at the special meeting;

•	An event that caused or is reasonably likely to cause a Material Adverse Effect on Old Kent; or

•	A material breach of Old Kent's representations and warranties with respect to the year 2000, or Old Kent or its subsidiaries assets which are individually or in the aggregate material to the conduct of its business malfunction due to a failure to process date and time data due to the year 2000 problem.

Effect of Termination

        If either Old Kent or Merchants terminates the Merger Agreement in accordance with its terms, neither Old Kent, Merchants, nor any of their respective subsidiaries, officers or directors will be liable to the others. However, the Stock Option Agreement (unless it is terminated in accordance with its terms) and certain provisions regarding confidentiality and expenses will survive the termination of the Merger Agreement. In addition, neither company will be released from liability to the other for any liabilities or damages arising out of its breach of any provision in the Merger Agreement.

Description of Old Kent Capital Stock

        Old Kent's authorized capital stock consists of 300,000,000 shares of Old Kent common stock, $1.00 par value, and 25,000,000 shares of preferred stock, no par value, of which 3,000,000 shares are designated Series A Preferred Stock, 500,000 shares are designated Series B Preferred Stock, and 1,000,000 shares are designated Series C Preferred Stock. The 1,000,000 shares of Series C Preferred Stock are reserved for issuance pursuant to Series C Preferred Stock Purchase Rights governed by a rights agreement, dated January 20, 1997, as amended, between Old Kent and Old Kent Bank (the "Old Kent Rights Agreement"). As of _______, 1999, Old Kent had outstanding ___________ shares of Old Kent common stock and no shares of Preferred Stock.

        Common Stock. Old Kent stockholders are entitled to dividends out of funds legally available for that purpose when, as and if declared by the Old Kent board of directors. The dividend rights of Old Kent common stock are subject to the rights of Old Kent preferred stock that have been or may be issued. Each holder of Old Kent common stock is entitled to one vote for each share held on each matter presented for stockholder action. Old Kent common stock has no preemptive rights, cumulative voting rights, conversion rights, or redemption provisions.

        In the case of any liquidation, dissolution, or winding up of the affairs of Old Kent, Old Kent stockholders will be entitled to receive, pro rata, any assets distributable to common stockholders in respect of the number of shares held by them. The liquidation rights of Old Kent common stock are subject to the rights of holders of any Old Kent preferred stock that have been or may be issued.

        Preferred Stock Purchase Rights. Each share of Old Kent common stock has, and each share of Old Kent common stock to be issued in the merger will have, attached to it the number of Series C Preferred Stock Purchase Rights represented by each share of Old Kent common stock, as long as the Old Kent Rights are not separately transferable. As of the date of this prospectus and proxy statement, each share of Old Kent common stock represents _____ of an Old Kent Right. The number of Old Kent Rights represented by each share of Old Kent common stock is subject to adjustment upon the occurrence of certain events set forth in the Old Kent Rights Agreement. See "--Comparison of Rights of Old Kent's and Merchants' Stockholders" below for a more detailed discussion of Old Kent Rights.

        Preferred Stock. Old Kent is authorized to issue shares of preferred stock from time to time in one or more series. Preferred stock may have such designations, powers, preferences, and relative participating, optional, or other rights and such qualifications, limitations, or restrictions as may be provided for the issue of such series by resolution adopted by the Old Kent board of directors. Such preferred stock may have priority over Old Kent common stock as to dividends and as to distribution of Old Kent's assets upon any liquidation, dissolution, or winding up of Old Kent. Such preferred stock may be redeemable for cash, property, or rights of Old Kent, may be convertible into shares of Old Kent common stock, and may have voting rights entitling the holder to not more than one vote per share on each matter submitted for stockholder action. For more information on the preferred stock, see "-- Comparison of Rights of Old Kent's and Merchants' Stockholders --Anti-Takeover Provisions -- In General" below.

Stock Option Agreement

        As an inducement and condition to Old Kent's willingness to enter into the Merger Agreement, Merchants entered into the Stock Option Agreement with Old Kent. The Stock Option Agreement is attached as Appendix B to this prospectus and proxy statement.

        Pursuant to the Stock Option Agreement, Merchants has granted Old Kent an option to purchase up to 577,941 shares of Merchants common stock (the "Option"). The exercise price of the Option is $27.75 per share, subject to adjustment under specified circumstances described below. The exercise price, as so adjusted, is referred to as the "Option Price."

        The Option will become exercisable in whole or in part if, but only if, both an "Initial Triggering Event" and a "Subsequent Triggering Event" (as each of those terms are defined below) occur with respect to Merchants prior to the expiration of the Option. The purchase of any shares of Merchants common stock pursuant to the Option is subject to compliance with applicable law, including, without limitation, the receipt of necessary approvals under the Bank Holding Company Act of 1956.

        Under the Stock Option Agreement, an "Initial Triggering Event" occurs at the earliest of any of the following events or transactions:

•	Merchants or any of its subsidiaries, without Old Kent's prior written consent, enters into an agreement to engage in an "Acquisition Transaction" (as defined below) with a third party, or the board of directors of Merchants recommends that the stockholders of Merchants approve or accept any Acquisition Transaction other than the Merger Agreement with Old Kent;

•	A third party acquires beneficial ownership (or the right to acquire beneficial ownership) of 15% or more of the outstanding shares of Merchants common stock;

•	The stockholders of Merchants have voted and failed to approve the Merger Agreement at the special meeting (or the special meeting was not held, in violation of the Merger Agreement) and prior to the special meeting (or if the special meeting was canceled, prior to such cancellation), it was publicly announced or the stockholders of Merchants were advised that a third party made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction with respect to Merchants;

•	Merchants' board of directors has not recommended or withdraws or modifies (or publicly announces its intention to withdraw or modify) in any manner adverse to Old Kent its recommendation that the stockholders of Merchants approve the Merger Agreement in anticipation of engaging in an Acquisition Transaction with a third party, or Merchants authorizes, recommends, or proposes (or publicly announces or advises its stockholders of its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with a third party;

•	A third party files with the Securities and Exchange Commission a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or files a preliminary proxy statement with the Securities and Exchange Commission with respect to a potential vote by its stockholders to approve the issuance of shares to be offered in such an exchange or tender offer);

•	Merchants willfully breaches any of its obligations contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction with a third party and, following such breach, Old Kent would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both);
•	A third party files an application or notice with any federal or state bank regulatory or administrative authority for approval to engage in an Acquisition Transaction; or
•	A Fiduciary Event occurs.

        The term "Acquisition Transaction" is defined to include any of the following transactions: (1) a merger, consolidation or any similar transaction involving Merchants or its subsidiaries (other than a merger, consolidation or similar transaction involving Merchants and one or more wholly owned subsidiary or in which the Merchants stockholders--as of a time immediately prior to the transaction--own at least 50% of the outstanding Merchants common stock immediately after the transaction); (2) a purchase, lease, or other acquisition of all or substantially all of the assets or deposits of Merchants or any of its subsidiaries; (3) a purchase or other acquisition of securities representing 15% or more of the voting power of Merchants or any of its subsidiaries; or (4) any substantially similar transaction. Anticipation of engaging in an Acquisition Transition includes, without limitation, any action taken by Merchants' officers or board of directors after any written or oral, authorized or unauthorized, proposal or expression of interest has been communicated to any member of Merchants' management or board of directors concerning an Acquisition Transaction that in any way would involve Merchants and such proposal or expression of interest has not been withdrawn at the time of the action.

        Under the Stock Option Agreement, a "Subsequent Triggering Event" generally occurs at the earlier of the following events:

•	The acquisition by a third party of beneficial ownership of 25% or more of the then-outstanding Merchants common stock; or

•	Merchants or any of its subsidiaries, without having received the prior written consent of Old Kent, enters into an agreement to engage in an Acquisition Transaction with a third party; except that for a purchase or other acquisition of Merchants' voting securities to constitute an Acquisition Transaction, the third party must agree to acquire more than 25% (instead of 15%) of the voting power of Merchants' securities.

        The Option will expire upon the earliest of: (1) the Effective Time of the merger; (2) the termination of the Merger Agreement in accordance with its terms, assuming that the termination occurs prior to the occurrence of an Initial Triggering Event; or (3) 18 months after the termination of the Merger Agreement if such termination follows an Initial Triggering Event. Old Kent may not exercise the Option at any time when it is in material breach of the Merger Agreement such that Merchants would be entitled to terminate the Merger Agreement pursuant to its terms. The Stock Option Agreement automatically terminates if Merchants terminates the Merger Agreement as a result of a material breach by Old Kent or Old Kent or Merchants terminates the Merger Agreement due to a failure to obtain the consent or approval of any federal or state governmental authority necessary to complete the merger.

        If the Option becomes exercisable, Old Kent may exercise it in whole or in part within six months following the applicable Subsequent Triggering Event. Old Kent's right to exercise the Option and certain other rights under the Stock Option Agreement are subject to an extension in order to obtain required regulatory approvals and comply with applicable regulatory waiting periods and to avoid liability under Section 16(b) of the Exchange Act. The Option Price and the number of shares issuable under the Option would be adjusted in the event of specified changes in the capital stock of Merchants. In addition, Merchants has granted Old Kent certain registration rights with respect to the shares of Merchants common stock issued or issuable pursuant to the Option.

        The Stock Option Agreement also provides that at any time after the occurrence of a "Repurchase Event" (as defined below), and upon a request delivered by Old Kent before the expiration of the Option, Merchants must repurchase the Option and all or any part of the shares received upon the full or partial exercise of the Option ("Option Shares"). The repurchase of the Option by Merchants from Old Kent will be at a price equal to the amount by which the "Market/Offer Price" (as defined below) exceeds the Option Price multiplied by the number of shares for which the Option may be exercised. A repurchase of Option Shares will be at a price per share equal to the Market/Offer Price.

        The term "Market/Offer Price" means the highest of: (1) the price per share at which a tender or exchange offer has been made for Merchants common stock; (2) the price per share of Merchants common stock that any third party is to pay pursuant to an agreement with Merchants; (3) the highest sale price per share of Merchants common stock within the six-month period immediately preceding the date that notice to repurchase is given; or (4) in the event of a sale of all or substantially all of Merchants' assets or deposits, the sum of the price paid for such assets or deposits and the current market value of the remaining assets (as determined by a nationally recognized investment banking firm), divided by the number of shares of Merchants common stock outstanding at the time of such sale.

        The term "Repurchase Event" means the acquisition by any third party of beneficial ownership of 50% or more of the outstanding shares of Merchants common stock or the completion of an Acquisition Transaction where the purchasing entity acquires 50% or more of the voting power of Merchants or any of its subsidiaries.

        The Stock Option Agreement also provides that Old Kent may, at any time following a Repurchase Event and prior to the expiration of the Option, surrender the Option (and any Option Shares obtained upon the exercise of the Option that are still held by Old Kent) for a surrender fee equal to $8.5 million plus, if applicable, Old Kent's purchase price with respect to any Option Shares, and minus any net cash received pursuant to the sale of Option Shares to any third party (less the purchase price of such Option Shares) (the "Surrender Fee"). Old Kent may not exercise its right to surrender the Option and receive the Surrender Fee if Merchants has previously repurchased any Option Shares.

        If, prior to the expiration of the Option: (1) Merchants enters into a transaction in which Merchants is not the surviving corporation, (2) certain fundamental changes in the capital stock of Merchants occur, or (3) Merchants sells all or substantially all of its or its subsidiaries' assets; the Option shall be converted into a substitute option (the "Substitute Option"), with terms similar to those of the Option, to purchase capital stock of the entity that is the effective successor to Merchants.

        The Stock Option Agreement provides that neither Old Kent nor Merchants may assign any of its rights or obligations under it without the written consent of the other party, except that if a Subsequent Triggering Event occurs prior to the expiration of the Option, Old Kent may, subject to certain limitations, assign its rights and obligations under the Stock Option Agreement.

        Arrangements such as the Stock Option Agreement are customarily entered into in connection with mergers and acquisitions between financial institutions such as Old Kent and Merchants in an effort to increase the likelihood that the transactions will be completed in accordance with its terms and to compensate the grantee of such an option (e.g., Old Kent) for its efforts undertaken and the expenses, losses, and opportunity costs incurred where the transaction is not completed under certain circumstances involving an acquisition or potential acquisition of the issuer of the option ( e.g., Merchants) by a third party. Old Kent and Merchants entered into the Stock Option Agreement to accomplish these objectives.

        The existence of the Option could significantly increase the cost to a potential third party purchaser of acquiring Merchants compared to the cost had Old Kent and Merchants not entered into the Stock Option Agreement. In addition, the provisions of the Stock Option Agreement may prevent a potential third party purchaser from accounting for its acquisition of Merchants using the pooling-of-interests method of accounting. As a result, the Stock Option Agreement may have the effect of discouraging or precluding offers by third parties to acquire Merchants, even if such a third party was prepared to offer to pay consideration to Merchants' stockholders that has a higher current market price than the shares of Old Kent common stock to be received by Merchants' stockholders pursuant to the Merger Agreement.

        To the best knowledge of Old Kent and Merchants, as of the date of this prospectus and proxy statement, no event giving rise to the right to exercise the Option has occurred.

Comparison of Rights of Old Kent's and Merchants' Stockholders

        If the merger is completed, you will become a stockholder of Old Kent. As an Old Kent stockholder, your rights will be governed by Old Kent's Restated Articles of Incorporation and Bylaws. Old Kent's organizational documents differ in certain material respects from Merchants' Bylaws and Certificate of Incorporation. In addition, as a stockholder of Old Kent (a Michigan corporation), your rights will also be governed by the Michigan Business Corporation Act ("MBCA"), rather than Delaware General Corporate Law (the "DGCL"), which act governs your rights as a stockholder of Merchants (a Delaware corporation).

        The following comparison of the MBCA, Old Kent's Restated Articles of Incorporation and Bylaws, on the one hand, and the DGCL, Merchants' Bylaws and Certificate of Incorporation, on the other, is not intended to be complete and is qualified in its entirety by reference to Old Kent's Restated Articles of Incorporation, Old Kent's Bylaws, Merchants' Certificate of Incorporation, and Merchants' Bylaws. Copies of these documents are available upon request. See "Where You Can Find More Information" below.

Anti-Takeover Provisions -- In General

        Old Kent's Restated Articles of Incorporation and Bylaws contain certain provisions that could prevent or delay the acquisition of Old Kent by means of a tender offer, a proxy contest, or otherwise. These provisions could also limit stockholders' participation in certain types of business combinations or other transactions that might be proposed in the future, regardless of whether such transactions were favored by a majority of stockholders, and could enhance the ability of officers and directors to retain their positions.

        Merchants' Bylaws and Certificate of Incorporation contain similar types of provisions. Nevertheless, material differences in the companies' organizational documents with respect to such anti-takeover provisions are discussed separately below under separate sections, such as "-- Size and Classification of the board of directors," "-- Removal of Directors," "-- Stockholder Nominations," and "-- Stockholder Rights Plan."

Size and Classification of the Board of Directors

        Pursuant to Old Kent's Restated Articles of Incorporation, Old Kent's board of directors is divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. The number of directors is fixed by a resolution of the board of directors receiving at least 75% approval of the entire board, but in no event may the number of directors be less than three. The current number of directors of Old Kent is 18. As a result of the classification of Old Kent's board of directors, it would normally take at least two annual meetings of stockholders to effect a change in a majority of the board of directors of Old Kent.

        Merchants' Certificate of Incorporation contains similar provisions to Old Kent's Restated Articles of Incorporation. Pursuant to Merchants' Certificate of Incorporation, Merchants' board of directors is divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. The number of directors is fixed by a vote of the majority of the board of directors, but in no event may the number of directors be less than three. The current number of directors of Merchants is nine. As a result of the classification of Merchants' board of directors, it would normally take at least two annual meetings of stockholders to effect a change in a majority of the board of directors of Merchants.

Limitation of Personal Liability of Directors

        Old Kent's Restated Articles of Incorporation provide that a director of Old Kent shall not be liable to Old Kent or its stockholders for monetary damages in breach of the director's fiduciary duties to the fullest extent provided by law. The MBCA provides that a corporation cannot limit the liability of a director for: (1) the amount of a financial benefit received by a director to which he or she is not entitled; (2) the intentional infliction of harm on the corporation or its stockholders; (3) an illegal dividend or distribution; or (4) an intentional criminal act.

        Merchants' Certificate of Incorporation provides that directors of Merchants will have no personal liability to Merchants or its stockholders for monetary damages for breach of their fiduciary duty as a director, except: (1) for any breach of a director's duty of loyalty to Merchants or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) violations under Section 174 of the DGCL (relating to unlawful stock dividends, purchases or redemptions); or (4) for any transaction from which a director derived an improper personal benefit.

Removal of Directors

        Under Old Kent's Restated Articles of Incorporation, a director may be removed from office at any time prior to the expiration of his or her term, but only for "cause." Except as may be provided otherwise by law, cause for removal shall exist if: (1) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (2) the director has been determined by a court of competent jurisdiction to be liable for negligence or misconduct in the performance of his or her duty to the corporation in a matter of substantial importance to the corporation and such determination is no longer subject to a direct appeal; (3) the director has become mentally incompetent, whether or not so determined by a court, which mental incompetency directly affects his or her ability as a director of Old Kent; (4) the director's actions or failure to act are deemed by the board of directors to be in derogation of the director's duties; or (5) the director's removal is required or recommended by the Federal Reserve Board. Removal for cause, as cause is defined in (1) or (2) above, must be approved by vote of a majority of the total number of directors or by majority vote of stockholders. Removal for cause, as cause is defined in (3), (4), or (5) above, must be approved by at least 75% of the total number of directors.

        Under Merchants' Certificate of Incorporation, a director may be removed from office at any time prior to the expiration of his or her term, but only for "cause," which exists only where the conduct of a director has been adjudicated by a court of competent jurisdiction to constitute a breach of the fiduciary duties owed by such director to Merchants.

Stockholder Nominations

        Under Old Kent's Restated Articles of Incorporation, director nominations at any annual meeting of stockholders or at any special meeting of stockholders called for election of directors (referred to as an "Election Meeting") may be made by the board of directors or by a stockholder of record under certain limited circumstances described below. Nominations made by the board of directors are made at a meeting of the board of directors, or by written consent of directors in lieu of a meeting, at least 20 days prior to the date of an Election Meeting.

        A stockholder of record may make a nomination at an Election Meeting if, and only if, such stockholder has delivered a notice to the Secretary of Old Kent setting forth with respect to each proposed nominee: (1) the name, age, business address, and residence address of the nominee; (2) the principal occupation or employment of the nominee; (3) the number of shares of capital stock of Old Kent that are beneficially owned by the nominee; (4) a statement that the nominee is willing to be nominated; and (5) such other information concerning the nominee as would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee. The notice must be delivered not less than 120 days prior to the date of the Election Meeting in the case of an annual meeting and not more than seven days following the date of notice of the Election Meeting in the case of a special meeting.

        Under Merchants' Certificate of Incorporation, a stockholder may nominate an individual for director at any annual meeting of stockholders or at any special meeting of stockholders under certain limited circumstances described below. Nominations made by the board of directors are made at a meeting of the board of directors.

        A stockholder may make a nomination at a meeting if, and only if, such stockholder has delivered a notice to the Secretary of Merchants setting forth with respect to each proposed nominee: (1) the name and address of the stockholder who intends to make the nomination; (2) a representation that the stockholder is a holder of record of Merchants common stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such nomination; (3) the name and address of the nominee; (4) a description of all arrangements or understandings between the stockholder and the nominee and any other persons pursuant to which the nomination is to be made by the stockholder; (5) any other information that would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission; and (6) the consent of each nominee to serve as director of Merchants if so elected. The notice must be delivered not later than 60 days prior to the anniversary date of the immediately preceding annual meeting.

Stockholder Vote with Respect to Certain Transactions

        Merchants' Certificate of Incorporation requires the affirmative vote of the holders of two-thirds of the outstanding shares of Merchants common stock entitled to vote in an election of directors of Merchants which are not beneficially owned, directly or indirectly, by Interested Persons (defined below), for the adoption or authorization of any Extraordinary Business Transaction (defined below) with any entity that is the beneficial owner, directly or indirectly, of at least 5% of the voting stock of Merchants (an "Interested Person"). A two-thirds voting requirement is not applicable if the Extraordinary Business Transaction is approved prior to the time the interested person becomes such by a resolution adopted by the board of directors.

        The term "Extraordinary Business Transaction" includes (1) any merger or consolidation of Merchants or any of its subsidiaries with or into any other corporation; (2) the sale, lease, exchange or other disposition of all or any substantial part (meaning assets that represent 10% or more of Merchants or any of its subsidiaries as recorded on its books of account or 10% or more of the going concern value of Merchants as determined by the board of directors) of the assets of Merchants or any of its subsidiaries;

and (3) the sale or lease to Merchants or any of its subsidiaries, in exchange for securities of Merchants or any of its subsidiaries, of any assets having an aggregate fair market value of more than $5 million.

        The cash, or fair market value of other consideration to be received per share by stockholders of Merchants in an Extraordinary Business Transaction with an Interested Person must not be less than the higher of: (1) the highest multiple of book value per share of Merchants common stock (including brokerage commissions and/or soliciting dealers' fees) paid by the Interested Person in acquiring any of its holdings of Merchants common stock times the book value per share of Merchants common stock at the time a binding contract for such extraordinary business transaction is entered into; or (2) the book value per share of Merchants common stock at the time a binding contract for such Extraordinary Business Transaction is entered into.

        Old Kent has never been an Interested Person with respect to Merchants, and the merger and other transactions contemplated in the Merger Agreement have been approved by a resolution of the board of directors of Merchants. Therefore, the two-thirds voting requirement is not applicable to this transaction.

        Old Kent's Restated Articles of Incorporation do not contain similar provisions.

Stockholder Rights Plan

        The board of directors of Old Kent has adopted a stockholder rights plan. This plan is designed to protect the stockholders of Old Kent against unsolicited attempts to acquire control of Old Kent in a manner that does not offer a fair price to all of the stockholders.

        Each full Old Kent Right, when exercisable, entitles a stockholder of Old Kent to purchase one one-hundredth of a share of Series C Preferred Stock from Old Kent at a price of $160. The Old Kent Rights become exercisable if (1) a person or group (an "Old Kent Acquiring Person") has acquired, or has obtained the right to acquire, 15% or more of the outstanding shares of Old Kent common stock, (2) an Old Kent Acquiring Person commenced a tender offer or exchange offer that would result in the Old Kent Acquiring Person owning 15% or more of the outstanding shares of Old Kent common stock, or (3) a person or group already owning 10% of the outstanding shares of Old Kent common stock is determined by Old Kent's board of directors to be an "Adverse Person" (as defined in the Old Kent Rights Agreement).

        If, after the Old Kent Rights become exercisable, (1) Old Kent was the surviving corporation in a merger with an Old Kent Acquiring Person and Old Kent common stock was not changed or exchanged, (2) an Old Kent Acquiring Person was to engage in one or more "self-dealing" transactions deemed to be unfair to Old Kent by the Old Kent board of directors, (3) an Old Kent Acquiring Person was to become the beneficial owner of more than 15% of the then outstanding shares of Old Kent common stock, or (4) a person had been or was designated as an Adverse Person by Old Kent's board of directors in accordance with the Old Kent Rights Agreement; then each holder of an Old Kent Right would have the right to receive, upon exercise, Old Kent common stock having a value equal to two times the exercise price of the Old Kent Right.

        In addition, after an Old Kent Acquiring Person has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of Old Kent common stock and the Old Kent Acquiring Person causes Old Kent to merge into the Old Kent Acquiring Person or causes 50% or more of Old Kent's assets to be sold or transferred, each holder of an Old Kent Right would have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Old Kent Right.

        Old Kent is entitled to redeem the Old Kent Rights at $0.01 per Old Kent Right at any time until 10 days following the public announcement that an Old Kent Acquiring Person has acquired, or has obtained the right to acquire, 15% or more of the outstanding shares of Old Kent common stock.

        The board of directors of Merchants has also adopted a stockholder rights plan. This plan is designed to protect the stockholders of Merchants against unsolicited attempts to acquire control of Merchants in a manner that does not offer a fair price to all of the stockholders.

        Each full Merchants Right, when exercisable, entitles a stockholder of Merchants to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock from Merchants at a price of $450. The Merchants Rights become exercisable if (1) a person or group (a "Merchants Acquiring Person") has acquired 15% or more of the outstanding shares of Merchants common stock, or (2) a Merchants Acquiring Person commenced a tender offer or exchange offer that would result in the Merchants Acquiring Person owning 15% or more of the outstanding shares of Merchants common stock.

        In the event any person becomes a Merchants Acquiring Person, then each holder of a Merchants Right would have the right to receive, upon exercise, Merchants common stock having a value equal to two times the exercise price of the Merchants Right.

        In the event that, after a person has become a Merchants Acquiring Person, Merchants is acquired in a merger or other combination transaction or 50% or more of Merchants' assets are sold or transferred, each holder of a Merchants Right, other than any Merchants Rights owned by a Merchants Acquiring Person which will become void, would have the right to receive, upon exercise, common stock of the person with whom Merchants engaged in the foregoing transactions having a value equal to two times the exercise price of the Merchants Right.

        Merchants is entitled to redeem the Merchants Rights at $0.01 per Merchants Right at any time prior to the time a Merchants Acquiring Person becomes such.

State Anti-Takeover Laws

        Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters (the "Fair Price Act"). The Fair Price Act provides that a supermajority vote of 90% of the stockholders and no less than two-thirds of the votes of noninterested stockholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested stockholder" or certain "affiliates." An "interested stockholder" is generally any person who owns 10% or more of the outstanding voting shares of the corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

        The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (1) the purchase price to be paid for the shares of the corporation in the business combination must be at least equal to the highest of either

(a) the market value of the shares or (b) the highest per share price paid by an interested stockholder within the preceding two-year period or in the transaction in which the stockholder became an interested stockholder, whichever is higher; and (2) once becoming an interested stockholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction that resulted in the interested stockholder becoming an interested stockholder or by virtue of proportionate stock splits or stock dividends. The requirements of the Fair Price Act do not apply to business combinations with an interested stockholder that the board of directors has approved or exempted from the requirements of the Fair Price Act by resolution prior to the time that the interested stockholder first became an interested stockholder.

        The MBCA also regulates the acquisition of "control shares" of widely held Michigan corporations (the "Control Share Act"). The Control Share Act applies to Old Kent and its stockholders. The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power at or above any of the following thresholds: 20%, 33 1/3%, and 50%. Under the Control Share Act, an acquiror may not vote "control shares" unless the corporation's disinterested stockholders (defined to exclude the acquiring person, officers of the target corporation and directors of the target corporation who are also employees of the corporation) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition. The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' right upon all of a corporation's stockholders except the acquiring person.

        Section 203 of the DGCL prohibits a "business combination" (as defined in Section 203, generally including mergers, sales and leases of assets, issuances of securities and similar transactions) by Merchants or a subsidiary with an "interested stockholder" (as defined in Section 203, generally the beneficial owner of 15% or more of Merchants' voting stock) within three years after the person or entity becomes an interested stockholder, unless (1) prior to the person or entity becoming an interested stockholder, the business combination or the transaction pursuant to which such person or entity became an interested stockholder was approved by the Merchants board, (2) upon the consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder holds at least 85% of the voting stock of Merchants (excluding, for purposes of determining the number of shares outstanding, shares held by persons who are both officers and directors of Merchants and shares held by certain employee benefit plans), or (3) the business combination is approved by the Merchants board and by the holders of at least two-thirds of the outstanding voting stock of Merchants, excluding shares held by the interested stockholder. In connection with approving the Merger Agreement, the Merchants board approved the merger, so that the merger is not subject to the limitations set forth in Section 203.

State Appraisal/Dissenters' Rights

        Under the MBCA, a stockholder who does not vote in favor of certain corporate actions may have the right to obtain an appraisal of those shares in certain circumstances, and the right to receive cash in exchange for those shares (referred to as "rights of dissent"). The MBCA recognizes rights of dissent in connection with certain amendments to the articles of incorporation, mergers, consolidations, sales, or other dispositions of all or substantially all of the assets of a corporation, certain acquisitions for stock, and approval of a control share acquisition. Under Michigan law, rights of dissent are generally not available to Old Kent stockholders in connection with mergers, consolidations, or sales of assets because shares of Old Kent common stock are held of record by more than 2,000 persons.

        However, Old Kent's Restated Articles of Incorporation provide that any Old Kent stockholder may dissent from any plan of merger or consolidation to which Old Kent is a party or any sale, lease, exchange, or other disposition of all or substantially all of the assets of Old Kent not in the usual or regular course of business, in the manner, with the rights and subject to the requirements applicable to dissenting stockholders as provided in the MBCA, without regard to the exception to a stockholder's right to dissent provided in the MBCA. However, this right of dissent does not apply to any corporate action that is approved by an affirmative vote of at least 50% of the entire board of directors and an affirmative vote of 50% of the board's "Continuing Directors." The term "Continuing Director" means a member of the board of directors of Old Kent who was either: (1) first elected or appointed as a director prior to April 17, 1989; or (2)  subsequently elected or appointed as a director if such director was nominated or appointed by a majority of the then Continuing Directors.

        Like the MBCA, the DGCL provides appraisal rights under certain circumstances, including mergers and consolidations. The primary exception to the appraisal rights under the DGCL is the "market out" exception. Under that exception, a stockholder of a corporation whose stock is listed on a national securities exchange (e.g., the New York Stock Exchange), designated as a national market system security on The Nasdaq Stock Market, or widely held (i.e., greater than 2,000 stockholders of record) will not have appraisal rights if the stock he or she receives in the merger is also listed on a national securities exchange or widely held. Because Merchants' common stock is designated as a national market system security on The Nasdaq Stock Market, the "market out" exception applies to Merchants' stockholders. Accordingly, appraisal rights are not available to you with respect to the merger. See "--Appraisal Rights" below.

Evaluation of Proposed Offers

        Old Kent's Restated Articles of Incorporation provide that Old Kent's board of directors can not approve, adopt, or recommend any proposal of any party other than Old Kent to make a tender or exchange offer for any equity security of Old Kent, or engage in any merger or consolidation of Old Kent with or into another entity, any sale, exchange, lease, mortgage, pledge, transfer, or other disposition of all or substantially all of Old Kent's assets, any liquidation or dissolution of Old Kent or any reorganization or recapitalization of Old Kent that would result in a change of control of Old Kent, unless it has first evaluated the proposal and determined, in its judgment, that the proposal would be in substantial compliance with all applicable laws. If Old Kent's board of directors determines, in its judgment, that a proposal would be in substantial compliance with all laws, the board of directors must then evaluate the proposal and determine whether the proposal is in the best interests of Old Kent and its stockholders. In evaluating a proposed offer to determine whether it would be in the best interests of Old Kent and its stockholders, the board of directors, in exercising its judgment, may consider all facts that it deems relevant including, without limitation: (1) the fairness of the consideration to be received by Old Kent's stockholders under the proposed offer; (2) the possible economic and social impact of the proposed offer and its consummation on Old Kent and its subsidiaries and their employees, customers, and depositors; (3) the possible economic and social impact of the proposed offer and its consummation on the communities in which Old Kent and its subsidiaries operate or are located; (4) the business, financial condition, safety, soundness, and earning prospects of the offering party; (5) the competence, experience, and integrity of the offering party and its management; and (6) the intentions of the offering party regarding the use of the assets of Old Kent to finance the transaction.

        Merchants' Certificate of Incorporation includes a similar provision requiring the board of directors of Merchants to, in connection with the exercise of its judgment in determining what is in the best interests of Merchants and its stockholders with respect to a proposed offer, give due consideration to all relevant factors, including, without limitation, the social and economic effects of the proposed offer on the employees, customers, depositors and other constituents of Merchants and its subsidiaries and on the communities in which Merchants and its subsidiaries operate or are located.

Old Kent's and Merchants' Quotation

        Old Kent common stock is quoted on the New York Stock Exchange. Merchants common stock is listed on The Nasdaq Stock Market.

Restrictions on Merchants' Affiliates

        All shares of Old Kent common stock received by Merchants' stockholders in the merger will be freely transferable, except that shares of Old Kent common stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act of 1933) of Merchants prior to the merger may only be resold in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Merchants generally include individuals or entities that control, are controlled by, or are under common control with, Merchants and may include certain officers, directors, and principal stockholders of Merchants.

        This prospectus and proxy statement covers Old Kent common stock to be issued in connection with the merger; it does not cover any resales of Old Kent common stock to be received by affiliates upon completion of the merger, and no person is authorized to make any use of this prospectus and proxy statement in connection with any such resale.

        Pursuant to the Merger Agreement, each Merchants affiliate executed a written agreement to the effect that such persons will not offer or sell or otherwise dispose of any of the shares of Old Kent common stock issued to such persons in the merger in violation of the Securities Act. These agreements further provide that each Merchants affiliate will not offer, sell or otherwise dispose of Old Kent common stock or their shares of Merchants common stock during any period in which such transfer would disqualify the merger from pooling-of-interests accounting treatment. In addition, pursuant to the Merger Agreement, Old Kent has agreed to use all reasonable efforts to cause its affiliates to execute written agreements prohibiting such affiliates from transferring Old Kent common stock during any period in which such a transfer would disqualify the merger from pooling-of-interests accounting treatment. The pooling-of-interests prohibitions on transfer under these agreements will end when Old Kent has published an earnings statement covering 30 days of post-merger operations.

        Subject to the terms and conditions of the Merger Agreement, each affiliate of Merchants has agreed that he or she will use his or her best efforts to cause the Merger Agreement to be adopted by the stockholders of Merchants and completed according to its terms. Each affiliate has also agreed not to solicit, negotiate, discuss, accept, or approve any offers or proposals from, or enter into any agreement with, any third party concerning a tender offer, merger, consolidation, share exchange, or other business combination involving Merchants or concerning the offer, sale, or disposition of any material assets of Merchants.

Material Federal Income Tax Consequences

        The following general discussion summarizes the material federal income tax consequences of the merger and is based on the Internal Revenue Code, the regulations promulgated under the Internal Revenue Code, existing administrative interpretations, and court decisions. Future legislation, regulations, administrative interpretations, or court decisions could significantly change such authorities either prospectively or retroactively. This summary does not address all aspects of federal income taxation that may be important to you in light of your particular circumstances or if you are subject to special rules, such as rules regarding stockholders who are not citizens or residents of the United States, or who are financial institutions, or tax-exempt organizations. This discussion also assumes that you hold your shares of Merchants common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

        It is a condition to the obligations of Merchants to complete the merger that it receive a tax opinion from Warner Norcross & Judd LLP, Old Kent's counsel, regarding material federal income tax consequences of the merger. Old Kent and Merchants believe, based on the tax opinion of Warner Norcross & Judd LLP, that the merger will have the following federal income tax consequences:

•	You will not recognize any gain or loss for federal income tax purposes if you exchange your Merchants common stock for Old Kent common stock pursuant to the merger, except to the extent of cash received in lieu of fractional shares;

•	Your tax basis in the Old Kent common stock received as a result of the merger will be the same as your tax basis in your Merchants common stock surrendered in the exchange; and

•	The holding period of the Old Kent common stock held by you as a result of the exchange will include the period during which you held your Merchants common stock.

        In addition: (1) the merger will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Internal Revenue Code and Old Kent and Merchants will each be a "party to a reorganization" within the meaning of Section 368(b); (2) the basis of the Merchants assets in the hands of Old Kent will be the same as the basis of those assets in the hands of Merchants immediately prior to the reorganization; (3) no gain or loss will be recognized to Old Kent on the receipt by Old Kent of the assets of Merchants in exchange for Old Kent common stock and the assumption by Old Kent of the liabilities of Merchants; and (4) the holding period of the assets of Merchants in the hands of Old Kent will include the holding period during which such assets were held by Merchants.

        The tax opinion will assume the absence of changes in existing facts and will rely on assumptions, representations, and covenants, including those contained in certificates of officers of Old Kent and Merchants. The tax opinion neither binds nor precludes the IRS from adopting a contrary position. An opinion of counsel sets forth such counsel's legal judgment and has no binding effect or official status of any kind and no assurance can be given that contrary positions will not be successfully asserted by the IRS or adopted by a court if the issues are litigated.

        Opinions of tax counsel do not guarantee favorable tax treatment. There is a risk that the Internal Revenue Service might determine that Old Kent, Merchants, and/or you must recognize gain or loss for federal income tax purposes in the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local, or foreign income or other tax consequences of the merger to you.

Accounting Treatment

        It is a condition to the completion of the merger that Old Kent receive a letter from Merchants' independent public accountants, dated as of the date of the closing, to the effect that Merchants is eligible to participate in a business combination to be treated as a pooling-of-interests. Old Kent must also receive from its independent public accountants a letter, dated as of the date of the closing, to the effect that the merger, if completed as contemplated, should qualify as a transaction to be accounted for as a pooling-of-interests.

        Under the pooling-of-interest accounting method, the assets and liabilities of Merchants will be carried forward to Old Kent at their historical recorded bases. Results of operations of Old Kent will include the results of both Old Kent and Merchants for the entire fiscal year in which the merger occurs. The reported balance sheet amounts and results of operations of the separate corporations for prior periods will be combined, reclassified, and conformed, as appropriate, to reflect the combined financial position and results of operations for Old Kent.

Appraisal Rights

        You are not entitled to exercise dissenters' or appraisal rights as a result of the merger or to demand payment for your shares under Delaware law.

Voting and Management Information

Voting Securities and Principal Stockholders of Merchants

        Merchants common stock is the only class of securities entitled to vote at the special meeting. Stockholders of record as of the close of business on ________, 1999 are entitled to one vote for each share then held. As of ________, 1999, Merchants had __________ shares of its common stock issued and outstanding.

        Persons and groups owning in excess of 5% of Merchants common stock are required to file certain reports regarding such ownership pursuant to the Securities Exchange Act of 1934. The following table sets forth, as of September 30, 1999, each person who was the beneficial owner of more than 5% of Merchants' outstanding shares of common stock, based on information supplied by Merchants' transfer agent and filings made pursuant to the Securities Exchange Act of 1934. Merchants knows of no person other than those set forth below who owned more than 5% of Merchants' outstanding shares of common stock on September 30, 1999.

Old Kent
Common Stock (2)
To be
	Merchants Common Stock (1)		Received	Percent
Name of	Amount and Nature	Percent	in	of
Beneficial Owner	of Beneficial Ownership	of Class	Merger (3)	Class (4)

The Banc Funds Company, L.L.C.	314,620(5)	6.00%	______	______
208 South LaSalle Street
Chicago, IL 60604

        The following table sets forth certain information concerning the number of shares of Merchants common stock held as of September 30, 1999, by each of Merchants' directors, each of Merchants' officers whose compensation exceeded $100,000 in 1998, and all of Merchants' directors and executive officers as a group:

			Old Kent
			Common Stock (2)
			To be
	Merchants Common Stock (1)		Received	Percent
Name of	Amount and Nature	Percent	in	of
Beneficial Owner	of Beneficial Ownership	of Class	Merger (3)	Class (4)

Directors
William C. Glenn	75,906(6)	1.46%	______	______
William F. Hejna, M.D.	3,000	*	______	______
Jacqueline E. Henning	2,894	*	______	______
John M. Lies	7,568	*	______	______
Calvin R. Myers	108,789(7)	2.09%	______	______
James D. Pearson	30,067	*	______	______
Norman L. Titiner	5,969	*	______	______
Frank K. Voris	83,319(8)	1.60%	______	______

Other Executive Officers
Terence L. Kothe	30,163(9)	*	______	______
Randal A. Wright	34,647(10)	*	______	______
All directors and executive officers
as a group (11 persons)	386,441(11)	7.43%	______	______
______________________

* Less than 1%.

(1)	The information contained in this column is based upon information furnished to Merchants by the individuals named above. The nature of beneficial ownership for shares shown in this column is sole voting and investment power, except as set forth in the footnotes below.
(2)	Based on an assumed exchange ratio of 0.83 shares of Old Kent common stock for each share of Merchants common stock.

(3)	This column reflects the number of shares of Old Kent common stock to be issued to the specified person in exchange for the number of shares of Merchants common stock owned as of September 30, 1999 for such person as shown above.
(4)	This column reflects the percentage of the outstanding shares of Old Kent common stock that the specified person will receive in the merger. It does not include any shares of Old Kent common stock that may have been previously owned by the named individual. These percentages were computed with reference to a total of ________ shares of Old Kent common stock outstanding, representing the sum of __________ outstanding as of September 30, 1999, and anticipated __________ shares to be issued by Old Kent in the merger. The computation does not take fractional shares into account.
(5)	As reported in a 13(d) filed on June 10, 1997.
(6)	Includes 29,000 shares held by Merchants National Bank as agent and over which Mr. Glenn has no voting and sole investment power. Excludes 2,652 shares beneficially owned by Mr. Glenn's adult children. Mr. Glenn disclaims beneficial ownerships of all such excluded shares.
(7)	Includes 8,400 shares held in a trust of Mr. Myers' spouse, over which shares Mr. Myers has no voting or investment power and 75,115 shares subject to options awarded pursuant to the Merchants Bancorp, Inc. 1993 Stock Incentive Plan (the "Stock Option Plan") which are presently exercisable and over which Mr. Myers has no voting and sole investment power.
(8)	Includes 25,000 shares held in trust as part of the Estate of Frank Voris over which Mr. Voris shares investment power but has no voting power and 33,150 shares subject to options awarded pursuant to the Stock Option Plan which are presently exercisable and over which Mr. Voris has no voting and sole investment power. Excludes 5,940 shares held by Mr. Voris' spouse and 3,581 shares beneficially owned by Mr. Voris' adult children, the beneficial ownership of which shares is disclaimed by Mr. Voris.
(9)	Includes 13,419 shares subject to options awarded pursuant to the Stock Option Plan which are presently exercisable and over which Mr. Kothe has no voting and sole investment power.
(10)	Includes 24,465 shares subject to options awarded pursuant to the Stock Option Plan which are presently exercisable and over which Mr. Wright has no voting and sole investment power.
(11)	Includes an aggregate of 148,249 shares subject to options awarded to certain directors and officers pursuant to the Stock Option Plan which are presently exercisable and over which the respective directors and/or officers have no voting and sole investment power. Excludes an aggregate of 25,856 shares subject to options awarded to executive officers pursuant to the Stock Option Plan, which are not presently exercisable but will automatically vest upon completion of the merger, including the following: Mr. Myers - 11,780; Mr. Voris - 4,850; Mr. Kothe - 3,337; and Mr. Wright - 3,652.
        As of September 30, 1999, Merchants National Bank held in its Trust Department in various fiduciary capacities 892,996 shares of the Merchants common stock (17.2 % of the total outstanding). Merchants National Bank had full voting responsibility with respect to 417,451 of such shares (8.0% of the total outstanding). Merchants National Bank shared voting responsibility with respect to 53,148 of such shares (1.0% of the total outstanding). If Merchants National Bank and the person or entity with which it shares voting power do not agree on how these shares should be voted, these shares would not be voted. It is the general policy of Merchants National Bank to vote shares of stock of Merchants in accordance with the recommendations of the board of directors. Merchants National Bank had full investment power with respect to 291,839 shares (5.6% of the total outstanding) and shared investment power with respect to 74,388 shares (1.4% of the total outstanding).

Interests of Certain Persons in the Merger

        Certain members of Merchants' management and its board of directors may be deemed to have certain interests in the merger in addition to their interests as stockholders of Merchants generally. Merchants board of directors was aware of these interests and considered them, among other matters, in unanimously approving the Merger Agreement.

        Merchants has an employment agreement with one of its executives and change in control agreements with six of its executives, calling for payments to the executives in the event of certain terminations of their employment in connection with a change in control.

        Merchants' employment agreement with Calvin R. Myers (President and Chief Executive Officer) provides that if Mr. Myers' employment is terminated by Mr. Myers within one year after a change in control, or by Merchants in contemplation of or after a change in control, Mr. Myers will be paid a lump sum equal to three times the sum of his current salary, his bonus paid in the most recently ended fiscal year (including the dollar factor used to determine his equity based compensation), and Merchants' contributions on his behalf to the Merchants' thrift plan in the most recently ended fiscal year. In addition, Mr. Myers and his spouse are entitled to continued employee and dependent health care and life insurance coverage until they become covered under another employer's health plan or they are eligible for Medicare.

        Merchants' change in control agreement with Frank Voris (Vice President and Chief Operating Officer) provides that if Mr. Voris' employment is terminated by Mr. Voris within six months after a change in control, or is terminated involuntarily or if there is a change in his duties (as defined in the agreement) within six months before or three years after a change in control, he will be paid a lump sum equal to three times the sum of his current salary, his bonus paid in the most recently ended fiscal year (including the dollar factor used to determine his equity based compensation) and Merchants' contributions on his behalf to the Merchants' thrift plan in the most recently ended fiscal year, and continued health care coverage for himself and his spouse until they become eligible for Medicare.

        Merchants also has change in control agreements with Edward St. Jules (Vice President Retail Banking), Randal A. Wright (Vice President Commercial Banking), and Terence Kothe (Vice President Trust and Financial Services) that provide that if the executive's employment is terminated by the executive within six months after a change in control or is terminated involuntarily or if there is a change in his duties (as defined in the agreement) within six months before or two years after a change in control, he will be paid a lump sum payment equal to two times the sum of his current salary, his bonus paid in the most recently ended fiscal year (including the dollar factor used to determine his equity based compensation) and Merchants' contributions on his behalf to the Merchants' thrift plan in the most recently ended fiscal year and continued employee and dependent health coverage for three years, or until such earlier date as they are covered by another program. Merchants' agreements with Helmut J. Siefert (Vice President) and Richard

Samuelson (Vice President Residential Construction) contain the same terms as the agreements summarized in this paragraph, but with a lump sum factor of one rather than two.

        All of the agreements provide that if it is determined that payments to the executive will result in excess parachute payment excise taxes under Internal Revenue Code Section 4999, the employer will pay the executive an amount equal to the excise tax plus all taxes on such employer payment.

        It is anticipated that payments to the seven executives will be made in accordance with their agreement, resulting in lump sum payments (including the tax make-up payments described above where  applicable) of approximately $2,003,000 to Mr. Myers, $1,018,000 to Mr. Voris, $350,000 to Mr. St. Jules, $393,000 to Mr. Wright, $372,000 to Mr. Kothe, $304,000 to Mr. Siefert and $265,000 to Mr. Samuelson.

Indemnification; Directors and Officers Insurance

        Old Kent has agreed to honor any and all rights to indemnification and advancement of expenses now existing in favor of the directors and officers of Merchants and its subsidiaries under their articles of incorporation or bylaws. These enforceable contractual rights will remain in effect following the merger and will continue with respect to acts or omissions occurring before the Effective Time with the same force and effect as prior to the Effective Time. For the specific terms of indemnification and insurance, see "The Merger and Merger Agreement--Insurance and Indemnification" above.

General Information

Independent Public Accountants

        The financial statements of Old Kent incorporated by reference in this prospectus and proxy statement and elsewhere in the Registration Statement of which this prospectus and proxy statement is a part, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

        The financial statements of Merchants incorporated by reference in this prospectus and proxy statement and elsewhere in the Registration Statement of which this prospectus and proxy statement is a part, to the extent and for the periods indicated in their reports, have been audited by Crowe, Chizek and Company LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

Stockholder Proposals

        If Merchants' stockholders adopt the Merger Agreement and the merger is completed, you will become a stockholder of Old Kent and there will be no annual meeting of Merchants' stockholders in 2000. If the merger is not completed, proposals of Merchants' stockholders intended to be presented at the annual meeting of stockholders in 2000 must be received by Merchants for consideration for inclusion in its proxy statement on or before November 22, 1999.

Legal Opinions

        Certain legal matters in connection with the proposed merger will be passed upon for Old Kent by its general counsel, Warner Norcross & Judd LLP of Grand Rapids, Michigan, and for Merchants by its special counsel, Barack Ferrazzano Kirschbaum Perlman & Nagelberg.

        As of September 14, 1999, partners in and attorneys employed by or associated with Warner Norcross & Judd LLP and their associates were beneficial owners of a total of approximately 462,000 shares of Old Kent common stock having an approximate aggregate market value of $17,844,750 and no shares of Merchants common stock. Shares reported as beneficially owned include all shares as to which such persons have direct or indirect, sole or shared, power to direct voting or disposition, including personal shares as well as shares held in fiduciary capacities.

Sources of Information

        Old Kent has supplied all information contained or incorporated by reference in this prospectus and proxy statement relating to Old Kent. Merchants has supplied all such information relating to Merchants and McDonald Investments Inc. has supplied all such information relating to McDonald Investments Inc.

Where You Can Find More Information

        Old Kent has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the offering of Old Kent common stock to be issued by Old Kent in the merger. This prospectus and proxy statement is a part of that registration statement. As allowed by Securities and Exchange Commission rules, this prospectus and proxy statement does not contain all of the information contained in the registration statement or the exhibits to the registration statement.

        Old Kent and Merchants are subject to the informational requirements of the Exchange Act. Accordingly, each files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Old Kent or Merchants files at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Old Kent's and Merchants' SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov."

        The Securities and Exchange Commission allows Old Kent and Merchants to incorporate by reference information into this prospectus and proxy statement. This means that Old Kent and Merchants can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus and proxy statement, except for any information superseded by information in this prospectus and proxy statement. This prospectus and proxy statement incorporates by reference the documents set forth below that Old Kent and Merchants have previously filed with the SEC. These documents contain important information about Old Kent and Merchants and their finances.

Old Kent SEC Filings (File No. 0-14591)	Period
Annual Report on Form 10-K	Year ended December 31, 1998
Quarterly Reports on Form 10-Q	Quarter ended March 31, 1999 and June 30, 1999
Current Reports on Form 8-K	Filed on February 26, March 15, March 22, April 20, June 22, July 9, July 22, August 2, September 8, September 13 and September 21, 1999
Registration Statement on Form 8-A	Filed on November 2, 1998
Registration Statement on Form 8-B	Filed on May 31, 1984

Merchants SEC Filings (File No. 0-14484)	Period
Annual Report on Form 10-K	Year ended December 31, 1998
Quarterly Reports on Form 10-Q	Quarter ended March 31, 1999 and June 30, 1999
Current Reports on Form 8-K	Filed on August 5, 1999
Registration Statement on Form 8-A/A	Filed December 21, 1998

        All documents subsequently filed by Old Kent and Merchants with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15 of the Exchange Act between the date of this prospectus and proxy statement and the date of the special meeting are also incorporated by reference into this prospectus and proxy statement.

        Documents incorporated by reference are available from Old Kent and Merchants without charge (not including any exhibit to such a document unless such exhibit is specifically incorporated by reference in this prospectus and proxy statement). You may obtain documents incorporated by reference in this prospectus and proxy statement by requesting them in writing or by telephone from the appropriate party at the following addresses:

Old Kent Financial Corporation	Merchants Bancorp, Inc.
Attn: Mary E. Tuuk, Secretary	Attn: Dana Hopp, Secretary
111 Lyon Street N.W.	1851 West Galena Boulevard
Grand Rapids, Michigan 49503	Aurora, Illinois 60507
Tel: (616) 771-5000	Tel: (630) 896-9000

If you would like to request documents, please do so by ______, 1999 to receive them before the special meeting.

        You should rely only on the information contained or incorporated by reference in this prospectus and proxy statement to vote on the merger. Neither Old Kent nor Merchants has authorized anyone to provide you with information that is different from what is contained in this prospectus and proxy statement.

        This prospectus and proxy statement is dated _____, 1999. You should not assume that the information contained in this prospectus and proxy statement is accurate as of any date other than such date, and neither the mailing of this prospectus and proxy statement to you nor the issuance of Old Kent common stock in the merger shall create any implication to the contrary.

Forward-Looking Statements

        This prospectus and proxy statement and the documents incorporated in this prospectus and proxy statement by reference contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates, and projections about the financial services industry, the economy, and about Old Kent and Merchants themselves. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "projects," variations of such words and similar expressions are intended to identify such forward-looking statements. Assessments concerning Year 2000 readiness are necessarily statements of belief as to the outcome of future events, based in part on information provided by vendors and others that Old Kent and Merchants have not independently verified. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied, or forecasted in such forward-looking statements.

        Future factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behaviors as well as their ability to repay loans; the ability of the companies on which Old Kent and Merchants rely to make their computer systems Year 2000 compliant; the ability to locate, correct, and convert all relevant computer codes and data; the vicissitudes of the national economy; and expected cost savings from the merger of Merchants into Old Kent and other mergers and acquisitions in which Old Kent is involved might not be fully realized within the expected time frame. Neither Old Kent nor Merchants undertakes any obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

APPENDIX A

Agreement and Plan of Merger

Between

Merchants Bancorp, Inc.,

Old Kent Financial Corporation

and

Merchants Acquisition Corporation

Dated as of July 29, 1999

A-i

-- Continued --

A-ii

-- Continued --

A-iii

-- Continued --

DEFINITIONS

AMEX	A-5
Bank Consolidation	A-3
Bank Consolidation Agreement	A-3
Book Entry Shares	A-8
Business Combination	A-43
Business Day	A-2
Call Reports	A-21
CERCLA	A-29
Certificates of Merger	A-2
Closing	A-2
Constituent Corporation	A-1
Control	A-18

A-iv

-- Continued --
Page

Designated Contracts	A-50
DGCL	A-1
Effective Time	A-2
Employee Benefit Plan	A-28
Employment Amendments	A-47
Employment-Related Payments	A-27
Environmental Laws	A-29
Environmental Risk	A-46
ERISA	A-28
Ex-Date	A-5
Exchange Act	A-34
Exchange Agent	A-8
Exchange Ratio	A-3
FDIA	A-12
FDIC	A-14
Federal Bank Holding Company Act	A-12
Federal Reserve Board	A-12
FIB	A-15
Fiduciary Event	A-40
Final Index Price	A-5
Final Old Kent Price	A-5
Floor Old Kent Price	A-4
GAAP	A-13
Hazardous Substance	A-29
Illinois Act	A-19
Index Companies	A-5
Initial Index Date	A-5
Initial Index Price	A-5
Initial Old Kent Price	A-4
Insurance Amount	A-43
Internal Revenue Code	A-1
IRS	A-24
Material Adverse Effect	A-54
McDonald	A-31
Merchants	A-1
Merchants Affiliate Agreements	A-42
Merchants Bank	A-1
Merchants Common Stock	A-3
Merchants Disclosure Statement	A-17
Merchants DRIP	A-7
Merchants Retirement Plan	A-7
Merchants Rights	A-19
Merchants Rights Agreement	A-19

A-v

-- Continued --
Page

Merchants' Financial Statements	A-20
Merchants' Leases	A-25
Merchants' Real Property	A-25
Merchants' Representatives	A-31
Merchants-Related Person	A-31
Merger	A-1
MergerSub	A-1
Michigan Act	A-1
Michigan Banking Code	A-3
NASDAQ	A-5
National Bank Act	A-19
Notifying Party	A-36
NYSE	A-5
OCC	A-15
Old Certificates	A-8
Old Kent	A-1
Old Kent Common Stock	A-3
Old Kent Disclosure Statement	A-11
Old Kent DRIP	A-7
Old Kent Rights	A-12
Old Kent Rights Agreement	A-12
Old Kent's Financial Statements	A-13
Option Agreement	A-1
Option Plan	A-7
PBGC	A-28
Permitted Issuances	A-7
Phase I	A-46
Phase II and III Work	A-46
Plan of Merger	A-1
Premises	A-29
Pricing Period	A-5
Proposal	A-43
Prospectus and Proxy Statement	A-15
Registration Statement	A-15
SEC	A-14
Securities Act	A-42
Stay Bonuses	A-38
Stock Distribution	A-5
Stockholders' Meeting	A-40
Superior Proposal	A-41
Surviving Corporation	A-1
Tax Returns	A-23
Taxes	A-23

A-vi

-- Continued --
Page

Technology-Related Contracts	A-41
Transaction Documents	A-15
Unexercised Options	A-10
Upset Condition	A-4
Year 2000 Assets	A-17
Year 2000 Ready	A-17

EXHIBITS

      A -- Form of Stock Option Agreement (Included as Appendix B)
      B -- Index Companies
      C -- Form of Disclosure Statement (omitted)
      D -- Schedule of Additional Information (omitted)
      E -- Form of Merchants' Affiliate Agreement (omitted)
      F -- Form of Merchants' Counsel's Legal Opinion (omitted)
      G -- Form of Old Kent's Counsel's Legal Opinion (omitted)
      H -- Designated Contracts (omitted)

A-vii

Agreement and Plan of Merger

          This Agreement and Plan of Merger (this "Plan of Merger") is made as of July 29, 1999, between Merchants Bancorp, Inc., a Delaware corporation, headquartered at 1851 West Galena Boulevard, Aurora, Illinois 60507 ("Merchants"), Old Kent Financial Corporation, a Michigan corporation ("Old Kent"), and Merchants Acquisition Corporation, a Michigan corporation and wholly owned subsidiary of Old Kent, each headquartered at 111 Lyon Street, N.W., Grand Rapids, Michigan 49503 ("MergerSub").

          Old Kent and Merchants desire that Merchants and its subsidiaries become affiliated with Old Kent. The affiliation would be effected through the merger of MergerSub with and into Merchants in accordance with this Plan of Merger and in accordance with the Business Corporation Act of the State of Michigan, as amended (the "Michigan Act"), and the Delaware General Corporation Law, as amended (the "DGCL"). The transactions contemplated by, and described in, this Plan of Merger are referred to as the "Merger."

          Old Kent has formed MergerSub solely for the purpose of effectuating the Merger. As soon as reasonably practicable following the consummation of the Merger, Old Kent intends to cause Merchants to be liquidated and dissolved, and to cause Merchants' wholly owned subsidiary, The Merchants National Bank of Aurora ("Merchants Bank"), to be consolidated with and into Old Kent's wholly owned subsidiary, Old Kent Bank, a Michigan banking corporation.

          It is intended that, for federal tax purposes, the Merger qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). It is also intended that, for accounting and financial reporting purposes, the Merger shall be accounted for as a pooling-of-interests.

          As a condition to, and concurrently with the execution of, this Plan of Merger, Merchants and Old Kent are entering into a Stock Option Agreement attached as Exhibit A (the "Option Agreement"). Merchants' execution and delivery of the Option Agreement is an inducement for Old Kent to enter into this Plan of Merger.

          In consideration of the representations, warranties, and covenants contained in this Plan of Merger, the parties agree:

Article I - The Transaction

          Subject to the terms and conditions of this Plan of Merger, the Merger shall be carried out in the following manner:

          1.1  Merger of MergerSub with and into Merchants. At the Effective Time, MergerSub shall be merged with and into Merchants. Merchants and MergerSub are each sometimes referred to as a "Constituent Corporation" prior to the Merger. At the Effective Time, the Constituent Corporations shall become a single corporation, which shall be Merchants (the "Surviving Corporation"). The effect of the Merger upon each of the Constituent Corporations and the Surviving Corporation shall be as provided in Chapter Seven of the Michigan Act and Section 252 of the DGCL with respect to the merger of domestic and foreign corporations, where the surviving corporation will be subject to the laws of the State of

Delaware. In the event of material changes in applicable federal or state tax laws, rules, regulations, interpretations, or case law, or in the event that Old Kent is advised by its independent tax accountants that a different corporate structure for the transactions contemplated by this Plan of Merger would be more advantageous to Old Kent from a financial, tax, or accounting perspective, then Merchants agrees to cooperate with Old Kent to effect a restructuring of these transactions; provided, that the Merger continues to qualify as a tax-free reorganization under the Internal Revenue Code and the Effective Time of the Merger is not delayed by more than 30 days.

          1.2  The Closing.  The "Closing" for the Merger shall be held at such time, date, and location as may be mutually agreed by the parties. In the absence of such agreement, the Closing shall be held at the offices of Warner Norcross & Judd llp, 111 Lyon Street, N.W., Grand Rapids, Michigan, commencing at 11 a.m. on the earliest date specified by either Old Kent or Merchants upon ten Business Days' (defined below) written notice (or at the election of Old Kent, on the last Business Day of the month) after the last to occur of the following events: (a) receipt of all consents and approvals of government regulatory authorities, and the expiration of all related statutory waiting periods, legally required to consummate the Merger; and (b) adoption of this Plan of Merger by Merchants' stockholders. Scheduling or commencing the Closing shall not, however, constitute a waiver of the conditions precedent of either Old Kent and MergerSub or Merchants as set forth in Articles VI and VII, respectively. The Closing shall not be convened prior to the day after Old Kent's dividend record date during the first quarter of 2000 without Old Kent's express written consent. Upon completion of the Closing, Merchants and MergerSub shall each execute and file the certificate of merger as required by the Michigan Act and by the DGCL to effect the Merger (together, the "Certificates of Merger").

          1.3  Effective Time of the Merger.  The Merger shall be consummated following the Closing by filing the Certificates of Merger in the manner required by law. The "Effective Time" of the Merger shall be as of the time and date to be elected by Old Kent and specified in the Certificates of Merger, but not later than five Business Days after the Closing occurs. As used in this Plan of Merger, the term "Business Day" means any day other than a Saturday, Sunday, or day on which the Federal Reserve Bank of Chicago is required or authorized by law or executive order to be closed.

          1.4  Additional Actions.  At any time after the Effective Time, the Surviving Corporation may determine that further assignments or assurances or any other acts are necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation its rights, title, or interest in, to, or under any of the rights, properties, or assets of MergerSub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or to otherwise carry out the purposes of this Plan of Merger. MergerSub hereby grants to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments, and assurances and to do all acts necessary, proper, or convenient to accomplish this purpose. This irrevocable power of attorney shall only be operative following the Effective Time. The proper officers and directors of the Surviving Corporation shall be fully authorized in the name of MergerSub to take any and all such action contemplated by this Plan of Merger.

          1.5  Surviving Corporation.  Immediately after the Effective Time, the Surviving Corporation shall have the following attributes until they are subsequently changed in the manner provided by law:

          1.5.1  Name.  The name of the Surviving Corporation shall be "Merchants Bancorp, Inc."

          1.5.2  Certificate of Incorporation.  The certificate of incorporation of the Surviving Corporation shall be the certificate of incorporation of Merchants as in effect immediately prior to the Effective Time, without change.

          1.5.3  Bylaws.  The bylaws of the Surviving Corporation shall be the bylaws of Merchants as in effect immediately prior to the Effective Time, without change.

          1.5.4  Directors.  The directors of the Surviving Corporation shall be the same as the directors of MergerSub immediately prior to the Effective Time.

          1.5.5  Officers.  The officers of the Surviving Corporation shall be the same as the officers of MergerSub immediately prior to the Effective Time.

          1.6  Bank Consolidation.  After the Effective Time, Old Kent intends to consolidate Merchants Bank with and into Old Kent Bank resulting in a single Michigan banking corporation, which shall be Old Kent Bank (the "Bank Consolidation"). The Bank Consolidation will be effected pursuant to a consolidation agreement (the "Bank Consolidation Agreement"), in the form required by the Michigan Banking Code of 1969, as amended (the "Michigan Banking Code"), and by other applicable laws, containing terms and conditions not inconsistent with this Plan of Merger, as determined by Old Kent Bank. The Bank Consolidation shall only occur if the Merger is consummated, and it shall become effective immediately after the Effective Time or such later time as may be determined by Old Kent. To obtain the necessary regulatory approval for the Bank Consolidation to occur immediately after the Effective Time, Merchants and Merchants Bank shall approve, adopt, execute, and deliver the Bank Consolidation Agreement and take other reasonable steps prior to the Effective Time to effect the Bank Consolidation; provided that Merchants shall not be required to incur any material cost or take any irrevocable action in connection with its obligations under this Section.

Article II - Conversion and Exchange of Shares

          Subject to the terms and conditions of this Plan of Merger and as a result of the Merger, all Common Stock, $1.00 par value per share, of Merchants ("Merchants Common Stock") shall be converted into Common Stock, $1 par value per share, of Old Kent ("Old Kent Common Stock") as follows:

          2.1  Conversion of Shares. As of the Effective Time:

          2.1.1  Conversion of Merchants Common Stock. Except as provided in Article II, each share of Merchants Common Stock outstanding immediately prior to the Effective Time shall be converted into 0.83 (the "Exchange Ratio") shares of validly issued, fully paid, and nonassessable Old Kent Common Stock.

          2.1.2  Old Kent Rights. Each share of Old Kent Common Stock to be issued in the Merger shall have attached to it the number of "Old Kent Rights" issuable pursuant to the "Old Kent Rights Agreement" (as those terms are defined in Section 3.4.1 (Classes and Shares -- Old

Kent)) that are attached to each issued and outstanding share of Old Kent Common Stock at the Effective Time. No Old Kent Rights shall be attached to Old Kent Common Stock if the Old Kent Rights are then separately transferable.

          2.1.3  Conversion of MergerSub Common Stock. Each share of Common Stock of MergerSub issued and outstanding immediately prior to the Effective Time shall be converted automatically into and become one fully paid and nonassessable share of common stock, $1.00 par value per share, of the Surviving Corporation. As a result of the Merger, Old Kent shall own all of the issued and outstanding shares of the Surviving Corporation.

          2.1.4  No Conversion of Old Kent Common Stock. Each share of Old Kent Common Stock and each Old Kent Right outstanding immediately prior to the Effective Time shall continue to be outstanding without any change.

          2.1.5  Stock Held by Old Kent. Each share of Merchants Common Stock, if any, held by Old Kent or any of its subsidiaries for its own account, and not in a fiduciary or representative capacity for a person other than Old Kent or any of its subsidiaries, shall be canceled and no consideration shall be issuable or payable with respect to any such share.

          2.1.6  Treasury Shares. Each share of Merchants Common Stock held by Merchants as a treasury share, if any, shall be canceled and no Old Kent Common Stock or other consideration shall be issuable or payable with respect to any such share.

          2.1.7  Merchants Common Stock No Longer Outstanding.  Each share of Merchants Common Stock outstanding immediately prior to the Effective Time shall, as of the Effective Time, no longer be outstanding and shall represent only the right to receive shares of Old Kent Common Stock as provided in this Plan of Merger, together with any dividends and other distributions payable as provided in Section 2.7.4 (Dividends Pending Surrender), but subject to the payment of cash in lieu of fractional shares as provided in Section 2.8 (No Fractional Shares).

          2.2  Upset Provision. After a Closing is properly called pursuant to Section 1.2 (The Closing), Merchants shall have the right to terminate this Plan of Merger if the "Upset Condition" then exists.

          2.2.1 Upset Condition. The "Upset Condition" shall exist if both of the following conditions then exist:

          (a) The Final Old Kent Price (defined below) is less than $36.4969 (the "Floor Old Kent Price"); and

          (b) The number determined by dividing the Final Old Kent Price by $42.9375 (the "Initial Old Kent Price") is less than the number obtained by subtracting (i) 0.15 from (ii) the quotient obtained by dividing the Final Index Price (defined below) by the Initial Index Price (defined below).

          2.2.2 Final Old Kent Price. The "Final Old Kent Price" means the average of the closing prices per share of Old Kent Common Stock reported on the New York Stock Exchange ("NYSE") for the ten consecutive full trading days ending on the eleventh Business Day prior to the date of the Closing (the "Pricing Period"), as reported in the Dow Jones News/Retrieval system, or other equally reliable means.

          2.2.3 Initial Index Price. The "Initial Index Price" means the average of the closing prices per share of each of the common stocks of the Index Companies (defined below) as reported on NYSE, The Nasdaq Stock Market ("NASDAQ"), or the American Stock Exchange ("AMEX") on July 28, 1999 ("Initial Index Date"). The Initial Index Price computed as of a recent date is presented in Exhibit B as an illustration of the method of computation, but is subject to adjustment as provided in Sections 2.2.6 (Index Adjustments).

          2.2.4 Final Index Price. The "Final Index Price" means the average of the average closing prices per share of each of the common stocks of the Index Companies as reported on NYSE, NASDAQ, or AMEX for each trading day during the Pricing Period.

          2.2.5 Index Companies. The term "Index Companies" refers to the companies listed on Exhibit B, as the list may be modified under Section 2.2.7 (Index Exclusions).

          2.2.6 Index Adjustments. If any Index Company declares a stock dividend, stock split, or stock split-up (any such event being a "Stock Distribution") of its common stock for which the ex-dividend date, ex-split date, ex-distribution date or other comparable date (the "Ex-Date") occurs between the Initial Index Date and the end of the Pricing Period, then for purposes of the definitions in Section 2.2 (Upset Provision) the closing prices for such common stock as of the Initial Index Date and each date during the Pricing Period prior to the Ex-Date shall be adjusted so as to be comparable as of the Initial Index Date and throughout the Pricing Period in the same manner as is described in Section 2.3.1(a) (Stock Dividends and Distributions) for any Stock Distribution.

          2.2.7 Index Exclusions. There shall be excluded from the list of Index Companies any company as to which, between the Initial Index Date and the end the Pricing Period, there occurs or there is publicly announced (a) a proposed merger, acquisition, or business combination in which that company is not or will not be the survivor, (b) a tender offer, exchange offer, other transaction involving the acquisition of a majority of that company's common stock or assets, or (c) a reclassification, recapitalization, subdivision, spin-off, split-up, or combination of its common stock; provided that if eight or more of the Index Companies are excluded pursuant to this Section, then, unless Old Kent and Merchants agree otherwise, Old Kent and Merchants shall agree upon mutually acceptable substitute Index Companies. If a company is excluded from the list of Index Companies, then the Initial Index Price and the Final Index Price shall be calculated as if the excluded company had not originally been included in the list of companies.

          2.3  Adjustments. The Exchange Ratio, Floor Old Kent Price, Initial Old Kent Price, and Final Old Kent Price, and the related computations described in Sections 2.1 (Conversion of Shares) and 2.2 (Upset Provision) shall be adjusted in the manner provided in this Section upon the occurrence of any of the following events:

          2.3.1  Stock Dividends and Distributions. If Old Kent declares a Stock Distribution of Old Kent Common Stock to its holders prior to the Effective Time, then:

          (a)  If the Ex-Date for the Stock Distribution occurs before the end of the Pricing Period, then the Floor Old Kent Price and the Initial Old Kent Price (and if the Ex-Date occurs during the Pricing Period, then the closing price per share of Old Kent Common Stock for each day during the Pricing Period prior to the Ex-Date) shall each be adjusted by multiplying them by that ratio (i) the numerator of which shall be the total number of shares of Old Kent Common Stock outstanding immediately prior to the record date for the Stock Distribution; and (ii) the denominator of which shall be the total number of shares of Old Kent Common Stock that are outstanding immediately prior to that record date plus the additional number of shares to be issued in the Stock Distribution computed as of that record date; and

          (b)  If the record date for the Stock Distribution occurs prior to the Effective Time, then the Exchange Ratio shall be adjusted by multiplying it by that ratio (i) the numerator of which shall be the total number of shares of Old Kent Common Stock that are outstanding as of the record date for such Stock Distribution plus the additional number of shares to be issued in the Stock Distribution computed as of that record date; and (ii) the denominator of which shall be the total number of shares of Old Kent Common Stock outstanding as of the Stock Distribution's record date.

          2.3.2  Other Action Affecting Old Kent Common Stock.

          (a) If there occurs, other than as described in the preceding Subsection 2.3.1, any merger, business combination, recapitalization, reclassification, subdivision, or combination that would change the number of shares outstanding by 20 percent or more together with the value of the outstanding shares of Old Kent Common Stock; a distribution of warrants or rights with respect to Old Kent Common Stock; or any other transaction that would have a substantially similar effect; then the nature or amount of the consideration to be received by the stockholders of Merchants in exchange for their shares of Merchants Common Stock and the Exchange Ratio shall be adjusted in such manner and at such time as shall be equitable under the circumstances.

          (b) In the event of a reclassification of outstanding shares of Old Kent Common Stock or a consolidation or merger of Old Kent with or into another corporation, other than a merger in which Old Kent is the surviving corporation and which merger does not result in any reclassification of Old Kent Common Stock, holders of Merchants Common Stock would receive, in lieu of each share of Old Kent Common Stock to be issued in exchange for Merchants Common Stock based on the Exchange Ratio, the kind and amount of shares of Old Kent stock, other securities, money, and/or property receivable upon such reclassification, consolidation, or merger by holders of Old Kent Common Stock with respect to each share of Old Kent Common Stock outstanding immediately prior to such reclassification, consolidation, or merger.

          2.3.3  Employee Stock Options, Etc. Notwithstanding any other provisions of this Section, no adjustment shall be made in the event of the issuance of additional shares of Old Kent Common Stock pursuant to the dividend reinvestment plan of Old Kent (the "Old Kent DRIP"), pursuant to the exercise of stock options under stock option plans of Old Kent, or upon the grant or sale of shares or rights to receive shares to, or for the account of, Old Kent directors or employees pursuant to restricted stock, deferred stock compensation, thrift, employee stock purchase, and other compensation or benefit plans of Old Kent.

          2.3.4  Authorized but Unissued Shares. Notwithstanding the other provisions of this Section, no adjustment shall be made in the event of the issuance of additional shares of Old Kent Common Stock or other securities pursuant to a public offering, private placement, or an acquisition of one or more banks, corporations, or business assets as authorized by the board of directors of Old Kent or a duly authorized committee of the board.

          2.3.5  Changes in Capital. Subject only to making any adjustment to the Exchange Ratio and related computations prescribed by this Section, nothing contained in this Plan of Merger shall preclude Old Kent from amending its restated articles of incorporation to change its capital structure or from issuing additional shares of Old Kent Common Stock, preferred stock, shares of other capital stock, or securities that are convertible into shares of capital stock.

          2.4  Increase in Outstanding Shares of Merchants Common Stock. In the event that the number of shares of Merchants Common Stock outstanding is greater than 5,199,254 for any reason whatsoever (whether or not such increase constitutes a breach of this Plan of Merger), other than Permitted Issuances (defined below); then the Exchange Ratio shall be adjusted by multiplying it by a fraction (i) the numerator of which shall be 5,199,254 (the total number of shares of Merchants Common Stock outstanding as of the date of this Plan of Merger); and (ii) the denominator of which shall be the total number of shares of Merchants Common Stock outstanding as of the Effective Time of the Merger, excluding Permitted Issuances. "Permitted Issuances" include and are limited to: (i) the issuance of not more than 178,706 shares upon the exercise of previously awarded and currently outstanding Merchants stock options identified in Section 4.4 (Capital Stock); (ii) upon the exercise of new options awarded pursuant to the Merchants Bancorp, Inc. 1993 Stock Incentive Plan (the "Option Plan"), the issuance of not more than the number of shares determined by the formula prescribed by the Option Plan consistent in amount, nature and time with Merchants' past practices with respect to awards made under the Option Plan; (iii) the issuance, grant, or sale of shares, or the right to receive shares, for the account or benefit of participants in the Merchants Bancorp, Inc., Thrift Plan (the "Merchants Retirement Plan") under the terms of that plan as they exist prior to the date of this Plan of Merger; and (iv) the issuance of shares of Merchants Common Stock under the dividend reinvestment plan of Merchants (the "Merchants DRIP").

          2.5  Cessation of Stockholder Status. As of the Effective Time, each record holder of shares of Merchants Common Stock outstanding immediately prior to the Effective Time shall cease to be a stockholder of Merchants and shall have no rights as a stockholder of Merchants. Each stock certificate representing shares of Merchants Common Stock outstanding immediately prior to the Effective Time ("Old Certificates") shall then be considered to represent shares of Old Kent Common Stock and the right, if any, to receive cash in lieu of fractional shares, all as provided in this Plan of Merger.

          2.6  Dividend Reinvestment Plan.   As of the Effective Time, all participants' accounts under Merchants' DRIP shall be automatically converted into accounts under Old Kent's DRIP, on the terms and subject to the conditions of Old Kent's DRIP as then in effect, unless a participant elects in writing to withdraw Old Kent Common shares from the participant's account in Old Kent's DRIP. All full and fractional shares of Merchants Common Stock in each participant's Merchants DRIP account shall be converted into full and fractional shares of Old Kent Common Stock in the participants Old Kent DRIP account, as provided in this Plan of Merger. All cash balances in any participant's Merchants DRIP account shall be transferred to the participant's Old Kent DRIP account and held as cash payment for supplemental investment in shares of Old Kent Common Stock under the Old Kent DRIP. Merchants' DRIP shall then be considered to have terminated without further action or notice.

          2.7  Surrender of Old Certificates and Distribution of Old Kent Common Stock.  After the Effective Time, Old Certificates shall be exchangeable by the holders thereof for book entry shares registered on Old Kent's stock transfer records ("Book Entry Shares") or new stock certificates representing the number of shares of Old Kent Common Stock to which such holders shall be entitled in the following manner:

          2.7.1  Transmittal Materials.  As soon as practicable after the Effective Time, Old Kent shall send or cause to be sent to each record holder of Merchants Common Stock as of the Effective Time transmittal materials for use in exchanging that holder's Old Certificates pursuant to the following options: (a) enrolling in the Old Kent DRIP with credit for all full and fractional shares received in the Merger; (b) receiving Old Kent Common Stock certificates; (c) receiving Book Entry Shares (but without enrolling in the DRIP), and (d) if already enrolled in Merchants' DRIP, electing to terminate participation in Old Kent's DRIP. The transmittal materials will contain instructions with respect to the surrender of Old Certificates and the selection of these exchange options. In the absence of a selection among these exchange options, the stockholder shall be deemed to have elected to receive Book Entry Shares.

          2.7.2  Exchange Agent.  On or prior to the Effective Time, Old Kent will deliver to Old Kent Bank or such other bank or trust company as Old Kent may designate (the "Exchange Agent"), written notice of the number of shares of Old Kent Common Stock issuable in the Merger and a commitment to pay the amount of cash payable for fractional shares in the Merger when and as determined. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to such shares of Old Kent Common Stock, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the record holders entitled to such shares.

          2.7.3  New Stock Registrations.  Old Kent shall cause the Exchange Agent to promptly register the shares of Old Kent Common Stock issuable to Merchants' holders of record in such manner, in the names, and to the addresses that appear on Merchants' stock records as of the Effective Time, or in such other name or to such other address as may be specified by the holder of record in transmittal documents received by the Exchange Agent; provided, that with respect to each Merchants stockholder, the Exchange Agent shall have received all of the Old Certificates held by that stockholder, or an affidavit of loss and indemnity bond for such certificate or certificates, together with properly executed transmittal materials; and such certificates, transmittal materials, affidavits, and bonds are in a form and condition reasonably acceptable to Old Kent and the Exchange Agent.

          2.7.4  Dividends Pending Surrender.  Whenever a dividend is declared by Old Kent on Old Kent Common Stock that is payable to shareholders of record of Old Kent as of a record date on or after the Effective Time, the declaration shall include dividends on all shares issuable under this Plan of Merger. No former stockholder of Merchants shall be entitled to receive a distribution of any such dividend until the physical exchange of all of that stockholder's Old Certificates (or an affidavit of loss and indemnity bond for such certificates) shall have been effected pursuant to properly submitted transmittal materials. Upon the physical exchange of that stockholder's Old Certificates (or an affidavit of loss and indemnity bond for such certificates), the stockholder shall be entitled to receive from Old Kent an amount equal to all such dividends (without interest thereon and less the amount of taxes, if any, that may have been imposed or paid thereon) declared and paid with respect to the shares of Old Kent Common Stock represented thereby. If such stockholder elects to enroll in the Old Kent DRIP, such amount shall be credited as a cash purchase for investment at the plan's next opportunity.

          2.7.5  Stock Transfers.  After the Effective Time, there shall be no transfers on Merchants' stock transfer books of the shares of Merchants Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates are properly presented for transfer, then they shall be canceled and exchanged for shares of Old Kent Common Stock as provided in this Plan of Merger. After the Effective Time, ownership of such shares as are represented by any Old Certificates may be transferred only on the stock transfer records of Old Kent.

          2.7.6  Exchange Agent's Discretion.  The Exchange Agent shall have discretion to determine and apply reasonable rules and procedures relating to the exchange (or lack thereof) of Old Certificates and the registration of the shares of Old Kent Common Stock into which shares of Merchants Common Stock are converted in the Merger and governing the payment for fractional shares of Merchants Common Stock.

          2.8  No Fractional Shares. Notwithstanding any other provision of this Article II, no certificates or scrip representing fractional shares of Old Kent Common Stock shall be issued in the Merger upon the surrender of Old Certificates. No fractional interest in any share of Old Kent Common Stock resulting from the Merger shall be entitled to any part of a dividend, distribution, or stock split with respect to shares of Old Kent Common Stock nor entitle the record holder to vote or exercise any rights of a stockholder with respect to that fractional interest. In lieu of issuing any fractional share, each holder of an Old Certificate who would otherwise have been entitled to a fractional share of Old Kent Common Stock upon surrender of all Old Certificates for exchange shall be paid an amount in cash (without interest) equal to such fraction of a share multiplied by the Final Old Kent Price. If the holder of record elects to enroll in Old Kent's DRIP, then the cash in lieu of fractional shares shall be held for reinvestment at the plan's next opportunity.

          2.9  Stock Options.

          2.9.1 Plan Amendment. Each unexercised stock option ("Unexercised Options") under the Option Plan shall become, at the Effective Time, an option to purchase that number of shares of Old Kent Common Stock equal to the number of shares of Merchants Common Stock subject to such Unexercised Option multiplied by the Exchange Ratio, rounded to the nearest whole share.

          2.9.2 Option Exercises. The exercise price per share of Old Kent Common Stock under each Unexercised Option shall be equal to the exercise price per share of the Merchants Common Stock that was purchasable under that option divided by the Exchange Ratio (rounded to the nearest whole cent). In addition, each Unexercised Option that is an "incentive stock option" as defined in Section 422 of the Internal Revenue Code shall be adjusted as required by Section 424 of the Internal Revenue Code and the regulations issued thereunder so as not to constitute a modification, extension or renewal of that option within the meaning of section 424 of the Internal Revenue Code.

          2.9.3 Option Plan Assumption. As of the Effective Time of the Merger, Old Kent shall assume the rights, duties and obligations of Merchants under the Option Plan, as amended by this Plan of Merger. The duration and other terms and conditions of the assumed options shall be the same as the original Merchants options, except that any reference to Merchants shall be considered to be references to Old Kent. Old Kent acknowledges and agrees that the Merger will constitute a "change in control" pursuant to the Option Plan resulting in acceleration of the vesting of any options that have not yet vested.

          2.9.4 Registration. Old Kent shall use commercially reasonable efforts to file before or promptly after the Effective Time, and in no event later than 45 days after the Effective Time, and use commercially reasonable efforts to maintain the effectiveness of, a registration statement with the SEC covering such options and the sale of the Old Kent Common Stock issuable upon exercise of such options so long as unexercised options remain outstanding.

          2.9.5 No New Options. At the Effective Time, the Option Plan shall be terminated with respect to the granting of any additional options or option rights.

          2.9.6 No Cash Surrender. In no event and at no time shall Merchants (including its board of directors or any committee thereof) permit or allow the holder of any outstanding Unexercised Options pursuant to the Option Plan to receive cash in exchange for the cancellation of any Unexercised Option.

Article III - Old Kent's Representations and Warranties

          Old Kent and MergerSub represent and warrant to Merchants that, except as otherwise set forth in the disclosure statement previously furnished to Merchants by Old Kent (the "Old Kent Disclosure Statement"):

          3.1  Authorization, No Conflicts, Etc.

          3.1.1  Authorization of Agreement.   Each of Old Kent and MergerSub has the requisite corporate power and authority to execute and deliver this Plan of Merger and to consummate the Merger. This Plan of Merger has been duly approved and adopted and the consummation of the Merger has been duly authorized by the boards of directors of Old Kent and MergerSub and the sole shareholder of MergerSub and no other corporate proceedings on the part of Old Kent or MergerSub are necessary to authorize this Plan of Merger or to consummate the Merger. This Plan of Merger has been duly executed and delivered by, and constitutes valid and binding obligations of, Old Kent and MergerSub and is enforceable against Old Kent and MergerSub in accordance with its terms.

          3.1.2  No Conflict, Breach, Violation, Etc.  The execution, delivery, and performance of this Plan of Merger by Old Kent and MergerSub, and the consummation of the Merger by Old Kent and MergerSub, do not and will not violate, conflict with, or result in a breach of: (a) any provision of Old Kent's restated articles of incorporation or bylaws or MergerSub's articles of incorporation or bylaws; or (b) any statute, code, ordinance, rule, regulation, judgment, order, writ, memorandum of understanding, arbitral award, decree, or injunction applicable to Old Kent or its subsidiaries, assuming the timely receipt of each of the approvals referred to in Section 3.1.4 (Required Approvals).

          3.1.3  No Contractual Breach, Default, Liability, Etc. The execution, delivery, and performance of this Plan of Merger by Old Kent and MergerSub, and the consummation of the Merger by Old Kent and MergerSub, do not and will not:

          (a)  Agreements, Etc.  Violate, conflict with, result in a breach of, constitute a default under, require any consent, approval, waiver, extension, amendment, authorization, notice or filing under, or extinguish any material contract right of Old Kent or any of its subsidiaries under any agreement, mortgage, lease, commitment, indenture, other instrument, or obligation to which Old Kent or any of its subsidiaries is a party or by which they are bound or affected, the result of which is reasonably likely to have a "Material Adverse Effect" (as defined in Section 9.1 ("Material Adverse Effect" Defined)) on Old Kent;

          (b)  Regulatory Restrictions.  Violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any memorandum of understanding or similar regulatory consent agreement to which Old Kent is a party or subject, or by which it is bound or affected; or

          (c)  Tortious Interference.  Subject Merchants to material liability for tortious interference with contractual rights.

          3.1.4  Required Approvals.  No notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation of the Merger by Old Kent and MergerSub other than in connection or compliance with the provisions of the Michigan Act and the DGCL, compliance with federal and state securities laws, bylaws and rules of the NYSE, and the approvals required under the Bank Holding Company Act of 1956, as amended (the "Federal Bank Holding Company Act"), the Federal Deposit Insurance Act, as amended (the "FDIA"), and the Michigan Banking Code.

          3.2  Organization and Good Standing. Each of Old Kent and MergerSub is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan. Old Kent possesses all requisite corporate power and authority to own, operate, and lease its properties and to carry on its business as it is now being conducted in all material respects. Old Kent is a bank holding company duly registered as such with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Federal Bank Holding Company Act. Old Kent is qualified or admitted to conduct business as a foreign corporation in each state in which the failure to be so qualified or admitted is reasonably likely to have a Material Adverse Effect on Old Kent.

          3.3  Subsidiaries. Old Kent owns all of the issued and outstanding shares of capital stock of Old Kent Bank and MergerSub free and clear of all claims, security interests, pledges, or liens of any kind. Old Kent Bank is duly organized, validly existing, and in good standing as a banking corporation under the laws of the State of Michigan.

          3.4  Capital Stock.

          3.4.1  Classes and Shares--Old Kent.  The authorized capital stock of Old Kent consists of 325,000,000 shares divided into two classes as follows:  (a) 300,000,000 shares of Old Kent Common Stock, of which, as of July 23, 1999, a total of 113,156,431 shares were validly issued and outstanding; and (b) 25,000,000 shares of preferred stock, without par value, of which 3,000,000 shares are designated Series A Preferred Stock, 500,000 shares are designated Series B Preferred Stock, and 1,000,000 shares are designated Series C Preferred Stock, none of which preferred stock was issued and outstanding as of the date of this Plan of Merger. The 1,000,000 shares of Series C Preferred Stock are reserved for issuance pursuant to Series C Preferred Stock Purchase Rights (the "Old Kent Rights") governed by a Rights Agreement, dated as of January 20, 1997, as amended, between Old Kent and Old Kent Bank (the "Old Kent Rights Agreement").

          3.4.2  No Other Capital Stock.  As of the date of the Plan of Merger: (a) other than Old Kent Common Stock, there is no security or class of securities issued and outstanding that represents or is convertible into capital stock of Old Kent; and (b) there is no outstanding subscription, option, warrant, or right to acquire any capital stock of Old Kent, or agreement to which Old Kent is a party or by which it is bound to issue capital stock, except as set forth in, or as contemplated by, this Plan of Merger, and except (i) the Old Kent Rights (which as of the date of this Plan of Merger were represented by and transferable only with shares of Old Kent Common Stock); (ii) stock options awarded pursuant to stock option plans; (iii) provisions for the grant or sale of shares or the right to receive shares to, or for the account of, employees and directors pursuant to restricted stock, deferred stock compensation, stock purchase and other benefit plans; (iv) shares of Old Kent Common Stock issuable under agreements entered into in connection with mergers or acquisitions of direct or indirect subsidiaries or assets in transactions approved by the Old Kent board of directors or a committee of such board; and (v) shares of Old Kent Common Stock issuable under Old Kent's DRIP and employee stock purchase plans.

          3.4.3  Issuance of Shares.  Between July 23, 1999, and the date of this Plan of Merger, no additional shares of capital stock have been issued by Old Kent, except as described in this Plan of Merger, and except for shares issued or issuable pursuant to (a) the exercise of employee stock options under employee stock option plans; (b) the grant or sale of shares to, or for the account of, employees and directors pursuant to restricted stock, deferred stock compensation, stock purchase or other benefit plans; (c) the grant or sale of shares of Old Kent Common Stock issuable under agreements entered into in connection with acquisitions of direct or indirect subsidiaries or assets of such subsidiaries in transactions approved by the Old Kent board of directors or committee thereof; and (d) Old Kent's DRIP and employee stock purchase plans.

          3.4.4  Voting Rights.  Neither Old Kent nor any of its subsidiaries (other than MergerSub) has outstanding any security or issue of securities the holder or holders of which have the right to vote on the approval of the Merger or this Plan of Merger, or that entitle the holder or holders to consent to, or withhold consent on, the Merger or this Plan of Merger.

          3.4.5  Classes and Shares -- MergerSub.  The authorized capital stock of MergerSub consists of 60,000 shares of common stock, of which, as of the execution of this Plan of Merger, a total of 1,000 shares were validly issued and outstanding.

          3.5  Old Kent Common Stock.  The shares of Old Kent Common Stock to be issued in the Merger in accordance with this Plan of Merger have been duly authorized and reserved and, when issued as contemplated by this Plan of Merger, will be validly issued, fully paid, and nonassessable shares.

          3.6  Financial Statements.

          3.6.1 Financial Statements. The consolidated financial statements of Old Kent and its subsidiaries as of and for each of the three years ended December 31, 1996, 1997, and 1998, as reported on by Old Kent's independent accountants, and the unaudited consolidated financial statements of Old Kent and its subsidiaries as of and for the quarters ended March 31, 1999 and June 30, 1999, including all schedules and notes relating to such statements (collectively, "Old Kent's Financial Statements"), fairly present the financial condition and the results of operations, changes in shareholders' equity, and cash flows of Old Kent as of the respective dates of and for the periods referred to in such financial statements, all in accordance with generally accepted United States accounting principles ("GAAP") consistently applied. The unaudited consolidated financial statements of Old Kent and its subsidiaries as of and for each quarter ending after the date of this Plan of Merger, until the Effective Time, including all schedules and notes relating to such statements, will be correct and complete, in all material respects.

          3.6.2  Call Reports. The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed:

          (a)  The consolidated reports of condition and income of Old Kent Bank (including any amendments) as of and for each of the years ended December 31, 1996, 1997, and 1998, as filed with the Federal Deposit Insurance Corporation ("FDIC"); and

          (b)  The FR Y-9 and FR Y-6 (including amendments) for Old Kent as of and for each of the years ended December 31, 1996, 1997, and 1998, as filed with the Federal Reserve Board.

All of such reports required to be filed prior to the Closing by Old Kent and/or Old Kent Bank will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed.

          3.7  Absence of Undisclosed Liabilities.  Except as and to the extent reflected or reserved against in Old Kent's Financial Statements as of December 31, 1998, as of such date, neither Old Kent nor any of its subsidiaries had liabilities or obligations, secured or unsecured (whether accrued, absolute, or contingent) as to which there is a reasonable probability that they could have a Material Adverse Effect on Old Kent.

          3.8  Absence of Material Adverse Change.  Since December 31, 1998, there has been no change in the financial condition, income, expenses, assets, liabilities or business of Old Kent and its subsidiaries (and not the banking industry as a whole) that had or in the future is reasonably likely to have a Material Adverse Effect on Old Kent. No facts or circumstances have been discovered from which it reasonably appears that there is a reasonable probability that there will occur a change that is reasonably likely to have a Material Adverse Effect on Old Kent that is not applicable to the banking industry as a whole.

          3.9  Absence of Litigation.  There is no action, suit, proceeding, claim, arbitration, or investigation pending or, to Old Kent's knowledge, threatened by any person, including without limitation any governmental or regulatory agency, against Old Kent or any of its subsidiaries, or the assets or business of Old Kent or any of its subsidiaries, any of which has had or is reasonably likely to have a Material Adverse Effect on Old Kent.

          3.10  Regulatory Filings.  In the last two years:

          3.10.1  SEC Filings.  Old Kent has filed, and will in the future continue to file, in a timely manner all required filings with the Securities and Exchange Commission (the "SEC"), including without limitation all reports on Form 10-K and Form 10-Q;

          3.10.2  Regulatory Filings.  Old Kent has filed in a timely manner all other material filings with other regulatory bodies for which filings are required; and

          3.10.3  Complete and Accurate.  All such filings, as of their respective filing dates, did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          3.11  Registration Statement, Etc.

          3.11.1  "Transaction Documents."  The term "Transaction Documents" shall collectively mean: (i) the registration statement to be filed by Old Kent with the SEC (the "Registration Statement") in connection with the Old Kent Common Stock to be issued in the Merger; (ii) the prospectus and proxy statement (the "Prospectus and Proxy Statement") to be mailed to Merchants stockholders in connection with the Stockholders' Meeting (defined below); and (iii) any other documents to be filed with the SEC, the Federal Reserve Board, the Michigan Financial Institutions Bureau ("FIB"), the Comptroller of the Currency ("OCC"), the states of Michigan or Delaware, or any other regulatory agency in connection with the Merger.

          3.11.2  Accurate Information.  The information to be supplied by Old Kent for inclusion or incorporation by reference in any Transaction Document will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (a) at the respective times such Transaction Documents are filed; (b) with respect to the Registration Statement, when it becomes effective; and (c) with respect to the Prospectus and Proxy Statement, when it is mailed and at the time of the Stockholders' Meeting.

          3.11.3  Compliance of Filings.  All documents that Old Kent is responsible for filing with the SEC or any regulatory agency in connection with the Merger will comply as to form in all material respects with the provisions of applicable law and regulation.

          3.12  Investment Bankers and Brokers.  Old Kent has not employed any broker, finder, or investment banker in connection with the Merger. Old Kent has no express or implied agreement with any other person or company relative to any commission or finder's fee payable with respect to this Plan of Merger or the transactions contemplated by it.

          3.13  Accounting and Tax Treatment.   Neither Old Kent nor, to its knowledge, any of its affiliates, has taken or agreed to take any action or knows of any reason that, with respect to Old Kent and its affiliates, would prevent Old Kent from accounting for the business combination to be effected by the Merger as a pooling-of-interests. Old Kent has no knowledge of why the Merger would fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

          3.14  Agreements With Bank Regulators. Neither Old Kent nor any of Old Kent's subsidiaries is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any governmental authority that restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, nor has Old Kent been advised by any governmental authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither Old Kent nor any of Old Kent's subsidiaries is required by applicable law to give prior notice to a federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior or executive officer. As of the date of this Plan of Merger, Old Kent knows of no reason why the regulatory approvals referred to in Sections 3.1.4 and 4.1.4 (Required Approvals) cannot be obtained or why the process would be materially impeded.

          3.15  Reserve for Loan Losses.  The reserve for credit losses as reflected in Old Kent's Financial Statements as of December 31, 1998 was (a) adequate in the reasonable opinion of management to meet all reasonably anticipated credit losses, net of recoveries related to assets previously charged off as of that date, and (b) consistent with GAAP and safe and sound banking practices.

          3.16  Public Communications; Securities Offering.  Each annual report, quarterly report, proxy material, press release, or other communication previously sent or released by Old Kent to Old Kent's shareholders or the public did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          3.17  Year 2000 Compliance.   Old Kent has adopted and is implementing plans and procedures consistent with applicable regulatory requirements and guidelines and good business practices so that its Year 2000 Assets (defined below) are and will be timely modified, upgraded or replaced to become Year 2000 Ready (defined below) in all material respects by September 30, 1999.

          3.17.1  Compliance Costs.  The remaining cost and process of achieving Year 2000 readiness for any Year 2000 Assets that are not Year 2000 Ready do not, and will not, constitute a Material Adverse Effect with respect to Old Kent.

          3.17.2  Regulatory Compliance.   Old Kent and its subsidiaries are in material compliance with the requirements, guidelines, and schedule contained in the Federal Financial Institutions Examination Council's statements dated May 5, 1997, "Year 2000 Project Management Awareness," and December 17, 1997, "Safety and Soundness Guidelines Concerning the Year 2000 Business Risk," and dated October 15, 1998, "Interagency Guidelines Establishing Year 2000 Standards for Safety and Soundness," to the extent applicable. Neither Old Kent nor its subsidiaries have received any Year 2000 deficiency notification letter from any regulator having jurisdiction pertaining to Year 2000 readiness.

          3.17.3  Compatibility.   Old Kent makes no representation relating to the compatibility of the technology used by Old Kent or any of its subsidiaries with that used by Merchants or with respect to the cost of integrating the technology of Merchants or any of its subsidiaries with that used by Old Kent.

          3.17.4  Definitions.   "Year 2000 Assets" means all buildings, physical plants, structures, machinery, equipment, software, hardware, computer systems and other property owned, leased, licensed or used by either Old Kent or Merchants, or their respective subsidiaries, which individually or taken together, are material to the ordinary conduct of their respective lines of business, services, or operations. "Year 2000 Ready" means that the Year 2000 Asset accurately processes and handles date and time data, including but not limited to performing all leap year calculations and calculating, comparing and sequencing during and between the years 1999 and 2000 and all other years, and will not malfunction, cease to function or provide invalid or incorrect results or data as a result of date or time data, including when a Year 2000 Asset is used in combination with or is interfacing with any other Year 2000 Asset or with any other asset or information technology to the extent that it is within its control.

          3.18  True and Complete Information. No schedule, statement, list, certificate, or other information furnished or to be furnished by Old Kent in connection with this Plan of Merger, including the Old Kent Disclosure Statement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

Article IV - Merchants' Representations and Warranties

          Merchants represents and warrants to Old Kent and MergerSub that, except as otherwise set forth in the disclosure statement previously furnished to Old Kent by Merchants (the "Merchants Disclosure Statement"):

          4.1  Authorization, No Conflicts, Etc.

          4.1.1  Authorization of Agreement.   Merchants has the requisite corporate power and authority to execute and deliver this Plan of Merger and, subject to adoption by Merchants' stockholders, to consummate the Merger. This Plan of Merger has been duly adopted and the consummation of the Merger have been duly authorized by the board of directors of Merchants and no other corporate proceedings on the part of Merchants are necessary to authorize this Plan of Merger or to consummate the Merger, subject only to adoption by the stockholders of Merchants. This Plan of Merger has been duly executed and delivered by, and constitutes valid and binding obligations of, Merchants and is enforceable against Merchants in accordance with its terms.

          4.1.2  No Conflict, Breach, Violation, Etc.  The execution, delivery, and performance of this Plan of Merger by Merchants, and the consummation of the Merger, do not and will not violate, conflict with, or result in a breach of any provision of: (a) Merchants' or Merchants' subsidiaries' certificate of incorporation, articles of association, bylaws, or similar organizational documents; or (b) any statute, code, ordinance, rule, regulation, judgment, order, writ, memorandum of understanding, arbitral award, decree, or injunction applicable to Merchants or any of its subsidiaries, assuming the timely receipt of each of the approvals referred to in Section 4.1.4 (Required Approvals).

          4.1.3  No Contractual Breach, Default, Liability, Etc. The execution, delivery, and performance of this Plan of Merger by Merchants, and the consummation of the Merger, do not and will not:

          (a)  Agreements, Etc.  Violate, conflict with, result in a breach of, constitute a default under, require any consent, approval, waiver, extension, amendment, authorization, notice or filing under, or extinguish any material contract right of Merchants or any of its subsidiaries under any agreement, mortgage, lease, commitment, indenture, other instrument, or obligation to which Merchants or any of its subsidiaries is a party or by which they are bound or affected, the result of which is reasonably likely to have a Material Adverse Effect on Merchants or any of its subsidiaries;

          (b)  Regulatory Restrictions.  Violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any memorandum of understanding or similar regulatory consent agreement to which Merchants or any of its subsidiaries is a party or subject, or by which it is bound or affected; or

          (c)  Tortious Interference.  Subject Old Kent or its subsidiaries to liability for tortious interference with contractual rights.

          4.1.4  Required Approvals.  No notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation of the Merger by Merchants other than in connection or compliance with the provisions of the Michigan Act and DGCL, compliance with federal and state securities laws, and the consents, authorizations, approvals, or exemptions required under the Federal Bank Holding Company Act, the FDIA, and the Michigan Banking Code.

          4.2  Organization and Good Standing.  Merchants is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Merchants possesses all requisite corporate power and authority to own, operate, and lease its properties and to carry on its business as it is now being conducted in all material respects. Merchants is a bank holding company duly registered as such with the Federal Reserve Board under the Federal Bank Holding Company Act. Merchants is duly qualified and in good standing as a foreign corporation in the State of Illinois. Merchants is not, and is not required to be, qualified or admitted to conduct business as a foreign corporation in any other state, except where such failure would not have a Material Adverse Effect on Merchants.

          4.3  Subsidiaries.

          4.3.1  Ownership.  Merchants owns all of the issued and outstanding shares of capital stock of each of its subsidiaries, free and clear of any claim, security interest, pledge, or lien of any kind. Merchants Bank is duly organized, validly existing, and in good standing as a national banking association under the laws of the United States of America. Each of Merchants' other subsidiaries (as listed in the Merchants Disclosure Statement) is duly incorporated, validly existing, and in good standing in its state of incorporation. Merchants does not have "Control" (as defined in Section 2(a)(2) of the Federal Bank Holding Company Act, using 5 percent rather than

25 percent), either directly or indirectly, of any corporation, general or limited partnership, limited liability company, trust or other person engaged in an active trade or business or that holds any significant assets other than as stated in or disclosed under this Section.

          4.3.2  Rights to Capital Stock.  There is no legally binding and enforceable subscription, option, warrant, right to acquire, or any other similar agreement pertaining to the capital stock of any of Merchants' subsidiaries.

          4.3.3  Qualification and Power.  Each of Merchants' subsidiaries is qualified or admitted to conduct business in each state where such qualification or admission is required except that state or those states where the failure to be so qualified or admitted would not have a Material Adverse Effect on Merchants or any of its subsidiaries. Each of Merchants' subsidiaries has full corporate power and authority to carry on its business as and where now being conducted.

          4.3.4  Deposit Insurance; Other Assessments.  Merchants Bank maintains in full force and effect deposit insurance through the Bank Insurance Fund of the FDIC. Neither Merchants Bank nor its predecessors have previously consummated a deposit insurance conversion transaction or a so-called "Oakar" deposit insurance transaction involving a depository institution whose deposits were insured through the Savings Association Insurance Fund. Merchants Bank has fully paid to the FDIC as and when due all assessments with respect to its deposits as are required to maintain such deposit insurance in full force and effect. Merchants Bank has paid as and when due all material fees, charges, assessments, and the like to each and every governmental or regulatory agency having jurisdiction as required by law, regulation, or rule.

          4.3.5  No Acquisition or Merger Restrictions.  Merchants Bank has existed and operated under the National Bank Act, as amended (the "National Bank Act") for more than five years and qualifies under the Illinois Bank Holding Company Act (the "Illinois Act") to be acquired by an out of state bank holding company, and, immediately thereafter, to be merged or consolidated with and into an out of state bank.

          4.4  Capital Stock.

          4.4.1  Classes and Shares.  The authorized capital stock of Merchants consists of 6,500,000 shares divided into two classes as follows: (a) 6,000,000 shares of common stock, $1.00 par value per share, of which, as of July 28, 1999, a total of 5,199,254 shares were validly issued and outstanding, 41,321 shares were held as treasury shares, and 178,706 shares were reserved for issuance under the Option Plan, all of which were subject to outstanding options as of the date of this Plan of Merger; and (b) 500,000 shares of preferred stock, $1.00 par value per share, of which 50,000 shares are designated Series A Junior Participating Preferred Stock, none of which were issued and outstanding as of the date of this Plan of Merger. The 50,000 shares of Series A Junior Participating Preferred Stock are reserved for issuance pursuant to Series A Junior Participating Preferred Stock Purchase Rights (the "Merchants Rights") governed by an Amended and Restated Rights Agreement, dated as of October 23, 1998, between Merchants and Merchants Bank (the "Merchants Rights Agreement").

          4.4.2  No Other Capital Stock.  Except for the Option Agreement, there is no security or class of securities authorized or issued that represents or is convertible into capital stock of Merchants. Except for the Option Agreement and the Permitted Issuances, there is no outstanding subscription, option, warrant, or right to acquire any capital stock of Merchants, or agreements to which Merchants is a party or by which it is bound to issue capital stock. No stock option agreement issued under the Option Plan requires the payout of cash in exchange for the cancellation of such Unexercised Option.

          4.4.3  Issuance of Shares.  After the date of this Plan of Merger, the number of issued and outstanding shares of Merchants Common Stock is not subject to change before the Effective Time except for Permitted Issuances and issuances under the Option Agreement.

          4.4.4  Voting Rights.  Other than the shares of Merchants Common Stock described in this Section, neither Merchants nor any of Merchants' subsidiaries has outstanding any security or issue of securities the holder or holders of which have the right to vote on the approval of the Merger or this Plan of Merger or that entitle the holder or holders to consent to, or withhold consent on, the Merger or this Plan of Merger.

          4.4.5  Appraisal Rights. No stockholder of Merchants will be entitled to appraisal rights pursuant to Section 262 of DGCL as a result of the consummation of the Merger.

          4.5  Amendment of Merchants Rights. Merchants has amended the Merchants Rights Agreement to exempt the Merger and the award and exercise of the Option contemplated by the Option Agreement and prevent such events from constituting a "Flip-In Event" under the Merchants Rights Agreement or otherwise triggering any other provision under the Merchants Rights Agreement and prevent Old Kent and MergerSub from becoming "Acquiring Persons" under such agreement. The Merchants Rights issued to the stockholders of Merchants that are evidenced, as of the date of this Plan of Merger, by shares of Merchants Common Stock may be redeemed by Merchants upon a resolution therefor by the Board of Directors of Merchants at a redemption price of $.01 per Merchants Right in cash. Neither the execution of this Plan of Merger by Merchants nor any of the provisions of this Plan of Merger or the Option Agreement will adversely affect in any way the ability of Merchants to redeem the Merchants Rights as described in this Section 4.5 (Redemption of Merchants Rights).

          4.6  Financial Statements.

          4.6.1  Financial Statements.  The consolidated financial statements of Merchants as of and for the each of three years ended December 31, 1996, 1997, and 1998, as reported on by Merchants' independent accountants, and the unaudited consolidated financial statements of Merchants and its subsidiaries as of and for the quarters ended March 31, 1999 and June 30, 1999, including all schedules and notes relating to such statements, as previously delivered to Old Kent (collectively, "Merchants' Financial Statements"), fairly present the financial condition and the results of operations, changes in stockholders' equity, and cash flows of Merchants as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied. The unaudited consolidated financial statements of Merchants and its subsidiaries as of and for each quarter ending after the date of this Plan of Merger until the Effective Time, including all schedules and notes relating to such statements, will be correct and complete, in all material respects. No financial statements of any entity or enterprise other than Merchants Bank and its subsidiary are required by GAAP to be included in the consolidated financial statements of Merchants.

          4.6.2  Call Reports. The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed:

          (a)  The consolidated reports of condition and income of Merchants Bank (including any amendments) as of and for each of the years ended December 31, 1996, 1997, and 1998, as filed with the FDIC; and

          (b)  The FR Y-9 and FR Y-6 (including any amendments) for Merchants as of and for each of the years ended December 31, 1996, 1997, and 1998, as filed with the Federal Reserve Board.

All of such reports required to be filed prior to the Closing by Merchants and/or Merchants Bank will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed. All of the reports identified in this Section are collectively referred to as the "Call Reports."

          4.7  Absence of Undisclosed Liabilities.  Except as and to the extent reflected or reserved against in Merchants' Financial Statements as of December 31, 1998, neither Merchants nor any of Merchants' subsidiaries had, as of such date, liabilities or obligations, secured or unsecured (whether accrued, absolute, or contingent) as to which there is a reasonable probability that they could have a Material Adverse Effect on Merchants.

          4.8  Absence of Material Adverse Change.  Since December 31, 1998, there has been no change in the financial condition, income, expenses, assets, liabilities or business of Merchants (and not the banking industry as a whole) that had or in the future is reasonably likely to have a Material Adverse Effect. No facts or circumstances have been discovered from which it reasonably appears that there is a reasonable probability that there will occur a change that is reasonably likely to have a Material Adverse Effect on Merchants that is not applicable to the banking industry as a whole.

          4.9  Absence of Litigation.  There is no action, suit, proceeding, claim, arbitration, or investigation pending or, to the knowledge of Merchants, threatened by any person, including without limitation any governmental or regulatory agency, against Merchants or any of its subsidiaries, or the assets or business of Merchants or any of its subsidiaries, any of which has had or is reasonably likely to have to have a Material Adverse Effect on Merchants or any of its subsidiaries. To the knowledge of Merchants, there is no factual basis that presents a reasonable potential for any such action, suit, proceeding, claim, arbitration, or investigation.

          4.10  No Indemnification Claims. To the knowledge of Merchants, there has been no event, action, or omission by or with respect to any director, officer, employee, trustee, agent, or other person who may be entitled to receive indemnification or reimbursement of any claim, loss, or expense under any agreement, contract, or arrangement providing for corporate indemnification or reimbursement of any such person, which is reasonably likely, either individually or in the aggregate, to have a Material Adverse Effect on Merchants or any of its subsidiaries.

          4.11  Conduct of Business.  Merchants and each of Merchants' subsidiaries have conducted their respective businesses and used their respective properties in substantial compliance with all federal, state, and local laws, civil or common, ordinances and regulations, including without limitation applicable federal and state laws and regulations concerning banking, securities, truth-in-lending, truth-in-savings, mortgage origination and servicing, usury, fair credit reporting, consumer protection, occupational safety, civil rights, employee protection, fair employment practices, fair labor standards, and insurance; and Environmental Laws (as defined in Section 4.25.2 (Environmental Laws)); except for violations (individually or in the aggregate) that would not have a Material Adverse Effect on Merchants or any of its subsidiaries.

          4.12  Contracts.  There is no existing default by Merchants or any of its subsidiaries or, to the knowledge of Merchants, any other party under any contract or agreement to which Merchants or any of its subsidiaries is a party, or by which they are bound, the result of which is reasonably likely to have a Material Adverse Effect on Merchants or any of its subsidiaries. Excepting any ordinary and customary banking relationships, there is no material agreement, contract, mortgage, deed of trust, lease, commitment, indenture, note, or other instrument of which Merchants has knowledge that another party is in material default under its obligations to Merchants or any of its subsidiaries. Merchants is not party to any contract, agreement, arrangement, or understanding (other than ordinary and customary banking relationships) that would require Merchants or any of its subsidiaries to make payments or make expenditures in excess of $200,000 per year or that would require any payment to another party upon termination in excess of $50,000.

          4.13   Regulatory Filings.  In the last five years:

          4.13.1   SEC Filings. Merchants has filed, and in the future will continue to file, in a timely manner all required filings with the SEC, including without limitation all reports on Form 10-K and Form 10-Q;

          4.13.2  Regulatory Filings.  Merchants has filed in a timely manner all other filings with other regulatory bodies for which filings are required; and

          4.13.3  Complete and Accurate.  All such filings, as of their respective filing dates, did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All such filings complied in all material respects with all laws, regulations, forms, and guidelines applicable to such filings.

          4.14  Registration Statement, Etc.

          4.14.1  Accurate Information.  The information to be supplied by Merchants for inclusion or incorporation by reference in any Transaction Document will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading

(a) at the respective times such Transaction Documents are filed; (b) with respect to the Registration Statement, when it becomes effective; and (c) with respect to the Prospectus and Proxy Statement, when it is mailed and at the time of the Stockholders' Meeting.

          4.14.2  Compliance of Filings.  All documents that Merchants is responsible for filing with the SEC or any regulatory agency in connection with the Merger will comply as to form in all material respects with the provisions of applicable law and regulation.

          4.15  Agreements With Bank Regulators. Neither Merchants nor any of Merchants' subsidiaries is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any governmental authority that restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, nor has Merchants been advised by any governmental authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither Merchants nor any of Merchants' subsidiaries is required by applicable law to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior or executive officer. As of the date of this Plan of Merger, Merchants knows of no reason why the regulatory approvals referred to in Sections 3.1.4 and 4.1.4 (Required Approvals) cannot be obtained or why the process would be materially impeded.

          4.16  Tax Matters.

          4.16.1  Taxes Defined.  "Taxes" means any federal, state, county, local, or foreign taxes, charges, assessments, levies, deficiencies, or other governmental fees, charges, or amounts required to be collected, withheld, or paid to any government, agency, or political subdivision of any government in respect to any tax or governmental fee or charge, together with any penalties, additions to tax or interest, due under any applicable law, regulation, rule, or ordinance to any governmental unit or agency, including, without limitation, taxes with respect to income, profits, gross receipts, value added, ad valorem, employment, unemployment, withholding, backup withholding, nonresident alien withholding, social security, real property, personal property, sales, use, excise, intangibles, license, franchise, capital stock, and disability, and payments based on occupation, services rendered, real property, personal property or transfer.

          4.16.2  Tax Returns.  Merchants and its subsidiaries have each duly and timely filed or delivered, and if necessary amended, all material tax returns, information returns, estimates, declarations, reports, statements and other filings that are required by law, regulation, rule, or ordinance (collectively, "Tax Returns"). Each such Tax Return, as amended, is correct, complete and complies in all material respects with all applicable laws, regulations, rules, and ordinances. Merchants and its subsidiaries have each maintained all necessary and appropriate accounting records to support the positions taken on all filed Tax Returns and all exemptions from filing Tax Returns.

          4.16.3  Tax Assessments and Payments.  All material Taxes due and payable by Merchants and each of Merchants' subsidiaries have been paid or deposited in full as and when due, including applicable extension periods. Each of Merchants and Merchants' subsidiaries have withheld and paid over all material Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third parties. The provisions made for Taxes on Merchants' Financial Statements as of December 31, 1998, are sufficient for the payment of all accrued but unpaid Taxes as of the date indicated, whether or not disputed, with respect to all periods through December 31, 1998. There is no lien on any of Merchants' or any of its subsidiaries' assets or properties with respect to Taxes, except for liens for Taxes not yet due and payable.

          4.16.4  Tax Audits.  None of the Tax Returns of Merchants and its subsidiaries filed for any tax year after 1989 have been audited by the Internal Revenue Service (the "IRS") or any state or local taxing authority. There is no tax audit or legal or administrative proceeding concerning the accuracy of tax or information returns or the assessment or collection of Taxes pending or, to Merchants' knowledge, threatened with respect to Merchants or its subsidiaries. No claim concerning the calculation, assessment or collection of taxes has been asserted with respect to Merchants or any of its subsidiaries. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Merchants or any of its subsidiaries.

          4.16.5  Tax Accounting.  Neither Merchants nor any of its subsidiaries have been required to include in income any adjustment pursuant to Section 481 of the Internal Revenue Code by reason of a voluntary change in accounting method initiated by Merchants or any of its subsidiaries and the IRS has not initiated or proposed any such adjustment or change in accounting method. Neither Merchants nor any of its subsidiaries has entered into a transaction which is being accounted for as an installment obligation under Section 453 of the Internal Revenue Code.

          4.16.6  Excess Parachute Payments.  No compensation that could be payable (whether in cash, stock, options, or other property or the vesting of property or other rights) by Merchants, its subsidiaries, its affiliates, or any of their respective successors under any employment, option, benefit plan, severance, termination or other compensation arrangement currently in effect is, or will be, an "excess parachute payment" (as defined in Section 280G of the Internal Revenue Code).

          4.17  Title to Properties.  Merchants and each of its subsidiaries have good, sufficient, and marketable title to all of their properties and assets, whether real, personal, or a combination thereof, reflected in their books and records as being owned (including those reflected in Merchants' Financial Statements as of December 31, 1998, except as since disposed of in the ordinary course of business), free and clear of all liens and encumbrances, except:

          4.17.1  Reflected on Balance Sheet.  As reflected on Merchants' Financial Statements as of December 31, 1998;

          4.17.2  Normal to Business.  Liens for current Taxes not yet delinquent, and liens or encumbrances that are normal to the business of Merchants and that would not have a Material Adverse Effect on Merchants; and

          4.17.3  Immaterial Imperfections.  Such imperfections of title, easements, restrictions, and encumbrances, if any, as are not material in character, amount, or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby.

          4.17.4  Public Easements; etc. Such public easements, public rights of way, and interests of units of government of record, if any, as are not material in character, amount, or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby.

          4.18  Condition of Real Property. With respect to each parcel of real property owned, legally or beneficially, by Merchants or any of its subsidiaries, including other real estate owned ("Merchants' Real Property"), to its knowledge:

          4.18.1  No Encroachments. Except for those encroachments that have been insured over by a policy of title insurance, no building or improvement to Merchants' Real Property encroaches on any easement or property owned by another person. No building or property owned by another person encroaches on Merchants' Real Property or on any easement benefitting Merchants' Real Property. None of the boundaries of Merchants' Real Property deviates substantially from those shown on the survey of such property, if any, included with the Merchants Disclosure Statement or from what the boundaries appear to be through visual inspection. No claim of encroachment has been asserted by any person with respect to any of Merchants' Real Property.

          4.18.2  Zoning. Neither Merchants, any of Merchants' subsidiaries, nor Merchants' Real Property is in material violation of any zoning regulation, building restriction, restrictive covenant, ordinance, or other law, order, regulation, or requirement relating to any of Merchants' Real Property.

          4.18.3  Buildings. All buildings and improvements to Merchants' Real Property are in good condition (normal wear and tear excepted), are structurally sound and are not in need of material repairs, are fit for their intended purposes, and are adequately serviced by all utilities necessary for the effective operation of business as presently conducted at that location.

          4.18.4  No Condemnation. None of Merchants' Real Property is the subject of any condemnation action. There is no proposal under active consideration by any public or governmental authority or entity to acquire Merchants' Real Property for any governmental purpose.

          4.19  Real and Personal Property Leases.  With respect to each lease and license pursuant to which Merchants or any of its subsidiaries, as lessee or licensee, has possession of real or personal property, excluding any personal property lease with payments of less than $25,000 per year ("Merchants' Leases"):

          4.19.1  Valid. Each of Merchants' Leases is valid, effective, and enforceable against the lessor or licensor in accordance with its terms.

          4.19.2  No Default. There is no existing default under any of Merchants' Leases or any event that with notice or passage of time, or both, would constitute a default with respect to Merchants, any of Merchants' subsidiaries or, to the knowledge of Merchants, any other party to the contract, which default is reasonably likely to have a Material Adverse Effect on Merchants or any of its subsidiaries.

          4.20  Assignment. None of Merchants' Leases contain a prohibition against assignment by Merchants or any of its subsidiaries, by operation of law or otherwise, or any provision that would materially interfere with the possession, use, or rights with respect to the property by Old Kent or its subsidiaries for the same purposes and upon the same rental and other terms following consummation of the Merger as are applicable to Merchants or Merchants' subsidiaries prior to the Effective Time.

          4.21  Required Licenses, Permits, Etc.

          4.21.1  Licenses, Permits, Etc.  Merchants and each of Merchants' subsidiaries hold all licenses, certificates, permits, franchises, and rights from all appropriate federal, state, and other public authorities necessary for the conduct of its business as presently conducted, the lack of which would not have a Material Adverse Effect on Merchants or any of its subsidiaries.

          4.21.2  Regulatory Action.  Neither Merchants nor any of its subsidiaries nor any of their directors, officers, or employees has within the last five years been charged by a regulatory authority with, or to Merchants' knowledge is under governmental investigation with respect to, any actual or alleged violation of any statute, ordinance, rule, regulation, guideline, or standard applicable to Merchants or its subsidiaries' or their respective businesses. Neither Merchants nor any of its subsidiaries nor any of their directors, officers, or employees is the subject of any pending or, to Merchants' knowledge, threatened proceeding by any regulatory authority having jurisdiction over the business, properties, or operations of Merchants or any of its subsidiaries.

          4.22  Data Processing and Other Material Contracts.

          4.22.1  Data Processing. All material data processing contracts of Merchants or any of its subsidiaries are cancelable on or before the Closing, without cost or penalty.

          4.22.2  Change of Control. There is no agreement, contract, loan, mortgage, deed of trust, lease, commitment, indenture, note, or other instrument under which (a) a consent or approval is required, (b) an assignment by operation of law is prohibited, (c) a waiver or loss of any right could occur or (d) acceleration of any obligation could occur, as a result of the change of control, merger, consolidation, or liquidation of Merchants or any of its subsidiaries upon consummation of the Merger where (w) the failure to obtain such consent or approval, (x) the violation of prohibition against assignment, (y) the waiver or loss of any right, or (z) the acceleration of any obligation could materially interfere with the ordinary course of business by Merchants or any of its subsidiaries (or Old Kent or any of its subsidiaries as their successors) or have a Material Adverse Effect on Merchants or any of its subsidiaries.

          4.23  Certain Employment Matters.

          4.23.1  Employment Policies, Programs, and Procedures.  The policies, programs, and practices of Merchants and each of its subsidiaries relating to equal opportunity and affirmative action, wages, hours of work, employee disabilities, and other terms and conditions of employment are in compliance in all material respects with applicable federal, state, and local laws, orders, regulations, and ordinances governing or relating to employment and employer practices and facilities.

          4.23.2  Record of Payments.  There is no existing or outstanding obligation of Merchants or any of its subsidiaries, whether arising by operation of law, civil or common, by contract, or by past custom, for any Employment-Related Payment (as defined in Section 4.23.3 (Employment-Related Payments)) to any trust, fund, company, governmental agency, or any person that has not been duly recorded on the books and records of Merchants and paid when due or duly accrued in the ordinary course of business in accordance with GAAP.

          4.23.3  Employment-Related Payments.  For purposes of this Plan of Merger, "Employment-Related Payments" include any payment to be made with respect to any contract for employment; unemployment compensation benefits; profit sharing, pension, or retirement benefits; social security benefits; fringe benefits, including vacation, or holiday pay, bonuses, and other forms of compensation; or for medical insurance or medical expenses; any of which are payable with respect to any present or former director, officer, employee, or agent, or his or her survivors, heirs, legatees, or legal representatives.

          4.23.4  Employment Claims.  There is no dispute, claim, or charge, pending or, to Merchants' knowledge, threatened, alleging breach of any express or implied employment contract or commitment, or breach of any applicable law, order, regulation, public policy, or ordinance relating to employment or terms and conditions of employment. To the knowledge of Merchants, there is no factual basis for any valid claim or charge with regard to such employment-related matters.

          4.23.5  Employment Related Agreements.  There is no written or oral, express or implied:

          (a)  Employment contract or agreement, or guarantee of job security, made with or to any past or present employee of Merchants or any of its subsidiaries that is not terminable by Merchants or any of its subsidiaries upon 60 days' or less notice without penalty or obligation;

          (b)  Plan, contract, arrangement, understanding, or practice providing for bonuses, pensions, options, stock purchases, deferred compensation, retirement payments, retirement benefits of the type described in Statement of Financial Accounting Standard No. 106, or profit sharing; or

          (c)  Plan, agreement, arrangement, or understanding with respect to payment of medical expenses, insurance (except insurance continuation limited to that required under provisions of the Consolidated Omnibus Budget Reconciliation Act), or other benefits for any former employee or any spouse, child, member of the same household, estate, or survivor of any employee or former employee.

          4.24  Employee Benefit Plans.   With respect to any "employee welfare benefit plan," any "employee pension benefit plan," or any "employee benefit plan" within the respective meanings of Sections 3(1), 3(2), and 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (each referred to as an "Employee Benefit Plan"), maintained by or for the benefit of Merchants or any of its subsidiaries or their predecessors or to which Merchants or any of its subsidiaries or their predecessors has made payments or contributions on behalf of its employees:

          4.24.1  ERISA Compliance.  Merchants, each of Merchants' subsidiaries, each Employee Benefit Plan, and all trusts created thereunder are in substantial compliance with ERISA, and all other applicable laws and regulations insofar as such laws and regulations apply to such plans and trusts.

          4.24.2  Internal Revenue Code Compliance.  Merchants, each of Merchants' subsidiaries, each Employee Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code, and all trusts created thereunder are in substantial compliance with the applicable provisions of the Internal Revenue Code.

          4.24.3  Prohibited Transactions.  No Employee Benefit Plan and no trust created thereunder has been involved, subsequent to June 30, 1974, in any nonexempt "prohibited transaction" as defined in Section 4975 of the Internal Revenue Code and in Sections 406, 407, and 408 of ERISA.

          4.24.4  Plan Termination.  No Employee Benefit Plan that is a qualified plan under Section 401(a) of the Internal Revenue Code and no trust created thereunder has been terminated, partially terminated, curtailed, discontinued, or merged into another plan or trust after January 1, 1985, except in compliance with notice and disclosure to the IRS and the Pension Benefit Guaranty Corporation (the "PBGC"), where applicable, as required by the Internal Revenue Code and ERISA. With respect to each plan termination, all termination procedures have been completed and there is no pending or potential liability to the PBGC, to any plan, or to any participant under the terminated plan. Each plan termination, partial termination, curtailment, discontinuance, or consolidation has been accompanied by the issuance of a current favorable determination letter by the IRS and, where applicable, has been accompanied by plan termination proceedings with and through the PBGC.

          4.24.5  Multiemployer Plan.  No Employee Benefit Plan is a "multiemployer plan" within the meaning of Section 3(37)(A) of ERISA.

          4.24.6  Defined Benefit Plan.  No Employee Benefit Plan in effect as of the date of this Plan of Merger is a "defined benefit plan" within the meaning of Section 3(35) of ERISA.

          4.24.7  Payment of Contributions.  Merchants has made when due all contributions required under each Employee Benefit Plan and under applicable laws and regulations.

          4.24.8  Payment of Benefits.  There is no payment that has become due from any Employee Benefit Plan, any trust created thereunder, or from Merchants or any of its subsidiaries that has not been paid through normal administrative procedures to the plan participants or beneficiaries entitled thereto, except for claims for benefits for which administrative claims procedures under such plan have not been exhausted.

          4.24.9  Accumulated Funding Deficiency.  No Employee Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code and no trust created thereunder has incurred, subsequent to June 30, 1974, an "accumulated funding deficiency" as defined in Section 412(a) of the Internal Revenue Code and Section 302 of ERISA (whether or not waived).

          4.24.10  Filing of Reports.  Merchants and each of Merchants' subsidiaries has filed or caused to be filed, and will continue to file or cause to be filed, in a timely manner all filings pertaining to each Employee Benefit Plan with the IRS, the United States Department of Labor, and the PBGC as prescribed by the Internal Revenue Code, ERISA, and the regulations issued thereunder. All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no material misstatements or omissions in any such filing.

          4.25  Environmental Matters.

          4.25.1  Hazardous Substances.  For purposes of this Plan of Merger, "Hazardous Substance" has the meaning set forth in Section 9601 of the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq. ("CERCLA"), and also includes any substance now or in the future regulated by or subject to any Environmental Law (as defined below) and any other pollutant, contaminant, or waste, including, without limitation, petroleum, asbestos, radon, and polychlorinated biphenyls.

          4.25.2  Environmental Laws.  For purposes of this Plan of Merger, "Environmental Laws" means all laws (civil or common), ordinances, rules, regulations, guidelines, and orders that: (a) regulate the generation, manufacture, release, treatment, containment, storage, handling, transportation, disposal, or management of Hazardous Substances; (b) regulate or prescribe standards or requirements for the protection of air, water, or soil quality; (c) are intended to protect public health or the environment; or (d) establish liability for the investigation, removal, or cleanup of, or damage caused by, any Hazardous Substance.

          4.25.3  Owned or Operated Property.   With respect to:  (i) the real estate owned or leased by Merchants or any of its subsidiaries or used in the conduct of their businesses; and (ii) other real estate owned by Merchants Bank (collectively referred to as "Premises"):

          (a)  Construction and Content.  To its knowledge, none of the Premises is constructed of, or contains as a component part, any material that (either in its present form or as it may reasonably be expected to change through aging or normal use) releases or may release any Hazardous Substance in violation of applicable law. Without limiting the generality of this Section, the Premises are free of asbestos except to the extent properly sealed or encapsulated in compliance with all applicable Environmental Laws and all workplace safety and health laws and regulations.

          (b)  Uses of Premises.  To its knowledge, no part of the Premises has been used for the generation, manufacture, handling, containment, treatment, transportation, storage, disposal, or management of Hazardous Substances.

          (c)  Underground Storage Tanks.  To its knowledge, the Premises do not contain, and have never contained, any underground storage tanks. With respect to any underground storage tank that is listed in the Merchants Disclosure Statement as an exception to the foregoing, each such underground storage tank presently or previously located on Premises is or has been maintained or removed, as applicable, in compliance with all applicable Environmental Laws, and has not been the source of any release of a Hazardous Substance to the environment that has not been fully remediated.

          (d)  Absence of Contamination. To its knowledge, the Premises do not contain and are not contaminated by any reportable quantity, or any quantity or concentration in excess of applicable cleanup standards, of a Hazardous Substance from any source.

          (e)  Environmental Suits and Proceedings.  To its knowledge, there is no action, suit, investigation, liability, inquiry, or other proceeding, ruling, order, notice of potential liability, or citation involving Merchants or any of its subsidiaries that is pending, threatened, or previously asserted under, or as a result of any actual or alleged failure to comply with any requirement of, any Environmental Law. To its knowledge, there is no basis for any of the foregoing.

          (f)  No IRPTA Real Property.  None of the Premises constitutes "real property" within the meaning of the Illinois Responsible Property Transfer Act, as amended.

          4.25.4  Trust Properties; Former Properties.  With respect to (i) real estate held and administered in trust by Merchants Bank and (ii) any real estate formerly owned or leased by Merchants or Merchants Bank, Merchants makes the same representations as set forth in Section 4.25.3 (Owned or Operated Property) to the knowledge of its executive officers, including its senior trust officer, but without any investigation or inquiry.

          4.25.5  Loan Portfolio.  With respect to any real estate securing any outstanding loan or related security interest and any owned real estate acquired in full or partial satisfaction of a debt previously contracted, Merchants and each of Merchants' subsidiaries has complied in all material respects with their policies (as such policies may have been in effect from time to time and as disclosed in the Merchants Disclosure Statement), and all applicable laws and regulations, concerning the investigation of each such property to determine whether or not there exists or is reasonably likely to exist any Hazardous Substance on, in, or under such property and whether or not a release of a Hazardous Substance has occurred at or from such property.

          4.26  Duties as Fiduciary.  Merchants Bank has performed all of its duties in any capacity as trustee, executor, administrator, registrar, guardian, custodian, escrow agent, receiver, or other fiduciary in a fashion that complies in all material respects with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards. Merchants Bank has not received notice of any claim, allegation, or complaint from any person that Merchants Bank failed to perform these fiduciary duties in the required manner.

          4.27  Investment Bankers and Brokers.  Merchants has employed McDonald Investments Inc. ("McDonald"), in connection with the Merger. Merchants, Merchants' subsidiaries, and their respective affiliates, directors, officers, and agents (collectively, "Merchants' Representatives") have not employed, engaged, or consulted with any broker, finder, or investment banker other than McDonald in connection with this Plan of Merger or the Merger. Other than the fees and expenses payable by Merchants to McDonald in connection with the Merger, as described in the Merchants Disclosure Statement, there is no investment banking fee, financial advisory fee, brokerage fee, finder's fee, commission, or compensation payable by Merchants or any of its subsidiaries to any person with respect to the Plan of Merger or the consummation of the Merger. True and complete copies of each agreement, arrangement, and understanding between Merchants and McDonald are included in the Merchants Disclosure Statement. Merchants has no express or implied agreement, arrangement, or understanding with any person other than McDonald relative to the payment of any investment banking fee, financial advisory fee, brokerage fee, finder's fee, commission, or compensation with respect to this Plan of Merger or the consummation of the Merger.

          4.28  Fairness Opinion.  Merchants' board of directors has received the opinion of McDonald, in its capacity as Merchants' financial advisor, substantially to the effect that the consideration to be received by the holders of the Merchants Common Stock in the Merger is fair to the holders of Merchants Common Stock from a financial point of view. A copy of the fairness opinion has been provided to Old Kent. Merchants has procured McDonald's consent to include the fairness opinion in the Registration Statement and Proxy Statement.

          4.29  Merchants-Related Persons.  For purposes of this Plan of Merger, the term "Merchants-Related Person" shall mean any director or executive officer of Merchants or any of its subsidiaries, their spouses and children, any person who is a member of the same household as such persons, and any corporation, limited liability company, partnership, proprietorship, trust, or other entity of which any such persons, alone or together, have Control.

          4.29.1  Control of Material Assets.  Other than in a capacity as a stockholder, director, or executive officer of Merchants or any of its subsidiaries, no Merchants-Related Person owns or controls any material assets or properties that are used in the business of Merchants or any of its subsidiaries.

          4.29.2  Contractual Relationships.  Other than ordinary and customary banking relationships, no Merchants-Related Person has any contractual relationship with Merchants or any of its subsidiaries.

          4.29.3  Loan Relationships.  No Merchants-Related Person has any outstanding loan or loan commitment from, or on whose behalf an irrevocable letter of credit has been issued by, Merchants or any of its subsidiaries in a principal amount of $60,000 or more.

          4.30  Change in Business Relationships.  No director or executive officer of Merchants has knowledge, after reasonable inquiry, that: (a) any customer, agent, representative, or supplier of Merchants or any of its subsidiaries, or other person with whom Merchants or any of its subsidiaries has a contractual relationship, intends to discontinue, diminish, or change its relationship with Merchants or any of its subsidiaries, the effect of which is reasonably likely to have a Material Adverse Effect on Merchants or any of its subsidiaries; or (b) any executive officer of Merchants or any of its subsidiaries currently plans to terminate his or her employment.

          4.31  Insurance.  Merchants and each of Merchants' subsidiaries maintain in full force and effect insurance on their respective assets, properties, premises, operations, and personnel in such amounts and against such risks and losses as are customary and adequate for comparable entities engaged in the same business and industry. There is no unsatisfied claim of $100,000 or more under such insurance as to which the insurance carrier has denied liability. During the last five years, no insurance company has canceled or refused to renew a policy of insurance covering Merchants' or any of Merchants' subsidiaries' assets, properties, premises, operations, or personnel. Merchants and each of Merchants' subsidiaries have given adequate and timely notice to each insurance carrier, and have complied with all policy provisions, with respect to any material known claim for which a defense and/or indemnification may be available to Merchants or any of its subsidiaries.

          4.32  Books and Records.  The books of account, minute books, stock record books, and other records of Merchants are complete and correct in all material respects, represent bona fide transactions, and have been maintained in accordance with sound business practices, including the maintenance of an adequate internal control system. The corporate minute books of Merchants and each of Merchants' subsidiaries contain accurate and complete records of all meetings of, and corporate action taken by, their stockholders, boards, and committees in all material respects. Since January 1, 1990, the minutes of each meeting (or corporate action without a meeting) of any such stockholders, boards, or committees have been duly prepared and are contained in such minute books. Except for references in minutes relating to the Merger or references in minutes regarding discussions of possible Business Combinations after March 31, 1999, all such minute books and related exhibits or attachments for all meetings since January 1, 1996, have been made available for Old Kent's review prior to the date of this Plan of Merger without material omission or redaction.

          4.33  Loan Guarantees.  All guarantees of indebtedness owed to Merchants or any of its subsidiaries, including without limitation those of the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are valid and enforceable.

          4.34  Events Since December 31, 1998.  Neither Merchants nor any of Merchants' subsidiaries has, since December 31, 1998:

          4.34.1  Business in Ordinary Course.  Other than as contemplated by this Plan of Merger, conducted its business other than in the ordinary course, or incurred or become subject to any liability or obligation, except liabilities incurred in the ordinary course of business, and except for any single liability or for the aggregate of any group of related liabilities that do not exceed $100,000.

          4.34.2  Strikes or Labor Trouble.  Experienced or, to its knowledge, been threatened by any strike, work stoppage, organizational effort, or other labor trouble, or any other event or condition of any similar character that has had or is reasonably likely to have a Material Adverse Effect on Merchants or any of its subsidiaries.

          4.34.3  Discharge of Obligations.  Discharged or satisfied any lien or encumbrance, or paid any obligation or liability other than those shown on Merchants' Financial Statements as of December 31, 1998, or incurred after that date, other than in the ordinary course of business, except for such liens, encumbrances, liabilities, and obligations that do not in the aggregate exceed $100,000.

          4.34.4  Mortgage of Assets.  Mortgaged, pledged, or subjected to lien, charge, or other encumbrance any of its assets, or sold or transferred any such assets, except in the ordinary course of business, except for such mortgages, pledges, liens, charges, and encumbrances for indebtedness that do not in the aggregate exceed $100,000.

          4.34.5  Contract Amendment or Termination.  Made or permitted any amendment or early termination of any contract, agreement or understanding to which it is a party and that is material to the financial condition, income, expenses, business, properties, or operations of Merchants, except as may be expressly provided in this Plan of Merger.

          4.35  Reserve for Loan and Lease Losses.  The allowance for loan and lease losses as reflected in Merchants' Financial Statements and Call Reports for the year ended December 31, 1998, was in the reasonable opinion of management (a) adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, and (b) consistent with GAAP and safe and sound banking practices.

          4.36  Loan Origination and Servicing.  In originating, underwriting, servicing, purchasing, selling, transferring, and discharging loans, mortgages, land contracts, and other contractual obligations, either for its own account or for the account of others, each of Merchants' subsidiaries has complied with all applicable terms and conditions of such obligations and with all applicable laws, regulations, rules, contractual requirements, and procedures, except for incidents of noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect on Merchants or any of its subsidiaries.

          4.37  Public Communications; Securities Offering.  Each annual report, quarterly report, proxy material, press release, or other communication previously sent or released by Merchants to Merchants' stockholders or the public did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          4.38  No Insider Trading.  Merchants has reviewed its stock transfer records since December 31, 1998, and has questioned its directors and executive officers concerning known stock transfers since that date. Based upon that investigation, Merchants has not, and to Merchants' knowledge (a) no director or officer of Merchants, (b) no person related to any such director or officer by blood or marriage and residing in the same household, and (c) no person who has been knowingly provided material nonpublic information by any one or more of these persons, has purchased or sold, or caused to be purchased or sold, any shares of Merchants Common Stock or other securities issued by Merchants during any period when Merchants was in possession of material nonpublic information or in violation of any applicable provision of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          4.39  Year 2000 Compliance. Merchants and its subsidiaries have each adopted and are implementing, as applicable, plans and procedures consistent with applicable regulatory requirements and guidelines and good business practices so that their Year 2000 Assets are and will be timely modified, upgraded or replaced to become Year 2000 Ready in all material respects by September 30, 1999.

          4.39.1  Compliance Plan.  The Merchants Disclosure Statement contains copies of all Year 2000 plans and procedures, together with a current estimate of anticipated associated compliance costs. Also included in the Merchants Disclosure Statement are copies of all material communications between Merchants or its subsidiaries and their regulators relating to such compliance matters.

          4.39.2  Compliance Costs.  The remaining cost and process of achieving Year 2000 readiness for any Year 2000 Assets that are not Year 2000 Ready do not, and will not, constitute a Material Adverse Effect with respect to Merchants or any of its subsidiaries.

          4.39.3  Regulatory Compliance.   Merchants and its subsidiaries are in material compliance with the requirements, guidelines, and schedule contained in the Federal Financial Institutions Examination Council's statements dated May 5, 1997, "Year 2000 Project Management Awareness," and December 17, 1997, "Safety and Soundness Guidelines Concerning the Year 2000 Business Risk," and dated October 15, 1998, "Interagency Guidelines Establishing Year 2000 Standards for Safety and Soundness," to the extent applicable. Neither Merchants nor its subsidiaries have received any Year 2000 deficiency notification letter from any regulator having jurisdiction pertaining to Year 2000 readiness.

          4.39.4  Compatibility.   Merchants makes no representation relating to the compatibility of the technology used by Merchants or any of its subsidiaries with that used by Old Kent or with respect to the cost of integrating the technology of Merchants or any of its subsidiaries with that used by Old Kent.

          4.40  Joint Ventures; Strategic Alliances. Neither Merchants nor any of its subsidiaries is, directly or indirectly, a party to or bound by any joint venture, partnership, limited partnership, limited liability company, or strategic alliance agreement or arrangement with or through any unaffiliated person providing for their joint or cooperative development, marketing, referrals, or sales of banking, securities, insurance, or other financial products or services, or their joint investment in and management of any active business enterprise.

          4.41  Policies and Procedures. Merchants and its subsidiaries have complied in all material respects with the policies and procedures as formally adopted and disclosed to Old Kent as applicable to the periods when those policies and procedures were in effect.

          4.42  Accounting and Tax Treatment. Neither Merchants nor, to its knowledge, any of its affiliates, has taken or agreed to take any action or knows of any reason that, with respect to Merchants and its affiliates, would prevent Old Kent from accounting for the business combination to be effected by the Merger as a pooling-of-interests. Merchants has no knowledge of why the Merger would fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

          4.43  True and Complete Information.  No schedule, statement, list, certificate, or other information furnished or to be furnished by Merchants in connection with this Plan of Merger, including the Merchants Disclosure Statement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

Article V - Covenants Pending Closing

          Subject to the terms and conditions of this Plan of Merger, Merchants, Old Kent and MergerSub further agree that:

          5.1  Disclosure Statements; Additional Information.

          5.1.1  Form and Content. The Old Kent Disclosure Statement and the Merchants Disclosure Statement have been prepared substantially in the form contained in Exhibit C. Each shall contain appropriate references and cross-references with respect to each of the disclosures, and appropriate identifying markings with respect to each of the documents, that pertain to one or more sections or articles of this Plan of Merger. Old Kent and Merchants have each prepared and delivered two complete copies of its Disclosure Statement.

          5.1.2  Update. Not less than the six Business Days prior to the Closing, each of Old Kent and Merchants shall deliver to the other an update to its Disclosure Statement describing any material changes and containing any new or amended documents, as specified below, that are not contained in its Disclosure Statement as initially delivered. This update shall not cure any breach of a representation or warranty occurring on the date of this Plan of Merger.

          5.1.3  Certification. Each of Old Kent's and Merchants' Disclosure Statement and its update shall be certified on its behalf by its chief executive officer and its executive vice president (or, in the case of Old Kent, such other executive officer(s) as may be appropriate) that such Disclosure Statement contains no untrue statement of a material fact, or fails to omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

          5.1.4  Merchants' Schedule of Additional Information. Merchants shall prepare and, within 30 days after the date of this Plan of Merger, deliver to Old Kent two copies of the Schedule of Additional Information attached as Exhibit D. The Schedule of Additional Information shall contain the information described in Exhibit D with appropriate references and cross-references with respect to each of the disclosures and appropriate identifying marking with respect to each of the documents. The Schedule of Additional Information shall include true, correct and complete copies of each and every document specified in Exhibit D.

          5.2  Changes Affecting Representations.  While this Plan of Merger is in effect, if either Old Kent or Merchants becomes aware of any facts or of the occurrence or impending occurrence of any event that (a) would cause one or more of the representations and warranties it has given in Article III or IV, respectively, subject to the exceptions contained in the Merchants Disclosure Statement or the Old Kent Disclosure Statement, respectively, to become untrue or incomplete in any material respect; or (b) would have caused one or more of such representations and warranties to be untrue or incomplete in any material respect had such facts been known or had such event occurred prior to the date of this Plan of Merger, then such party (the "Notifying Party") shall immediately give detailed written notice of such discovery or change, including a detailed description of the underlying facts or events, together with all pertinent documents, to the other party. Unless waived by the other party in writing, the Notifying Party shall use all reasonable efforts to take remedial or preventative action, if possible, in order that such representations and warranties will again be true and complete by the Closing. No remedial action taken by a Notifying Party shall be deemed to cure a breach of any representation or warranty given by the Notifying Party in this Plan of Merger, unless such cure is to the reasonable satisfaction of the other party.

          5.3  Merchants' Conduct of Business Pending the Effective Time.  Merchants agrees that, until the Effective Time, except as consented to in writing by Old Kent or as otherwise provided in this Plan of Merger, Merchants shall, and it shall cause each of its subsidiaries to:

          5.3.1  Ordinary Course.  Conduct its business, manage its property and invest its assets only in the usual, regular, and ordinary course and not otherwise, in substantially the same manner as prior to the date of this Plan of Merger, and not make any substantial change to its expenditures or methods of management, operation, or practices in respect of such business, property or investments.

          5.3.2  No Inconsistent Actions. Take no action that would be inconsistent with or contrary to the representations, warranties, and covenants made by Merchants in this Plan of Merger, and take no action that would cause Merchants' representations and warranties to become untrue in any material respect except as and to the extent required by applicable laws and regulations or regulatory agencies having jurisdiction or this Plan of Merger.

          5.3.3  Compliance.  Comply in all material respects with all laws, regulations, agreements, court orders, administrative orders, and formally adopted internal policies and procedures applicable to the conduct of its business, except to the extent that the application of any law, regulation, or order is being contested in good faith and Old Kent has been notified of such contest.

          5.3.4  No Amendments.  Make no change in its certificate of incorporation or its bylaws.

          5.3.5  Books and Records.  Maintain its books, accounts, and records in the usual and regular manner, and in material compliance with all applicable laws, rules, regulations, governmental policy issuances, accounting standards, and formally adopted internal policies and procedures.

          5.3.6  No Change in Stock.   Except as contemplated by this Plan of Merger or the Option Agreement or as provided under the Merchants Rights Agreement in effect on the date of this Plan of Merger: (a) make no change in the number of shares of its capital stock issued and outstanding other than Permitted Issuances; (b) grant no warrant, option, or commitment relating to its capital stock, except for new options awarded pursuant to the Option Plan as determined by the formula prescribed by the Option Plan consistent in amount, nature and time with Merchants' past practices with respect to awards made under the Option Plan; (c) enter into no agreement relating to its capital stock; and (d) issue no securities convertible into its capital stock.

          5.3.7  Maintenance.  Use all reasonable efforts to maintain its property and assets in their present state of repair, order, and condition, reasonable wear and tear and damage by fire or other casualty covered by insurance excepted.

          5.3.8  Preservation of Goodwill.  Use all reasonable efforts to preserve its business organization intact, to keep available the services of its present officers and employees, and to preserve the goodwill of its customers and others having business relations with it.

          5.3.9  Insurance Policies.  Use all reasonable efforts to maintain and keep in full force and effect insurance coverage, so long as such insurance is reasonably available, on its assets, properties, premises, operations, and personnel in such amounts, against such risks and losses, and with such self-insurance requirements as are presently in force.

          5.3.10  Charge-Offs.  Charge off loans and maintain its allowance for loan and lease losses, in each case in a manner in conformity with the prior practices of Merchants and Merchants Bank and applicable industry, regulatory, and accounting standards.

          5.3.11  Policies and Procedures.  Make no material change in any policies and procedures applicable to the conduct of its business, including without limitation any loan and underwriting policies, loan loss and charge-off policies, investment policies, and employment policies, except as and to the extent required by law or regulatory agencies having jurisdiction.

          5.3.12  New Directors or Executive Officers.  Except to reelect persons who are then incumbent officers and directors at annual meetings, not (a) increase the number of directors or fill any vacancy on the board of directors, except as disclosed in the Disclosure Statement (b) elect or appoint any person to an executive office, or (c) hire any person to perform the services of an executive officer.

          5.3.13  Compensation and Fringe Benefits.   Take no action to increase, or agree to increase, the salary, severance, or other compensation payable to, or fringe benefits of, or pay or agree to pay any bonus to, any officer or director, or any other class or group of employees as a class or group without Old Kent's prior written consent, except that Merchants may pay or agree to pay:

          (a)   for periods ending on or before the date of the Effective Time, previously planned or scheduled salary increases, consistent with past practices, that have been disclosed in writing to Old Kent prior to the date of this Plan of Merger;

          (b)   for periods ending on or before the date of the Effective Time, existing cash-only incentive awards under: (i) the plans disclosed in the Merchants Disclosure Statement, including Merchants' Management Incentive Plan and Merchants' Senior Management Profit Sharing Plan, based on individual or departmental performance as provided under those plans for 1999 and pro rated for the year 2000 through the date of the Effective Time; and (ii) any other Merchants' plans if, and only to the extent that such payments are consistent in nature and amount with past practice and Old Kent expressly consents to such payments in writing, which consent shall not be unreasonably withheld; each of which awards shall be paid or become effective, as the case may be, not later than the Effective Time;

          (c)   for periods ending on or before the date of the Effective Time, all amounts payable to each participant under the terms of Merchants' Director Deferred Fee Plan, a copy of which is contained in the Merchants Disclosure Statement, as if the Merger had already been consummated;

          (d)   stay bonuses up to an aggregate of $500,000 to induce employees of Merchants and its subsidiaries who are not covered by any existing employment agreement or change in control agreement (collectively, "Stay Bonuses") to continue their employment until 30 days after conversion of Merchants' systems or such earlier date as Old Kent may approve to be released by their employer, which shall be allocated among employees according to the relative importance of their services to their employer and not solely on a pro rata or seniority basis; provided, further that Merchants shall consult with Old Kent with respect to the allocation and individual amounts of the Stay Bonuses;

          (e)  the 1999 Holiday cash bonus to each employee in amounts consistent with past practices, which have been disclosed in writing to Old Kent; and

          (f)  tuition reimbursements payable to employees for past or current school semesters under the terms of Merchants' tuition reimbursement plan, a copy of which is contained in the Merchants Disclosure Statement; and Merchants may release such employees from their related obligations to repay Merchants for any reimbursements they have previously received from Merchants if their employment is terminated by Old Kent within one year after the Effective Time.

The payment of any and all such compensation shall be subject to the limitations prescribed for pooling-of-interests accounting treatment of the Merger.

          5.3.14  Benefit Plans. Take no action to introduce, change, or agree to introduce or change, any pension, profit-sharing, or employee benefit plan, fringe benefit program, or other plan or program of any kind for the benefit of its employees unless required by law or this Plan of Merger; make no contribution to any employee pension plan other than employer matching contributions and employer discretionary contributions to the Merchants Retirement Plan that are consistent in timing and amounts with the contributions made for 1997 and 1998.

          5.3.15  New Employment Agreements.  Take no action to enter into any employment agreement that is not terminable by Merchants or any of its subsidiaries, as the case may be, without cost or penalty upon 60 days' or less notice, except as contemplated by this Plan of Merger.

          5.3.16  Borrowing.  Take no action to borrow money except in the ordinary course of business.

          5.3.17  Mortgaging Assets.  Take no action to sell, mortgage, pledge, encumber, or otherwise dispose of, or agree to sell, mortgage, pledge, encumber, or otherwise dispose of, any of its property or assets, except in the ordinary course of business, except for property or assets, or any group of related properties or assets, that have a fair market value of less than $100,000.

          5.3.18  Notice of Actions.  Notify Old Kent of the threat or commencement of any material action, suit, proceeding, claim, arbitration, or investigation against, relating to, or affecting: (a) Merchants or any of its subsidiaries; (b) their respective directors, officers, or employees in their capacities as such; (c) Merchants' or any of Merchants' subsidiaries' assets, liabilities, businesses, or operations; or (d) the Merger or this Plan of Merger.

          5.3.19  Cooperation.  Take such reasonable actions as may be necessary to consummate the Merger and the Bank Consolidation.

          5.3.20  Charitable Contributions.  Neither make nor renew any charitable contributions, gifts, commitments, or pledges of cash or other assets except for contributions that in the aggregate will have a fair market value not greater than $100,000 in each of the years 1999 and 2000, respectively; provided, that the aggregate amount that may be contributed in the year 2000 shall be prorated for the number of days prior to the Effective Time.

          5.3.21  Large Expenditures.  Take no action to pay, agree to pay, or incur any liability, excepting such liabilities that have been accrued on its books as of the date of this Plan of Merger, for the purchase or lease of any item of real property, fixtures, equipment, or other capital asset in excess of $50,000 individually or in excess of $100,000 in the aggregate with respect to Merchants, except pursuant to prior commitments or plans made by Merchants that are disclosed in the Merchants Disclosure Statement.

          5.3.22  New Service Arrangements.  Take no action to enter into, or commit to enter into, any agreement for trust, consulting, professional, or other services to Merchants or any of its subsidiaries that is not terminable by Merchants without penalty upon 60 days' or less notice, except for contracts for services under which the aggregate required payments do not exceed $50,000, except for legal, accounting, and other ordinary expenses related to this Plan of Merger.

          5.3.23  Capital Improvements.  Take no action to open, enlarge, or materially remodel any bank or other facility, and not lease, renew any lease, purchase, or otherwise acquire use of any real property for a branch bank, or apply for regulatory approval of any new branch bank, excepting pursuant to prior commitments or plans made by Merchants or Merchants Bank that are disclosed in the Merchants Disclosure Statement.

          5.3.24  Strategic Alliances. Take no action to enter into, or commit to enter into, any joint venture, strategic alliance, or material relationship with any person to jointly develop, market, or offer any product or service; or disclose any customer names, addresses, telephone numbers, or lists to any person not employed by Merchants or its subsidiaries in connection with their employment.

          5.4  Approval of Plan of Merger by Merchants Stockholders.  Merchants, acting through its board of directors, shall, in accordance with the DGCL and its certificate of incorporation and bylaws, promptly and duly call, give notice of, convene, and hold as soon as practicable following the date upon which the Registration Statement becomes effective, a stockholders meeting for the purpose of adopting this Plan of Merger (the "Stockholders' Meeting").

          5.4.1  Board Recommendation.  Except while a "Fiduciary Event" (as defined below) has occurred and continues, at the Stockholders' Meeting and in any proxy materials used in connection with the meeting, the board of directors of Merchants shall declare that this Plan of Merger is advisable and recommend that its stockholders vote for approval of this Plan of Merger.

          5.4.2  Solicitation of Proxies.   Except while a Fiduciary Event has occurred and continues:

          (a) Merchants shall use its best efforts to solicit from its stockholders proxies to vote on the proposal to approve this Plan of Merger and to secure a quorum at the Stockholders' Meeting.

          (b) Merchants shall use its best efforts to secure the vote of stockholders required by the DGCL and Merchants' certificate of incorporation and bylaws to approve this Plan of Merger.

          5.4.3  Fiduciary Event.   A "Fiduciary Event" shall have occurred when the board of directors of Merchants has (a) received in writing a "Superior Proposal" (defined below), which is then pending, (b) determined in good faith (based on the advice of legal counsel) that the failure to so withdraw, modify, or change its recommendation would cause the board of directors of Merchants to breach its fiduciary duties to Merchants' stockholders under applicable law, and (c) determined to accept and recommend the Superior Proposal to the stockholders of Merchants.

          5.4.4  Superior Proposal.  A "Superior Proposal" means any bona fide unsolicited Proposal (as defined in Section 5.9.2 (Communication of Other Proposals)) made by a third party on terms that the board of directors of Merchants determines in its good faith judgment, based upon the written advice of McDonald or such other financial advisor of nationally recognized reputation, to be more financially favorable to Merchants' stockholders than this Plan of Merger.

          5.4.5  Notice.   Merchants agrees that it shall notify Old Kent at least two Business Days prior to taking any action with respect to such Superior Proposal or taking any action with respect to the withdrawal, modification, or change of its recommendation to its stockholders for adoption of this Plan of Merger. Notwithstanding anything to the contrary contained in this Plan of Merger, any withdrawal, modification, or change of recommendation upon a Fiduciary Event in accordance with the provisions of this Section shall not constitute a breach of this Plan of Merger by Merchants.

          5.5  Regular Dividends. Merchants shall not declare, set aside, pay, or make any dividend or other distribution or payment (whether in cash, stock, or property) with respect to, or purchase or redeem, any shares of the capital stock other than regular quarterly cash dividends in an amount not to exceed $0.12 per share per quarter of Merchants Common Stock payable on the regular historical payment dates, all in a manner consistent with Merchants' past dividend practice. Old Kent and Merchants agree that they will cooperate to assure that, during any calendar quarter, there shall not be a duplication of payment of dividends to stockholders of Merchants. Notwithstanding the preceding sentences, if and to the extent that the payment of a dividend in the manner provided in this Section would, in Old Kent's reasonable judgment, present a significant risk that under GAAP or the rules, regulations, or interpretations of the SEC or its staff, the Merger would not qualify for pooling-of-interests accounting treatment, that dividend shall not be paid, but an equitable adjustment shall be made to the Exchange Ratio for the amount of the dividend not paid.

          5.6  Technology-Related Contracts. Merchants shall advise Old Kent of all anticipated renewals or extensions of existing data processing service agreements, data processing software license agreements, data processing hardware lease agreements, and other material technology-related licensing or servicing agreements with independent vendors ("Technology-Related Contracts") which will occur between the date of this Plan of Merger and the date of the Effective Time. Merchants' material Technology-Related Contracts are contained in the Merchants Disclosure Statement. Notwithstanding any other provision of this Section, Merchants shall not be obligated to take any irrevocable action, or irrevocably forego taking any action, with respect to these Technology-Related Contracts which would cause any such agreement to terminate, expire, or be materially modified prior to the Effective Time.

          5.6.1  Contract Notices.   Merchants agrees to send to each vendor, as and when permitted after the date of this Plan of Merger, such notices of nonrenewal as may be necessary or appropriate under the terms of these Technology-Related Contracts to prevent them from automatically renewing for a term extending beyond the Effective Time. Such notices may be conditioned upon the consummation of the Merger.

          5.6.2  Extensions and Renewals.   Merchants agrees to cooperate with Old Kent in negotiating with each vendor the length of any new, extension, or renewal term of these

Technology-Related Contracts in those cases where such extension or term extends beyond the Effective Time.

          5.6.3  New Agreements.   Neither Merchants nor any of Merchants' subsidiaries shall enter into any new Technology-Related Contract, except with Old Kent's consent (which shall not be unreasonably withheld or delayed if such agreement is necessary for Merchants or any of its subsidiaries to conduct business in the ordinary course through the Effective Time).

          5.7  Affiliates -- Compliance with Accounting and Securities Rules.

          5.7.1 Merchants' Affiliates. Merchants shall use its best efforts to cause each director, executive officer, and other person who is an "affiliate" (for purposes of (a) Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), and (b) qualifying the Merger for pooling-of-interests accounting treatment) of Merchants to deliver to Old Kent, as soon as practicable after the date of this Plan of Merger, and prior to the date of the Stockholders' Meeting, a written agreement, in the form of Exhibit E (the "Merchants Affiliate Agreements"). Merchants shall provide a list of such affiliates within seven days of the date of this Plan of Merger and shall update such list as necessary upon the reasonable request of Old Kent.

          5.7.2 Old Kent's Affiliates. Old Kent shall use all reasonable efforts to cause each director, executive officer, and other person who is an "affiliate" (for the purpose of qualifying the Merger for pooling-of-interests accounting treatment) of Old Kent, as soon as practicable after the date of this Plan of Merger, and prior to the date of the Stockholders' Meeting, to execute and deliver a written agreement under which such affiliate agrees not to sell, pledge, transfer, or otherwise dispose of his or her Old Kent Common Stock during any period that any such disposition would, under GAAP or the rules, regulations, or interpretations of the SEC or its staff, disqualify the Merger for pooling-of-interests accounting treatment.

          5.7.3 Publishing Operating Results. Old Kent shall use all reasonable efforts to publish as promptly as reasonably practical but in no event later than 30 days after the end of the first full month after the Effective Time in which there are at least 30 days of post-Merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

          5.8  Indemnification and Insurance.

          5.8.1  Indemnification. Old Kent shall honor any and all rights to indemnification and advancement of expenses now existing in favor of the directors and officers of Merchants and Merchants' subsidiaries under their certificate of incorporation, articles of association, or bylaws which, as enforceable contractual rights, shall survive the Merger and shall, as contractual rights, continue with respect to acts or omissions occurring before the Effective Time with the same force and effect as prior to the Effective Time.

          5.8.2  Insurance.  Old Kent shall use all reasonable efforts to cause the persons serving as officers and directors of Merchants immediately prior to the Effective Time to be covered for a period of at least two years from the Effective Time by the directors' and officers' liability insurance policy maintained by Merchants with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such. Old Kent may substitute for Merchants' current coverage new coverage under policies offering at least comparable coverage and amounts containing terms and conditions that are not materially less advantageous than Merchants' current policy. In no event shall Old Kent be required to spend, directly or indirectly through Merchants or its subsidiaries, more than $70,000 per annum (the "Insurance Amount") to either maintain or procure insurance coverage pursuant to this Plan of Merger. Old Kent and Merchants agree to cooperate and use reasonable efforts to maximize the insurance coverage that may be available for the Insurance Amount. If Old Kent does not advise Merchants in writing prior to the commencement of the Pricing Period that it has procured such coverage for at least two years or agrees to do so without regard to the Insurance Amount, Merchants shall be permitted (after giving Old Kent three Business Days prior written notice and an additional two Business Day period to purchase such coverage), in lieu of receiving the foregoing insurance coverage, to procure tail coverage for past acts and omissions for a single premium amount not in excess of the Insurance Amount.

          5.9  Exclusive Commitment. Except as provided below, neither Merchants nor any of Merchants' Representatives, investment bankers, or agents, shall take any action inconsistent with the intent to consummate the Merger upon the terms and conditions of this Plan of Merger. Without limiting the foregoing:

          5.9.1  No Solicitation.  Neither Merchants nor any of Merchants' Representatives, investment bankers, or agents shall, directly or indirectly, invite, initiate, solicit, encourage, or unless a Fiduciary Event has occurred and continues (or a Superior Proposal has been presented and such Superior Proposal would otherwise give rise to a Fiduciary Event except that the board of directors of Merchants, at that time, has yet to determine to accept and recommend the Superior Proposal to the stockholders of Merchants), negotiate with any other party, any proposals, offers, or expressions of interest concerning any tender offer, exchange offer, merger, consolidation, sale of shares, sale of assets, or assumption of liabilities not in the ordinary course, or other business combination involving Merchants or any of its subsidiaries other than the Merger (a "Business Combination").

          5.9.2  Communication of Other Proposals.  Merchants shall cause written notice to be delivered to Old Kent promptly upon receipt of any solicitation, offer, proposal, or expression of interest (a "Proposal") concerning a Business Combination. Such notice shall contain the material terms and conditions of the Proposal to which such notice relates. Within five Business Days after Merchants' receipt of a Proposal, Merchants shall give notice to Old Kent whether or not a Fiduciary Event has occurred and, if it has not occurred, Merchants' notice shall include a copy of Merchants' unequivocal rejection of the Proposal in the form actually delivered to the person from whom the Proposal was received. Thereafter, Merchants shall promptly notify Old Kent of any material changes in the terms, conditions, and status of any Proposal.

          5.9.3  Furnishing Information.  Unless a Fiduciary Event has occurred and continues (or a Superior Proposal has been presented and such Superior Proposal would otherwise give rise to a Fiduciary Event except that the board of directors of Merchants, at that time, has yet to determine to accept and recommend the Superior Proposal to the stockholders of Merchants), neither Merchants nor any of Merchants' Representatives, investment bankers, or agents shall furnish any nonpublic information concerning Merchants to any person who is not affiliated or under contract with Merchants or Old Kent, except as required by applicable law or regulations and prior to furnishing such information to such person, Merchants shall receive from such person an executed confidentiality agreement with terms no less favorable to Merchants than those contained in its confidentiality agreement with Old Kent and Merchants shall then provide only such information as has been furnished previously to Old Kent.

          5.9.4  Corporate Liability for Individual's Breach. For the purposes of this Section, any breach of this Section by an executive officer or director of Merchants in his or her individual capacity shall be deemed to be a breach by Merchants.

          5.10  Registration Statement.  Old Kent agrees to prepare and file with the SEC under the Securities Act, the Registration Statement and the related Prospectus and Proxy Statement included as a part thereof covering the issuance by Old Kent of the shares of Old Kent Common Stock as contemplated by this Plan of Merger, together with such amendments as may reasonably be required for the Registration Statement to become effective. Old Kent agrees to provide Merchants with reasonable opportunities to review and comment upon the Registration Statement, each amendment to the Registration Statement, and each form of the Prospectus and Proxy Statement before filing. Old Kent agrees to provide Merchants, upon request, with copies of all correspondence received from the SEC with respect to the Registration Statement and its amendments and with all responsive correspondence to the SEC. Old Kent agrees to notify Merchants of any stop orders or threatened stop orders with respect to the Registration Statement. Merchants agrees to provide to Old Kent all necessary information pertaining to Merchants promptly upon request, and to use all reasonable efforts to obtain the cooperation of Merchants' independent accountants, attorneys and investment bankers in connection with the preparation of the Registration Statement.

          5.11  Other Filings. Old Kent agrees to prepare and file with the Federal Reserve Board and each other regulatory agency having jurisdiction all documents reasonably required to obtain each necessary approval of or consent to consummate the Merger. Old Kent agrees to provide Merchants with reasonable opportunities to review and comment upon such documents before filing and to make such amendments and file such supplements thereto as Merchants may reasonably request. Old Kent shall provide Merchants with copies of all material correspondence received from these agencies and all material responsive correspondence sent to these agencies.

          5.12  Miscellaneous Agreements and Consents.  Subject to the terms and conditions of this Plan of Merger, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the Merger. Old Kent and Merchants will use all reasonable efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the Merger.

          5.13  Access and Investigation. For the purpose of permitting an examination of one party by the other's officers, attorneys, accountants, and representatives, each party shall:

          5.13.1 Access. Permit, and shall cause each of their respective subsidiaries to permit, full access to their respective properties, books, and records at reasonable times.

          5.13.2 Cooperation. Use reasonable efforts to cause its and each of their respective subsidiaries' officers, directors, employees, accountants, and attorneys to cooperate fully, for the purpose of permitting a complete and detailed examination of such matters by the other party's officers, attorneys, accountants, and representatives.

          5.13.3 Information. Furnish to the other, upon reasonable request, any information reasonably requested respecting its and each of its subsidiaries' properties, assets, business, and affairs; provided, that the furnishing of such information will not result in the waiver of an attorney-client or other privilege and Old Kent is advised that the information is not being furnished for that reason.

          5.13.4 Consents. Each of Old Kent and Merchants acknowledges that certain information may not be disclosed by the other without the prior written consent of persons not affiliated with that party. If such information is requested, then the other party shall use reasonable efforts to obtain such prior consent and shall not be required to disclose such information unless and until such prior consent has been obtained.

          5.13.5 Return and Retention. In the event of termination of this Plan of Merger, Old Kent and Merchants each agree to promptly return to the other party or to destroy all written materials furnished to it by the other party and the other party's subsidiaries, and all copies, notes, and summaries of such written materials. Old Kent and Merchants each agree to preserve intact all such materials that are returned to them and to make such materials reasonably available upon reasonable request or subpoena for a period of not less than six years from the termination of this Plan of Merger.

          5.14  Confidentiality.  Except as provided below, Old Kent, MergerSub and Merchants each agree:

          5.14.1  Treatment; Restricted Access. All information furnished to the other party pursuant to this Plan of Merger shall be treated as strictly confidential and shall not be disclosed to any other person, natural or corporate, except for its employees, attorneys, accountants, regulators, and financial advisers who are reasonably believed to have a need for such information in connection with the Merger.

          5.14.2  No Other Use. No party shall make any use, other than related to the Merger, of any information it may come to know as a direct result of a disclosure by the other party, its subsidiaries, directors, officers, employees, attorneys, accountants, or advisers or that may come into its possession from any other confidential source during the course of its investigation.

          5.14.3  Excepted Information.  The provisions of this Section shall not preclude Old Kent or Merchants, or their respective subsidiaries, from using or disclosing information that is readily ascertainable from public information or trade sources, known by it before the commencement of discussions between the parties or subsequently developed by it or its subsidiaries independent of any investigation under this Plan of Merger, received from any other person who is not affiliated with a party and who is not under any obligation to keep such information confidential, or reasonably required to be included in any filing or application required by any governmental or regulatory agency.

          5.14.4  Prohibit Insider Trading. Old Kent and Merchants shall each take responsible steps to assure that any person who receives nonpublic information concerning the Merger or the other party will treat the information confidentially as provided in this Section and not directly or indirectly buy or sell, or advise or encourage other persons to buy or sell, the other party's stock until such information is properly disclosed to the public.

          5.15  Environmental Investigation. Old Kent shall be permitted to conduct an environmental assessment of each parcel of Merchants' Real Property and Premises and, at Old Kent's option, (a) any other real estate formerly owned by Merchants or any of its subsidiaries, and (b) any other real estate acquired by any of Merchants' subsidiaries in satisfaction of a debt previously contracted. As to each such property:

          5.15.1  Preliminary Environmental Assessments. Old Kent may, at its expense, engage an environmental consultant to conduct a preliminary ("Phase I") assessment of the property. Merchants and Merchants' subsidiaries shall provide reasonable assistance, including site access, a knowledgeable contact person, and documentation relating to the real estate and any prior environmental investigations or reports, to the consultant for purposes of conducting the Phase I assessments.

          5.15.2  Environmental Risks. If there are any facts or conditions identified in a Phase I assessment that Old Kent reasonably believes could pose a current or future risk of a liability, interference with use, or diminution of value of the property that could be material, then Old Kent shall identify that risk to Merchants, identify the facts or conditions underlying that risk, and provide Merchants with a copy of the Phase I assessment for that property (an "Environmental Risk").

          5.15.3  Phase II and III Work. Old Kent may obtain one or more estimates of the proposed scope of work and cost of any further environmental investigation, remediation, or other follow-up work it reasonably considers necessary or appropriate to assess and, if necessary or appropriate, remediate an Environmental Risk ("Phase II and III Work"). Old Kent shall provide copies of those estimates to Merchants. The fees and expenses of any Phase II and III Work shall be paid by Merchants. Old Kent and Merchants shall cooperate in the review, approval, and implementation of all work plans for Phase II and III Work. All work plans for any Phase II and III Work shall be mutually satisfactory to Old Kent and Merchants. Mutually agreed upon Phase II and III Work shall be undertaken and completed as quickly as possible and shall be completed prior to the Closing. If the proposed work plans or removal or remediation actions would entail a material cost to complete, Old Kent and Merchants shall discuss a mutually acceptable modification to this Plan of Merger.

          5.15.4  Old Kent's Termination Rights. If (a) Old Kent and Merchants are unable to agree upon a course of action to complete any Phase II and III Work and/or a mutually acceptable modification to this Plan of Merger, and (b) Old Kent cannot be reasonably assured that the after-tax cost of the sum of (i) the actual cost of all investigative and remedial or other corrective actions or measures taken pursuant to Section 5.15.3 (Phase II and III Work); (ii) the estimated cost of all investigative actions and remedial or other corrective actions or measures not undertaken but required by Environmental Laws, or necessary to avoid future exposure to material liability under Environmental Laws; and (iii) all diminutions of the value of such properties; in the aggregate will not exceed $1,000,000, then Old Kent may terminate this Plan of Merger as provided in Section  8.3.2 (Environmental Risks).

          5.16  Employment Amendments.  Merchants shall use its best efforts to cause Merchants Bank, prior to execution of this Plan of Merger, to obtain executed implementation agreements (in the form previously agreed to by Old Kent and Merchants) to the existing employment agreement and change of control agreements providing for, among other things, mutually agreeable interpretations of such agreements, procedures for implementing such agreements, and a provision for a general release, which shall only become effective upon consummation of the Merger at the Effective Time (the "Employment Amendments").

          5.17  Termination of Thrift Plan. Merchants covenants and agrees not to terminate the Merchants Retirement Plan prior to the Effective Time. Merchants further covenants and agrees to provide Old Kent with reasonable assistance, approve and adopt all resolutions, and take all other actions that are necessary and appropriate in the judgment of Old Kent to effectuate the termination of the Merchants Retirement Plan as soon as practicable after the Effective Time. Old Kent covenants and agrees to terminate the Merchants Retirement Plan as soon as practicable after the Effective Time.

          5.18  Accounting and Tax Treatment. During the term of this Plan of Merger, Old Kent, MergerSub, and Merchants each agree not to take any action that would prevent Old Kent from qualifying, or materially increase the risk of disqualifying, the Merger as a pooling-of-interests for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code; provided, that nothing in this Plan of Merger shall limit Old Kent's ability to exercise its rights under the Option Agreement. Old Kent and Merchants each agree to take such actions as may be reasonably required to negate the impact of any past or future actions taken prior to the Effective Time that might adversely impact the ability of Old Kent to treat the Merger as a pooling-of-interests.

          5.19  Public Announcements. Old Kent, MergerSub, and Merchants shall cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Plan of Merger, except as may be otherwise required by law, and neither Old Kent, MergerSub, nor Merchants shall issue any news releases with respect to this Plan of Merger or the Merger unless such news releases have been mutually agreed upon by the parties, except as required by law.

          5.20  Year 2000 Preparations. Old Kent, Merchants, and Merchants' subsidiaries shall each continue to use commercially reasonable efforts to implement their respective Year 2000 plans in accordance with applicable laws, regulations, guidelines, and issuances from regulators having jurisdiction, whether now or later in effect. Old Kent, Merchants, and Merchants' subsidiaries shall coordinate any remaining planning and implementation of their respective Year 2000 plans. Merchants and its subsidiaries shall consult with Old Kent before purchasing or installing, for the purpose of becoming Year 2000 Ready, any new Year 2000 Assets having an individual or aggregate purchase price of $100,000 or more.

Article VI - Conditions Precedent to Old Kent's Obligations

          All obligations of Old Kent and MergerSub under this Plan of Merger are subject to the fulfillment (or waiver in writing by a duly authorized officer of Old Kent), prior to or at the Closing, of each of the following conditions:

          6.1  Renewal of Representations and Warranties, Etc.

          6.1.1  Representations and Warranties. The representations and warranties of Merchants contained in this Plan of Merger shall be true, correct and complete when made and as of the Closing as if made at and as of such time, except (a) as expressly contemplated or permitted by this Plan of Merger; (b) for representations and warranties relating to a time or times other than the Closing that were or will be true, correct and complete at such time or times; and (c) where the failure or failures of such representations and warranties to be so true, correct, and complete individually or in the aggregate, does not result or would not result in a Material Adverse Effect.

          6.1.2  Compliance with Agreements.  Merchants shall have performed and complied with all agreements, conditions, and covenants required by this Plan of Merger to be performed or complied with by Merchants prior to or at the Closing in all material respects.

          6.1.3  Certificates.  Compliance with Sections  6.1.1 (Representations and Warranties) and 6.1.2 (Compliance with Agreements) shall be evidenced by one or more certificates signed by appropriate officers of Merchants, dated as of the date of the Closing, certifying the foregoing in such detail as Old Kent may reasonably request.

          6.2  Opinion of Legal Counsel.  Merchants shall have delivered to Old Kent an opinion of Barack Ferrazzano Kirschbaum Perlman & Nagelberg, counsel for Merchants, dated as of the date of the Closing and substantially in the form contained in Exhibit F, with only such changes as may be reasonably satisfactory to counsel for Old Kent.

          6.3  Required Regulatory Approvals.  Old Kent shall have received all such approvals, consents, authorizations, and licenses of all regulatory and other governmental and self-regulatory authorities having jurisdiction as may be required to permit the performance by Merchants, Old Kent, and MergerSub of their respective obligations under this Plan of Merger and the consummation of the Merger, without the regulating authority's imposition of non-standard conditions on approval that are not reasonably acceptable to Old Kent.

          6.4  Stockholder Approval.  The stockholders of Merchants shall have approved this Plan of Merger.

          6.5  Order, Decree, Etc.  Neither Old Kent, MergerSub, nor Merchants shall be subject to any order, decree, or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

          6.6  Proceedings.  There shall not be any action, suit, proceeding, claim, arbitration, or investigation pending or threatened against or relating to Merchants, any of Merchants' subsidiaries, or its or their respective directors and officers (in the capacity as such), properties, or businesses that may result in any liability that is reasonably likely to have a Material Adverse Effect on Merchants or any of its subsidiaries.

          6.7  Tax Matters.  Old Kent shall have received a tax opinion from its counsel, reasonably satisfactory in form and substance to Old Kent, substantially to the effect that:

          6.7.1  Reorganization. The acquisition of substantially all of the assets of Merchants by Old Kent solely in exchange for Old Kent Common Stock and the assumption by Old Kent of liabilities of Merchants will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and Old Kent and Merchants will each be a "party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code.

          6.7.2  Assets' Tax Basis. The basis of the Merchants assets in the hands of Old Kent will be the same as the basis of those assets in the hands of Merchants immediately prior to the Merger.

          6.7.3  No Gain or Loss. No gain or loss will be recognized by Old Kent on the constructive acquisition by Old Kent of substantially all of the assets of Merchants in exchange for Old Kent Common Stock and the assumption by Old Kent of the liabilities of Merchants.

          6.7.4  Holding Period. The holding period of the assets of Merchants in the hands of Old Kent will include the holding period during which such assets were held by Merchants.

The tax opinion shall be supported by one or more fact certificates or affidavits in such form and content as may be reasonably requested by Old Kent's counsel from Merchants and its subsidiaries.

          6.8  Registration Statement.  The Registration Statement shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order.

          6.9  Certificate as to Outstanding Shares.  Old Kent shall have received one or more certificates dated as of the Closing date and signed by the secretary of Merchants on behalf of Merchants, and by the transfer agent for Merchants Common Stock, certifying (a) the total number of shares of capital stock of Merchants issued and outstanding as of the close of business on the day immediately preceding the Closing; and (b) with respect to the secretary's certification, the number of shares of Merchants Common Stock, if any, that are issuable on or after that date, all in such form as Old Kent may reasonably request.

          6.10  Change of Control Waivers.  Old Kent shall have received evidence of the consents or other waivers of any material rights and the waiver of the loss of any material rights that may be triggered by the change of control of Merchants upon consummation of the Merger under (a) any agreement, contract, mortgage, deed of trust, lease, commitment, indenture, note, or other instrument, under which the failure to obtain such consent or waiver is reasonably likely to have a Material Adverse Effect on Merchants; and (b) each contract identified in Exhibit H (collectively, the "Designated Contracts"); all in form and substance reasonably satisfactory to Old Kent.

          6.11  Pooling Assurances. Old Kent shall have received a letter addressed to Old Kent and Merchants, from Merchants' independent accountants, as of a date reasonably approximate to the date of the Closing, to the effect that, as of such date, Merchants is eligible to participate in a pooling-of-interests combination and a letter from Old Kent's independent accountants, satisfactory in form and substance, to the effect that (based in part on the letter from Merchants' independent accountants) the Merger should be treated as a pooling-of-interests for accounting and financial reporting purposes, subject to satisfaction of post-Merger conditions. Merchants and Old Kent agree to provide their respective independent public accountants with such information and documentation as may be reasonably requested for this purpose.

Article VII - Conditions Precedent to Merchants' Obligations

          All obligations of Merchants under this Plan of Merger are subject to the fulfillment (or waiver in writing by a duly authorized officer of Merchants), prior to or at the Closing, of each of the following conditions:

          7.1  Renewal of Representations and Warranties, Etc.

          7.1.1  Representations and Warranties. The representations and warranties of Old Kent and MergerSub contained in this Plan of Merger shall be true, correct, and complete when made and as of the Closing as if made at and as of such time, except (a) as expressly contemplated or permitted by this Plan of Merger; (b) for representations and warranties relating to a time or times other than the Effective Time that were or will be true, correct, and complete at such time or times; and (c) where the failure or failures of such representations and warranties to be so true, correct, and complete individually or in the aggregate, does not result or would not result in a Material Adverse Effect.

          7.1.2  Compliance with Agreements.  Old Kent and MergerSub shall have performed and complied with all agreements, conditions, and covenants required by this Plan of Merger to be performed or complied with by Old Kent and MergerSub prior to or at the Closing in all material respects.

          7.1.3  Certificates.  Compliance with Sections  7.1.1 (Representations and Warranties) and 7.1.2 (Compliance with Agreements) shall be evidenced by one or more certificates signed by appropriate officers of Old Kent and MergerSub, dated as of the date of the Closing, certifying the foregoing in such detail as Merchants may reasonably request.

          7.2  Opinion of Legal Counsel.  Old Kent shall have delivered to Merchants an opinion of Warner Norcross & Judd llp, counsel for Old Kent, dated as of the date of the Closing and substantially in the form contained in Exhibit G, with only such changes as may be reasonably satisfactory to counsel for Merchants.

          7.3  Required Regulatory Approvals.  Merchants, Old Kent, and MergerSub shall have received all such approvals, consents, authorizations, and licenses of all regulatory and other governmental authorities having jurisdiction as may be required to permit the performance by Merchants, Old Kent and MergerSub of their respective obligations under this Plan of Merger and the consummation of the Merger.

          7.4  Stockholder Approval.  Merchants shall have received the requisite approval of the stockholders of Merchants of this Plan of Merger.

          7.5  Order, Decree, Etc.  Neither Old Kent, MergerSub, nor Merchants shall be subject to any applicable order, decree, or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

          7.6  Tax Matters.  Merchants shall have received a tax opinion from Old Kent's counsel, reasonably satisfactory in form and substance to Merchants, substantially to the effect that:

          7.6.1  Reorganization. The acquisition of substantially all of the assets of Merchants by Old Kent solely in exchange for Old Kent Common Stock and the assumption by Old Kent of liabilities of Merchants will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and Old Kent and Merchants will each be a "party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code.

          7.6.2  No Gain or Loss. No gain or loss will be recognized by the stockholders of Merchants upon the receipt of Old Kent Common Stock in exchange for all of their shares of Merchants Common Stock, except to the extent of any cash received in lieu of a fractional share of Old Kent Common Stock.

          7.6.3  Stock Tax Basis. The basis of the Old Kent Common Stock to be received by stockholders of Merchants will, in each instance, be the same as the basis of the respective shares of Merchants Common Stock surrendered in exchange therefor.

          7.6.4  Holding Period. The holding period of the Old Kent Common Stock received by stockholders of Merchants will, in each instance, include the period during which the Merchants Common Stock surrendered in exchange therefor was held, provided, that the Merchants Common Stock was, in each instance, held as a capital asset in the hands of the stockholder of Merchants at the Effective Time.

The tax opinion shall be supported by one or more fact certificates or affidavits in such form and content as may be reasonably requested by Old Kent's counsel from Old Kent and its subsidiaries.

          7.7  Registration Statement.  The Registration Statement shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order.

          7.8  Fairness Opinion. Merchants shall have received an opinion from McDonald reasonably acceptable to Old Kent, dated as of the date of this Plan of Merger and renewed as of a date approximately the date of the Prospectus and Proxy Statement, to the effect that the terms of the Merger are fair to Merchants' stockholders from a financial point of view as of that date and such opinion shall not have been subsequently withdrawn; provided, that Merchants shall have used all reasonable efforts to obtain such a fairness opinion.

          7.9   Listing of Shares.  The shares of Old Kent Common Stock that shall be issued to the stockholders of Merchants upon consummation of the Merger shall have been authorized for listing on the NYSE upon official notice of issuance.

          7.10  Exchange Agent Certificate.  Merchants shall have received a certificate from the Exchange Agent certifying to receipt of shares of Old Kent Common Stock to be issued and sufficient cash to make payments in lieu of fractional shares as contemplated by this Plan of Merger.

Article VIII - Abandonment of Merger

          This Plan of Merger may be terminated and the Merger abandoned at any time prior to the Effective Time (notwithstanding that approval of this Plan of Merger by the stockholders of Merchants may have previously been obtained) as follows:

          8.1  Mutual Abandonment.  By mutual consent of the boards of directors, or duly authorized committees thereof, of Old Kent and Merchants.

          8.2  Upset Date.  By either Old Kent or Merchants if the Merger shall not have been consummated on or before February 29, 2000.

          8.3  Old Kent's Rights to Terminate.  By Old Kent under any of the following circumstances:

          8.3.1  Failure to Satisfy Closing Conditions. If any of the conditions specified in Article VI have not been met or waived by Old Kent, at such time as such condition can no longer be satisfied notwithstanding Old Kent's best efforts to comply with those covenants given by Old Kent in this Plan of Merger.

          8.3.2  Environmental Risks. If Old Kent has given Merchants notice of an unacceptable Environmental Risk as provided in Section 5.15.4 (Old Kent's Termination Rights).

          8.3.3  Pooling Qualification. At any time after Old Kent's independent accountants have advised Old Kent that they are not of the opinion that the Merger is likely to qualify for treatment as a pooling-of-interests for accounting and financial reporting purposes; provided, that Old Kent shall not have wilfully taken any action to disqualify the Merger as a pooling-of-interests for accounting and financial reporting purposes; provided further, that Merchants shall have a period of 30 days after notification by Old Kent to cure any condition that would prevent the Merger from qualifying for treatment as a pooling-of-interests for accounting and financial reporting purposes.

          8.3.4  Approval of Merchants' Stockholders.  This Plan of Merger is not approved by the requisite vote of Merchants' stockholders at the Stockholders' Meeting.

          8.3.5 Occurrence of a Fiduciary Event. At any time after there has occurred a Fiduciary Event.

          8.3.6 Material Adverse Event. If there shall have occurred one or more events that shall have caused or are reasonably likely to cause a Material Adverse Effect on Merchants.

          8.3.7 Merchants Rights Agreement. If there shall have occurred any event triggering the distribution of Merchants Rights to stockholders under the Merchants Rights Agreement.

          8.3.8 Year 2000 Failure. In the event of a material breach of Merchants' representations or warranties contained in Section 4.39 (Year 2000 Compliance); or if Merchants' or its subsidiaries' Year 2000 Assets fail to be Year 2000 Ready and such failure causes material errors or disruptions in their respective businesses or customer service.

          8.4  Merchants' Rights to Terminate.  By the board of directors, or a duly authorized committee thereof, of Merchants under any of the following circumstances:

          8.4.1  Upset Condition. If the Upset Condition exists in accordance with Section 2.2 (Upset Provision) during the time period provided for in such Section.

          8.4.2  Failure to Satisfy Closing Conditions. If any of the conditions specified in Article VII have not been met or waived by Merchants at such time as such condition can no longer be satisfied notwithstanding Merchants' best efforts to comply with those covenants given by Merchants in this Plan of Merger.

          8.4.3  Approval of Merchants' Stockholders.  This Plan of Merger is not approved by the requisite vote of Merchants' stockholders at the Stockholders' Meeting and Merchants' board of directors has advised Old Kent that it does not believe that such vote can be obtained through reasonable further efforts.

          8.4.4 Material Adverse Event. If there shall have occurred one or more events that shall have caused or are reasonably likely to cause a Material Adverse Effect on Old Kent.

          8.4.5 Year 2000 Failure. In the event of a material breach of Old Kent's representations or warranties contained in Section 3.17 (Year 2000 Compliance); or if Old Kent's or its subsidiaries' Year 2000 Assets fail to be Year 2000 Ready and such failure causes material errors or disruptions in their respective businesses or customer service.

          8.5  Effect of Termination. In the event of termination of this Plan of Merger by either Merchants or Old Kent as provided in this Article, this Plan of Merger shall forthwith become void and have no effect, and none of Merchants', Old Kent's, any of their respective subsidiaries, or any of their respective directors, officers, or employees shall have any liability of any nature whatsoever under this Plan of Merger, or in connection with the transactions contemplated by this Plan of Merger (other than the Option Agreement), except that (a) the Option Agreement and Sections 5.14 (Confidentiality), 8.5 (Effect of Termination), 9.2 (Nonsurvival of Representations, Warranties, and Agreements), and 9.4 (Expenses), shall survive any termination of this Plan of Merger, and (b) notwithstanding anything to the contrary contained in this Plan of Merger, neither Merchants, Old Kent, nor MergerSub shall be relieved or released from any liabilities or damages arising out of its breach of any provision of this Plan of Merger.

Article IX - Miscellaneous

          Subject to the terms and conditions of this Plan of Merger, Old Kent, MergerSub, and Merchants further agree as follows:

          9.1  "Material Adverse Effect" Defined.  As used in this Plan of Merger, the term "Material Adverse Effect" means any change or effect that, individually or when taken together with all other such changes or effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, has or is reasonably likely to have a material negative impact on (a) the business, assets, financial condition, results of operations, or value of Old Kent and its subsidiaries, taken as a whole, or, as the case may be, Merchants or its subsidiaries, taken as a whole; or (b) the ability of Old Kent or Merchants, as the case may be, to satisfy the applicable closing conditions or consummate the Merger or perform its obligations under the Option Agreement. Notwithstanding the above, the impact of the following shall not be included in any determination of a Material Adverse Effect: (a) changes in GAAP, generally applicable to financial institutions and their holding companies, however, excluding from this exception any material change to pooling-of-interests accounting rules; (b) actions and omissions of a party (or any of its subsidiaries) taken with the prior written consent of the other party; (c) changes in economic conditions (including changes in the level of interest rates) generally affecting financial institutions; (d) fees and expenses reasonably related to this transaction (such as any additional insurance coverages, employment and consulting services, legal, accounting, and investment banking fees and expenses, and severance and retention provisions); and (e) the failure of public utilities, multi-user data transmission networks, interchanges, switches, and other problems related to the Year 2000 Problem affecting the banking industry as a whole.

          9.2  Nonsurvival of Representations, Warranties, and Agreements. None of the representations, warranties, covenants, and agreements in this Plan of Merger or in any other agreement or instrument delivered pursuant to this Plan of Merger, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for the Option Agreement, Merchants Affiliate Agreements, Employment Amendments, and those covenants and agreements contained herein and therein that, by their terms, apply or are to be performed in whole or in part after the Effective Time.

          9.3  Amendment.  Subject to applicable law, this Plan of Merger may be amended, modified, or supplemented by, and only by, written agreement of Old Kent, MergerSub, and Merchants, or by the respective officers thereunto duly authorized, at any time prior to the Effective Time.

          9.4  Expenses.  Except as otherwise provided in this Plan of Merger, Merchants and Old Kent shall each pay its own expenses incident to preparing for, entering into, and carrying out this Plan of Merger, and incident to the consummation of the Merger. Each party shall pay the fees and expenses of any investment banker engaged by that party. The costs of all filing fees pertaining to the Registration

Statement shall be paid by Old Kent. The costs of printing and mailing the Prospectus and Proxy Statement shall be paid by Merchants.

          9.5  Specific Enforcement.  The parties each agree that, consistent with the terms and conditions of this Plan of Merger, in the event of a breach by a party to this Plan of Merger, money damages will be inadequate and not susceptible of computation because of the unique nature of Merchants, Merchants Bank, and the Merger. Therefore, the parties each agree that a federal or state court of competent jurisdiction shall have authority, subject to the rules of law and equity, to specifically enforce the provisions of this Plan of Merger by injunctive order or such other equitable means as may be determined in the court's discretion.

          9.6  Jurisdiction; Venue; Jury.  The parties acknowledge that jurisdiction and venue may be permissible in more than one jurisdiction or court district. For the convenience of the parties and to expedite the resolution of any dispute that may arise between them, Old Kent, MergerSub, and Merchants each agree to the jurisdiction and venue of any state or federal court located in Kent County, Michigan. Old Kent, MergerSub, and Merchants each hereby agree not to assert any defense of improper jurisdiction or venue and each waive their right to a trial by jury.

          9.7  Waiver.  Any of the terms or conditions of this Plan of Merger may be waived in writing at any time by action taken by the board of directors of a party, a duly authorized committee thereof, or a duly authorized officer of such party. The failure of any party at any time or times to require performance of any provision of this Plan of Merger shall in no manner affect such party's right at a later time to enforce the same provision. No waiver by any party of any condition, or of the breach of any term, covenant, representation, or warranty contained in this Plan of Merger, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach, or as a waiver of any other condition or of the breach of any other term, covenant, representation, or warranty.

          9.8  Notices.  All notices, requests, demands, and other communications under this Plan of Merger shall be in writing and shall be deemed to have been duly given and effective immediately if delivered or sent and received by a fax transmission (if receipt by the intended recipient is confirmed by telephone and if hard copy is delivered by overnight delivery service the next day), a hand delivery, or a nationwide overnight delivery service (all fees prepaid) to the following addresses:

If to Old Kent or MergerSub:	With a copy to:

Old Kent Financial Corporation	Warner Norcross & Judd LLP
Attention: Mary E. Tuuk, Senior Vice	Attention: Mr. Gordon R. Lewis
President and Legal Coordinator	900 Old Kent Building
111 Lyon Street, N.W., Suite 100	111 Lyon Street, N.W.
Grand Rapids, Michigan 49503	Grand Rapids, Michigan 49503-2489

Facsimile: (616) 771-4698	Facsimile: (616) 752-2500
Telephone: (616) 771-5272	Telephone: (616) 752-2000

If to Merchants:	With a copy to:

Merchants Bancorp, Inc.	Barack Ferrazzano Kirschbaum
Attention: Mr. Calvin R. Myers	Perlman & Nagelberg
1851 West Galena Boulevard	Attention: Mr. John E. Freechack
Aurora, Illinois 60507	333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
Facsimile: (630) 801-2882
Telephone: (630) 859-7860	Facsimile: (312) 984-3150
Telephone: (312) 984-3100

          9.9  Governing Law.  This Plan of Merger shall be governed, construed, and enforced in accordance with the laws of the State of Michigan, without regard to principles of conflicts of laws.

          9.10  Entire Agreement.  This Plan of Merger (including all exhibits and ancillary agreements described in this Plan of Merger) supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the agreements and documents referred to in this Plan of Merger) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter; except for matters set forth in any written instrument concurrently or contemporaneously executed by the parties. No party may assign any of its rights or obligations under this Plan of Merger to any other person.

          9.11  Third Party Beneficiaries.  The terms and conditions of this Plan of Merger shall inure to the benefit of and be binding upon Old Kent, MergerSub, and Merchants and their respective successors. Except to the extent provided in Section 5.8 (Indemnification and Insurance) and Section 5.17 (Termination of Thrift Plan), nothing in this Plan of Merger, express or implied, is intended to confer upon any person other than Old Kent, MergerSub, and Merchants any rights, remedies, obligations, or liabilities under or by reason of this Plan of Merger.

          9.12  Counterparts.  This Plan of Merger may be executed in one or more counterparts, which taken together shall constitute one and the same instrument. Executed counterparts of this Plan of Merger shall be deemed to have been fully delivered and shall become legally binding if and when executed signature pages are received by fax from a party. If so delivered by fax, the parties agree to promptly send original, manually executed copies by nationwide overnight delivery service.

          9.13  Further Assurances; Privileges.  Each of Old Kent and Merchants shall, at the request of the other, execute and deliver such additional documents and instruments and take such other actions as may be reasonably requested to carry out the terms and provisions of this Plan of Merger.

          9.14  Headings, Etc.  The article headings and section headings contained in this Plan of Merger are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Plan of Merger. With respect to any term, references to the singular form of the word include its plural form and references to the plural form of the word include its singular form.

          9.15  Calculation of Dates and Deadlines.   Unless otherwise specified, any period of time to be determined under this Plan of Merger shall be deemed to commence at 12:01 a.m. on the first full day after the specified starting date, event, or occurrence. Any deadline, due date, expiration date, or period-end to be calculated under this Plan of Merger shall be deemed to end at 5 p.m. on the last day of the specified period. The time of day shall be determined with reference to the then current local time in Grand Rapids, Michigan.

          9.16  Severability.  If any term, provision, covenant, or restriction contained in this Plan of Merger is held by a final and unappealable order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Plan of Merger shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Plan of Merger to not achieve its essential purposes.

          9.17   Old Kent's Assurances Regarding MergerSub. In consideration of Merchants' execution and delivery of this Plan of Merger, Old Kent absolutely, unconditionally and irrevocably guarantees prompt payment when due of any and all amounts due from MergerSub to Merchants under this Plan of Merger and prompt performance of all of MergerSub's other obligations under this Plan of Merger; subject, however, to all of MergerSub's rights and defenses under this Plan of Merger. Old Kent, as sole shareholder of MergerSub, agrees that it shall vote all of the outstanding capital stock of MergerSub in favor of approval of this Plan of Merger and the Merger.

                    In Witness Whereof, the undersigned parties have duly executed and acknowledged this Plan of Merger as of the date first written above.

OLD KENT FINANCIAL CORPORATION

By /s/ Mark F. Furlong
Mark F. Furlong, Executive Vice President and
Chief Financial Officer

MERCHANTS ACQUISITION CORPORATION

By /s/ Mark F. Furlong
Mark F. Furlong, President

[Balance of this page intentionally blank]

                    In Witness Whereof, the undersigned party has duly executed and acknowledged this Plan of Merger as of the date first written above.

MERCHANTS BANCORP, INC.

By /s/ Calvin R. Myers
Calvin R. Myers, Chairman, President and
Chief Executive Officer

EXHIBIT B

INDEX COMPANIES

AmSouth Bancorporation	$23.5000
Associated Banc-Corp	$39.5000
BB&T (formerly Southern Nat'l Corp)	$36.6250
Pacific Century Financial	$20.3125
Colonial BancGroup, Inc.	$14.1875
Comerica Incorporated	$58.5000
Commerce Bancshares, Inc.	$40.3438
Compass Bancshares, Inc.	$29.0625
First Citizens BancShares Inc.	$81.0625
First Tennessee National Corp.	$36.5000
First Virginia Banks, Inc.	$49.6875
Huntington Bancshares Inc.	$32.0000
Marshall & Ilsley Corporation	$65.4063
Mercantile Bankshares Corporation	$34.5000
North Fork Bancorporation, Inc.	$21.0625
Northern Trust Corporation	$89.7500
Synovus Financial Corp.	$19.2500
South Trust Corporation	$37.7500
Summit Bancorp	$37.5625
TCF Financial Corporation	$28.2500
Unionbankcal Corp	$35.8750
Zions Bancorporation	$58.3750
Average $40.4119

Old Kent Financial Corporation	$42.9375

APPENDIX B

STOCK OPTION AGREEMENT

                    This Stock Option Agreement (the "Agreement") is made as of July 29, 1999, by and between Old Kent Financial Corporation, a Michigan corporation ("Grantee"), and Merchants Bancorp, Inc., a Delaware corporation ("Issuer").

                    As a condition to, and contemporaneous with, the execution of this Agreement, the parties are entering into an Agreement and Plan of Merger dated July 29, 1999 (the "Plan of Merger"). In consideration therefor, and as an inducement to Grantee to pursue the transactions contemplated by the Plan of Merger, Issuer has agreed to grant Grantee the Option (as defined below). The board of directors of Issuer has approved the grant of the Option and the Plan of Merger. Capitalized terms used but not defined in this Agreement shall have the meanings given to those terms in the Plan of Merger.

                    In consideration of the foregoing, and the mutual covenants and agreements set forth in this Agreement and in the Plan of Merger, the parties agree:

          1.       Grant of Option.

                    (a)      Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms of this Agreement, up to 577,941 fully paid and nonassessable shares of Issuer Common Stock, par value $1.00 ("Common Stock"), at a price per share equal to $27.75; provided that in the event Issuer issues or agrees to issue any shares of Common Stock at a price per share less than $27.75 (as adjusted pursuant to Section 5(b)) (other than as permitted under the Plan of Merger), such price shall be equal to such lesser price (as adjusted, if applicable, the "Option Price"); further provided, that in no event shall the number of shares for which this Option is exercisable, together with the number of shares owned by Grantee other than shares held by Grantee in a fiduciary capacity for a customer as to which it has no beneficial interest ("Fiduciary Shares"), exceed 19.99% of the Issuer's issued and outstanding shares of Common Stock.

                    (b)      The number of shares of Common Stock subject to the Option shall be increased or decreased, as appropriate, in the event that any additional shares of Common Stock are issued or otherwise become outstanding (other than pursuant to this Agreement or pursuant to an event described in Section 5(a) of this Agreement) or existing shares are redeemed, retired or otherwise become no longer outstanding after the date of this Agreement so that, after any such issuance, redemption or retirement, together with the number of shares previously issued pursuant to this Agreement or otherwise owned by Grantee other than Fiduciary Shares, the number of shares of Common Stock subject to the Option equals 10.65% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be considered to authorize Issuer to issue shares in breach of any provision of the Plan of Merger.

          2.       Exercise of Option.

                    (a)      The holder or holders of the Option (the "Holder") may exercise the Option, in whole or part, if and when at any time both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined below), provided that the Holder shall have sent notice of such exercise (as required by Section 2(f)) within six months following such Subsequent Triggering Event (or such later date as provided in Section 10).

                    (b)      Each of the following shall be an "Exercise Termination Event:" (i) consummation of the Merger at the Effective Time of the Merger; (ii)  termination of the Plan of Merger in accordance with the provisions thereof if such termination occurs before the occurrence of an Initial Triggering Event; and (iii) the passage of 18 months (or such longer period as provided in Section 10) after termination of the Plan of Merger if such termination follows the occurrence of an Initial Triggering Event. Notwithstanding anything to the contrary in this Agreement: (i) the Option may not be exercised at any time when Grantee shall be in material breach of any of its covenants or agreements contained in the Plan of Merger such that Issuer shall be entitled to terminate the Plan of Merger as a result of such material breach; and (ii) this Agreement shall automatically terminate upon the proper termination of the Plan of Merger (x) by Issuer as a result of the material breach by Grantee of its covenants or agreements contained in the Plan of Merger, or (y) by Issuer or Grantee if the approval by any federal or state governmental authority or regulatory or administrative agency or commission (each a "Governmental Entity") necessary to consummate the Merger and the other transactions contemplated by the Plan of Merger shall have been denied by final nonappealable action of such agency or authority.

                    (c)      The term "Initial Triggering Event" shall mean any of the following events or transactions occurring on or after the date of this Agreement:

                    (i)        Issuer or any of its subsidiaries (an "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (for purposes of this Agreement, the term "person" has the meaning given that term in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder) other than Grantee or any of its subsidiaries (a "Grantee Subsidiary");

                    (ii)       the board of directors of Issuer shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction other than the Merger;

                    (iii)      any person other than Grantee or any Grantee Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock (for purposes of this Agreement, the term "beneficial ownership" has the meaning given that term in Section 13(d) of the Exchange Act and the rules and regulations thereunder);

                    (iv)      the stockholders of Issuer shall have voted and failed to approve the Plan of Merger and the Merger at a meeting that was held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Plan of Merger or shall have been canceled prior to termination of the Plan of Merger if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced or the stockholders of Issuer shall have been advised that any person (other than Grantee or any Grantee Subsidiary) shall have made, or shall have an intention to make, a proposal to engage in an Acquisition Transaction;

                    (v)      the board of directors of Issuer shall not have recommended, or shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Grantee, its recommendation that the stockholders of Issuer approve the transactions contemplated by the Plan of Merger at any meeting that was held for that purpose, in anticipation of engaging in an Acquisition Transaction (other than with Grantee or any Grantee Subsidiary) or following a proposal to Issuer to engage in an Acquisition Transaction, or Issuer or any Issuer Subsidiary shall have authorized, recommended or proposed (or publicly announced or advised its stockholders of its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or any Grantee Subsidiary;

                    (vi)      any person other than Grantee or any Grantee Subsidiary shall have filed with the Securities and Exchange Commission ("SEC") a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its stockholders to approve the issuance of shares to be offered in such an exchange or tender offer);

                    (vii)      Issuer shall have willfully breached any covenant or obligation contained in the Plan of Merger in anticipation of engaging in an Acquisition Transaction (other than with Grantee or any Grantee Subsidiary), and following such breach Grantee would be entitled to terminate the Plan of Merger (whether immediately or after the giving of notice or passage of time, or both);

                    (xiii)      any person other than Grantee or any Grantee Subsidiary shall have filed an application or notice with the applicable Governmental Entity under the Bank Holding Company Act of 1956, the Federal Deposit Insurance Act, or applicable state banking laws and regulations, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction; or

                    (xiv)      a Fiduciary Event shall have occurred under the Plan of Merger.

For purposes of this Agreement, "Acquisition Transaction" means: (a) a merger or consolidation, or any similar transaction, involving Issuer or any Issuer Subsidiary (other than mergers, consolidations or similar transactions (i) involving solely Issuer and/or one or more wholly-owned (except for directors' qualifying shares) Issuer Subsidiary, provided, any such transaction is not entered into in violation of the terms of the Plan of Merger or (ii) in which the stockholders of Issuer immediately prior to the completion of such transaction own at least 50% of the Common Stock of Issuer (or the resulting or surviving entity in such transaction) immediately after completion of such transaction, provided, any such transaction is not entered into in violation of the terms of the Plan of Merger); (b) a purchase, lease or other acquisition of all or a substantial part of the assets or deposits of Issuer or Issuer Subsidiary; (c) a purchase or other acquisition

(including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of Issuer or any Issuer Subsidiary; or (d) any substantially similar transaction. For purposes of this Agreement, "subsidiary" has the meaning given that term in Rule 12b-2 under the Exchange Act. In this Agreement, the phrase "in anticipation of engaging in an Acquisition Transaction" shall include, without limitation, any action taken by Issuer's officers or board of directors after any written or oral, authorized or unauthorized, proposal or expression of interest has been communicated to any member of Issuer's management or board of directors concerning an Acquisition Transaction that in any way would involve Issuer and such proposal or expression of interest has not been withdrawn or rejected at the time of the action.

                    (d)      The term "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date of this Agreement:

                    (i)          the acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

                    (ii)        occurrence of the Initial Triggering Event described in clause (i) of Section 2(c), except that the percentage referred to for purposes of defining "Acquisition Transaction" in clause (c) of that definition shall be 25%.

                    (e)      Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (collectively, "Triggering Events"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of Holder to exercise the Option.

                    (f)      If Holder is entitled and wishes to exercise the Option (or any portion thereof), it shall send to Issuer a written notice (the date of such notice is referred to as the "Notice Date") specifying: (i) the total number of shares it will purchase pursuant to such exercise; and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of any Governmental Entity is required in connection with such purchase, Holder shall promptly file the required notice or application for approval, shall notify Issuer of such filing, and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be considered to occur on the Notice Date relating thereto.

                    (g)      At the closing referred to in Section 2(f), Holder shall (i) pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer and (ii) present and surrender this Agreement to Issuer at its principal executive offices; provided, that failure or refusal of Issuer to designate such a bank account or accept surrender of this Agreement shall not preclude Holder from exercising the Option.

                    (h)      At the closing, simultaneously with the delivery of immediately available funds as provided in Section 2(g), Issuer shall deliver to Holder a certificate or certificates representing the number of shares of Common Stock purchased by Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of Holder to purchase the balance of the shares subject to this Option.

                    (i)      Certificates for Common Stock delivered at a closing under this Agreement may be endorsed with a restrictive legend that shall read substantially as follows:

"The transfer of the shares represented by this certificate is subject to certain provisions of an agreement, dated as of July 29, 1999, between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "Securities Act"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference in the reasonable opinion of counsel to Holder; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

                    (j)      Upon the giving by Holder to Issuer of the written notice of exercise of the Option provided for under Section 2(f) and the tender of the applicable purchase price in immediately available funds, Holder shall be considered, subject to the receipt of any necessary regulatory approvals, to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to Holder. Issuer shall pay all expenses, and any and all federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 2 in the name of Holder or its assignee, transferee or designee.

          3.       Covenants of Issuer. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed under this Agreement by Issuer; (iii) promptly to take all action as may from time to time be required (including (x) complying with all applicable premerger notification, reporting and waiting period requirements and (y) if, under the applicable federal or state regulatory requirements or any state or federal banking law, prior approval of or notice to any Governmental Entity is necessary before the Option may be exercised, cooperating fully with Holder in preparing such applications or notices and providing such information to each such Governmental Entity as they may require to permit Holder to exercise the Option and Issuer duly and effectively to issue shares of

Common Stock pursuant to this Agreement; and (iv) promptly to take all action provided in this Agreement to protect the rights of Holder against dilution.

          4.       Exchange of Option. This Agreement (and the Option granted by this Agreement) are exchangeable, without expense, at the option of Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling Holder to purchase, on the same terms and subject to the same conditions as are set forth in this Agreement, in the aggregate the same number of shares of Common Stock subject to this Option. The terms "Agreement" and "Option" as used in this Agreement include any stock option agreements and related options for which this Agreement (and the Option granted by this Agreement) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

          5.       Adjustments. In addition to the adjustment in the number of shares of Common Stock that are subject to the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock subject to the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5.

                    (a)      In the event of any change in, or distributions in respect of, Common Stock by reason of stock dividends, stock splits, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock subject to the Option shall be appropriately adjusted and proper provision shall be made so that, if any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock that remain subject to the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), such number equals 10.65% of the number of shares of Common Stock then issued and outstanding.

                    (b)      Whenever the number of shares of Common Stock subject to the Option is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock subject to the Option prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock subject to the Option after the adjustment.

          6.       Registration Rights. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within 12 months (or such later period as provided in Section 10) of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or owner of any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the Securities Act covering any shares issued and/or issuable pursuant to this Option and shall use its best efforts to cause such registration statement to become effective and remain current to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its best efforts to cause such registration statement promptly to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. Issuer shall bear the costs of both of such registrations (including, without limitation, Issuer's attorneys' fees, printing costs and filing fees, except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto). Notwithstanding the above, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in the process of registration with respect to an underwritten public offering by Issuer of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters (or, if none, the sole underwriter or underwriters) of such offering the offer and sale of the Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated by this Section 6 may be reduced; provided, that, after any such required reduction, the number of Option Shares included in such offering for the account of Holder shall constitute at least 25% of the total number of shares to be sold by Holder and Issuer in the aggregate; provided further, that if such reduction occurs, then Issuer shall file a registration statement for the balance of the Option Shares subject to the registration demand as promptly as practical as to which no reduction pursuant to this Section 6 shall be permitted or occur and the Holder shall thereafter be entitled to one additional registration and the 12 month period referred to in the first sentence of this Section shall be increased to 24 months. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed to register Option Shares. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for an issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary in this Agreement, in no event shall the number of registrations that Issuer is obligated to effect be increased by reason of the fact that there shall be more than one Holder as a result of any assignment or division of this Agreement.

          7.       Repurchase of Option.

                    (a)      At any time after the occurrence of a Repurchase Event (defined below): (i) at the request of Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor to Issuer) shall repurchase the Option from Holder at a price (the "Option Repurchase Price") equal to the amount by which (x) the market/offer price (as defined below) exceeds (y) the Option Price, multiplied by the number of shares for which this Option may then be exercised; and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor to Issuer) shall repurchase such number of the Option Shares from Owner as Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of: (i) the price per share of Common Stock at which a tender or exchange offer therefor has been made; (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer; (iii)

the highest sale price for shares of Common Stock within the six-month period immediately preceding the date Holder gives notice of the required repurchase of this Option or Owner gives notice of the required repurchase of Option Shares, as the case may be; or (iv) in the event of a sale of all or any substantial part of Issuer's assets or deposits, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by Holder or Owner, as the case may be, and reasonably acceptable to Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by Holder or Owner, as the case may be, and reasonably acceptable to Issuer.

                    (b)      Holder or Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that Holder or Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. As promptly as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to Holder the Option Repurchase Price and/or to Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

                    (c)      To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify Holder and/or Owner and thereafter deliver or cause to be delivered, from time to time, to Holder and/or Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, that if Issuer at any time after delivery of a notice of repurchase pursuant to Section 7(b) is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to Holder and/or Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly: (i) deliver to Holder and/or Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to Holder, a new Agreement evidencing the right of Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion of the Option Repurchase Price previously delivered to Holder and the denominator of which is the Option Repurchase Price, and/or (B) to Owner, a certificate for the Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this Section 7(c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, Holder shall nonetheless have the right to exercise the Option until the expiration of such 30-day period.

                    (d)      For purposes of this Section 7, a "Repurchase Event" shall be considered to have occurred upon the occurrence of any of the following events or transactions after the date of this Agreement:

                    (i)          the acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

                    (ii)        the consummation of any Acquisition Transaction described in Section 2(c)(i), except that the percentage referred to for purposes of defining "Acquisition Transaction" in clause (c) shall be 50%.

          8.       Substitute Option.

                    (a)      In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement to (i) consolidate with or merge into any person, other than Grantee or any Grantee Subsidiary, or engage in a plan of exchange with any person, other than Grantee or any Grantee Subsidiary and Issuer shall not be the continuing or surviving corporation of such consolidation or merger or the acquiror in such plan of exchange, (ii) permit any person, other than Grantee or any Grantee Subsidiary, to merge into Issuer or be acquired by Issuer in a plan of exchange and Issuer shall be the continuing or surviving corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) sell or otherwise transfer all or a substantial part of its or any Issuer Subsidiary's assets or deposits to any person, other than Grantee or any Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth in this Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Holder, to acquire capital stock of either (x) the Acquiring Corporation (as defined below) or (y) any person that controls the Acquiring Corporation.

                    (b)      The following terms have the following meanings:

                    (i)          "Acquiring Corporation" means: (i) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer); (ii) the acquiring person in a plan of exchange in which Issuer is acquired; (iii) Issuer in a merger or plan of exchange in which Issuer is the continuing or surviving or acquiring person; and (iv) the transferee of all or a substantial part of Issuer's assets or deposits (or the assets or deposits of any Issuer Subsidiary).

                    (ii)        "Substitute Common Stock" means the voting common stock to be issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

                    (iii)        "Assigned Value" means the market/offer price, as defined in Section 7.

                    (iv)        "Average Price" means the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided, that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as Holder may elect.

                    (c)      The Substitute Option shall have the same terms as the Option; provided, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement (after giving effect for such purpose to the provisions of Section 9), which agreement shall be applicable to the Substitute Option.

                    (d)      The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a), divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a) and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

                    (e)      In no event, pursuant to any of the subsections above, shall the Substitute Option be exercisable for a number of shares that, together with the number of shares owned by Grantee other than Fiduciary Shares, is more than 19.99% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.99% of the shares of Substitute Common Stock outstanding prior to exercise but for this Section 8(e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this Section 8(e) over (ii) the value of the Substitute Option after giving effect to the limitation in this Section 8(e). This difference in value shall be determined by a nationally recognized investment banking firm selected by Holder and reasonably acceptable to Substitute Option Issuer.

                    (f)      Issuer shall not enter into any transaction described in Section 8(a) unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer under this Agreement.

          9.       Repurchase of Substitute Option.

                    (a)      At the request of a holder of the Substitute Option (a "Substitute Option Holder"), the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (i) the Highest Closing Price (as defined below) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised. In addition, at the request of the owner (the "Substitute Share Owner") of shares of Substitute Common Stock, the Substitute Option Issuer shall repurchase the Substitute Common Stock at a price (the "Substitute Share Repurchase Price") equal to the Highest Closing Price multiplied by the number of Substitute Shares so designated. The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Common Stock, as applicable.

                    (b)      The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise their respective rights to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Common Stock pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Common Stock accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Common Stock in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Common Stock and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof that the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

                    (c)      To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Substitute Option and/or the Substitute Common Stock in part or in full, the Substitute Option Issuer shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to Section 9(b) prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its best efforts to obtain all required regulatory and legal approvals as promptly as practicable to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Common Stock either in whole or to the extent of the prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly: (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (x) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of Substitute Common Stock obtained by multiplying the number of shares of Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion of the Substitute Option Repurchase Price previously delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, and/or (y) to the Substitute Share Owner, a certificate for the Substitute Common Stock it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by the Substitute Option Issuer described in the first sentence of Section 9(c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Substitute Option Holder shall nevertheless have the right to exercise the Substitute Option until the expiration of such 30-day period

          10.       Extension of Exercise Provisions. The 30-day, six-month, 12-month, 18-month or 24-month time periods for the exercise of certain rights under Sections 2, 6, 7, 9, 12 and 14 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights (for so long as the Holder, Owner, Substitute Option Holder or Substitute Share Owner, as the case may be, is using commercially reasonable efforts to obtain such regulatory approvals), and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise.

          11.       Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

                    (a)      Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by the board of directors of Issuer prior to the date of this Agreement and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer. This Agreement is the valid and legally binding obligation of Issuer.

                    (b)      Issuer has taken all necessary corporate action to authorize, reserve and permit it to issue, and at all times from the date of this Agreement through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable under this Agreement, and all such shares, upon issuance pursuant to this Agreement, will be duly authorized, validly issued, fully paid, nonassessable and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

          12.       Assignment. Neither party to this Agreement may assign any of its rights or obligations under this Agreement or the Option created under this Agreement to any other person without the express written consent of the other party, except that if a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions of this Agreement, may assign in whole or in part its rights and obligations under this Agreement; provided, that until the date 15 days following the date on which the last of all applicable Governmental Entities has approved an application by Grantee to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in: (i) a widely dispersed public distribution; (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer; (iii) an assignment to a single party (such as a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf; or (iv) any other manner approved by all applicable Governmental Entities.

          13.       Cooperation. Grantee and Issuer each will use its best efforts to make all filings with, and to obtain consents of, all third parties and Governmental Entities necessary to the consummation of the transactions contemplated by this Agreement, but Grantee shall not be obligated to apply to state banking authorities for approval to acquire the shares of Common Stock issuable under this Agreement until such time, if ever, as it considers appropriate to do so.

          14.       Minimum Repurchase Proceeds.

                    (a)      Grantee may, at any time following a Repurchase Event which occurs prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 10), relinquish the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price; provided, that Grantee may not exercise its rights pursuant to this Section 14 if Issuer has repurchased the Option (or any portion thereof) or any Option Shares pursuant to Section 7. The "Surrender Price" shall be equal to $8,500,000 (i) plus, if applicable, Grantee's purchase price with respect to any Option Shares and (ii) minus, if applicable, the excess of (A) the net cash amounts, if any, received by Grantee pursuant to the arms' length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over (B) the Option Price.

                    (b)      Grantee may exercise its right to relinquish the Option and any Option Shares pursuant to this Section 14 by surrendering to Issuer, at its principal office, a copy of this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (i) that Grantee elects to relinquish the Option and Option Shares, if any, in accordance with the provisions of this Section  14 and (ii) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

                    (c)      To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying the Surrender Price to Grantee in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that it is no longer prohibited from paying, within five business days after the date on which Issuer is no longer so prohibited; provided, that if Issuer at any time after delivery of a notice of surrender pursuant to Section 14(b) is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying to Grantee the Surrender Price in full: (i) Issuer shall (A) use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (B) within five days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Grantee with copies of the same, and (c) keep Grantee advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same; and (ii) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and, upon delivery of such notice of revocation, the date of the Exercise Termination Event shall be extended to a date six months from the date on which the Exercise Termination Event would have occurred if not for the provisions of this Section 14(c) (during which period Grantee may exercise any of its rights under this Agreement, including any and all rights pursuant to this Section 14).

          15.       Remedies. The parties acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party and that the obligations of the parties shall be enforceable by either party through injunctive or other equitable relief. In connection therewith, the parties waive the posting of any bond or similar requirement.

          16.       Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) (as adjusted pursuant to Sections 1(b) or 5), it is the express intention of Issuer to allow Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification of this Agreement.

          17.       Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be considered to have been duly given if delivered or sent and received by a fax transmission (if receipt by the intended recipient is confirmed by telephone and if hard copy is delivered by overnight delivery service the next day), by hand delivery, or by a nationwide overnight delivery service (all fees prepaid) to the respective addresses of the parties set forth in the Plan of Merger.

          18.       Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

          19.       Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered to be an original, but all of which shall constitute one and the same agreement.

          20.       Fees and Expenses. Except as otherwise expressly provided in this Agreement, each party shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated under this Agreement, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

          21.       Entire Agreement. Except as otherwise expressly provided in this Agreement or in the Plan of Merger, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated under this Agreement and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties to this Agreement and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties to this Agreement, and their respective successors and permitted assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                    In Witness Whereof, the parties have caused this Stock Option Agreement to be executed by their officers, thereunto duly authorized, as of the date first written above.

OLD KENT FINANCIAL CORPORATION

By: /s/ Mark F. Furlong
Mark F. Furlong, Executive Vice President and
Chief Financial Officer

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                    In Witness Whereof, the parties have caused this Stock Option Agreement to be executed by their officers, thereunto duly authorized, as of the date first written above.

MERCHANTS BANCORP, INC.

By: /s/ Calvin R. Myers
Calvin R. Myers, Chairman, President and
Chief Executive Officer

APPENDIX C

[McDonald Investments Inc. Letterhead]

___________

Board of Directors
Merchants Bancorp, Inc.
1851 W. Galena
Aurora, IL 60507

Attention:	Mr. Calvin R. Myers Chairman, President and Chief Executive Officer

Ladies and Gentlemen:

        You have requested our opinion with respect to the fairness, from a financial point of view, as of the date hereof, to the holders of the common stock, par value $1.00 per share ("Merchants Common" ), of Merchants Bancorp, Inc., ("Merchants"), of the Exchange Ratio, as set forth in the Agreement and Plan of Merger (the "Agreement"), between Merchants and Old Kent Financial Corporation ("Old Kent Financial").

        The Agreement provides for the merger (the "Merger") of Merchants with and into Old Kent Financial, pursuant to which, among other things, at the Effective Time (as defined in the Agreement), each outstanding share of Merchants Common, other than shares held in the treasury of Merchants, will be converted in the right to receive 0.83 shares of the common stock, $1.00 par value ("Old Kent Financial Common") of Old Kent Financial, as set forth in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement.

        McDonald Investments Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

        We have acted as Merchants' financial advisor in connection with, and have participated in certain negotiations leading to, the Agreement. In connection with rendering our opinion set forth herein, we have among other things:

(i)	Reviewed the Agreement and exhibits, including the Stock Option Agreement;

Board of Directors
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(ii)	Reviewed certain publicly available financial statements of Merchants and Old Kent Financial;

(iii)	Reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Merchants and Old Kent Financial provided to us or publicly available;

(iv)	Participated in meetings and telephone conferences with members of senior management of Merchants and Old Kent Financial concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters we believed relevant to our inquiry;

(v)	Reviewed certain stock market information for Merchants Common and Old Kent Financial Common, and compared it with similar information for certain companies, the securities of which are publicly traded;

(vi)	Compared the results of operations and financial condition of Merchants and Old Kent Financial with that of certain companies, which we deemed to be relevant for purposes of this opinion;

(vii)	Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions, which we deemed to be relevant for purposes of this opinion; and

(viii)	Performed such other reviews and analyses as we have deemed appropriate.

        In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have relied upon the accuracy and completeness of the representations, warranties and covenants of Merchants and Old Kent Financial contained in the Agreement. We have not been engaged to undertake, and have not assumed any responsibility for, nor have we conducted, an independent investigation or verification of such matters. We have not been engaged to and we have not conducted a physical inspection of any of the assets, properties or facilities of either Merchants or Old Kent Financial, nor have we made or obtained or been furnished with any independent valuation or appraisal of any of such assets, properties or facilities or any of the liabilities of either Merchants or Old Kent Financial. With respect to financial forecasts used in our analysis, we have assumed that such forecasts have been reasonably prepared or reviewed by management of Merchants and Old Kent Financial, as the case may be, on a basis reflecting the best currently available estimates and judgments of the management of Merchants and Old Kent Financial, as to the future performance of Merchants, Old Kent Financial, and Merchants and Old Kent Financial combined, as the case may be. We have not been engaged to, and we have not, assumed any responsibility for, nor have we conducted any independent investigation or verification of such matters, and we express no view as to such financial forecasts or the assumptions on which they are based. We have also assumed that all of the conditions to the consummation of the Merger, as set forth in the Agreement, including the tax-free

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treatment of the Merger to the holders of Merchants Common, would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement.

        We will receive a fee for our services as financial advisor to Merchants, a substantial portion of which is contingent upon closing of the Merger. We will also receive a fee for our services in rendering this opinion.

        In the ordinary course of business, we may actively trade securities of Old Kent Financial and Merchants for our own account and for the accounts of customers and accordingly, we may at any time hold a long or short position in such securities.

        This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Exchange Ratio, to the holders of Merchants Common, and does not address the underlying business decision by Merchants' Board of Directors to effect the Merger, does not compare or discuss the relative merits of any competing proposal or any other terms of the Merger, and does not constitute a recommendation to any Merchants shareholder as to how such shareholder should vote with respect to the Merger. This opinion does not represent an opinion as to what the value of Merchants Common or Old Kent Financial Common may be at the Effective Time of the Merger or as to the prospects of Merchants' business or Old Kent Financial's business.

        This opinion is directed to the Board of Directors of Merchants and may not be reproduced, summarized, described or referred to or given to any other person without our prior written consent. Notwithstanding the foregoing, this opinion may be included in the proxy statement to be mailed to the holders of Merchants Common in connection with the Merger, provided that this opinion will be reproduced in such proxy statement in full, and any description of or reference to us or our actions, or any summary of the opinion in such proxy statement, will be in a form reasonably acceptable to us and our counsel.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Merchants Common from a financial point of view.

Very truly yours,

McDONALD INVESTMENTS INC.

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        Under Sections 561 through 571 of the Michigan Business Corporation Act (the "MBCA"), directors and officers of a Michigan corporation may be entitled to indemnification by the corporation against judgments, expenses, fines, and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if those directors and officers acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation or its shareholders.

        Old Kent is obligated under its Restated Articles of Incorporation to indemnify its directors and executive officers to the full extent permitted under the MBCA. Old Kent may similarly indemnify persons who are not directors or executive officers to the extent authorized by Old Kent's board of directors.

        The MBCA provides for indemnification of directors and officers if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of Old Kent or its shareholders (and, if a criminal proceeding, if they had no reasonable cause to believe their conduct was unlawful) against: (1) expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit, or proceeding (other than an action by or in the right of Old Kent) arising out of a position with Old Kent (or with some other entity at Old Kent's request); and (2) expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding by or in the right of Old Kent, unless the director or officer is found liable to Old Kent, provided that an appropriate court could determine that he or she is nevertheless fairly and reasonably entitled to indemnity for reasonable expenses incurred. The MBCA requires indemnification for expenses to the extent that a director or officer is successful in defending against any such action, suit, or proceeding.

        The MBCA generally requires that the indemnification provided for in (1) and (2) above be made only on a determination that the director or officer met the applicable standard of conduct by a majority vote of a quorum of the board of directors who were not parties or threatened to be made parties to the action, suit or proceeding, by a majority vote of a committee of not less than two disinterested directors, by independent legal counsel, by all independent directors not parties or threatened to be made parties to the action, suit or proceeding, or by the shareholders. If the articles of incorporation include a provision eliminating or limiting the liability of a director, however, a corporation may indemnify a director for certain expenses and liabilities without a determination that the director met the applicable standards of conduct, unless the director received a financial benefit to which he or she was not entitled, intentionally inflicted harm on the corporation or its shareholders, violated Section 551 of the MBCA, or intentionally committed a criminal act. In connection with an action by or in the right of the corporation, such indemnification may be for expenses (including attorneys' fees) actually and reasonably incurred. In connection with an action, suit, or proceeding other than an action, suit, or proceeding by or in the right of the corporation, such indemnification may be for expenses (including attorneys' fees) actually and reasonably incurred, and for judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred.

        In certain circumstances, the MBCA further permits advances to cover such expenses before a final determination that indemnification is permissible or required, upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the applicable standard of conduct and an undertaking, which need not be secured and which may be accepted without reference to the financial ability of the person to make repayment, by or on behalf of the director or officer to repay such amounts if it will ultimately be determined that he or she has not met the applicable standard of conduct. If a provision in the articles of incorporation or bylaws, a resolution of the board or shareholders, or an agreement makes indemnification mandatory, then the advancement of expenses is also mandatory, unless the provision, resolution or agreement specifically provides otherwise.

        Indemnification under the MBCA is not exclusive of other rights to indemnification to which a person may be entitled under Old Kent's Restated Articles of Incorporation, Bylaws, or a contractual agreement. However, the total amount of expenses advanced or indemnified from all sources may not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses. The indemnification provided for under the MBCA continues as to a person who ceases to be a director or executive officer.

            The MBCA permits Old Kent to purchase insurance on behalf of its directors and officers against liabilities arising out of their positions with Old Kent, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Old Kent maintains such insurance on behalf of its directors and officers.

        Old Kent has entered into indemnity agreements with each of its directors. The agreements provide that Old Kent will indemnify the director, subject to certain limitations, for expenses and costs, including the satisfaction of a judgment, fine or penalty incurred in, or in any amount paid in settlement of, any proceeding, including a proceeding brought by or in the name of Old Kent (such as a shareholder derivative suit), brought by reason of the fact that the indemnitee was serving as a director, officer, employee, agent or fiduciary of Old Kent or by reason of any action taken by the indemnitee while serving as a director, officer, employee, agent, or fiduciary of Old Kent, or by reason of the fact that the indemnitee was serving at the request of Old Kent in a similar capacity with another entity, if such expenses and costs may be indemnified under the MBCA. In accordance with Old Kent's Restated Articles and Bylaws, the agreements are designed to provide the maximum protection allowed under federal and Michigan law. Indemnification is dependent upon the director meeting the applicable standards of conduct set forth in the indemnity agreements.

Item 21. Exhibits and Financial Statement Schedules.

A.	Exhibits. The following exhibits are filed as part of this Registration Statement:
Number
Exhibit

2.1	Agreement and Plan of Merger. Included as Appendix A to the prospectus and proxy statement.
3.1	Restated Articles of Incorporation. Previously filed as Exhibit 3.1 to Old Kent's Form S-4 Registration Statement (No. 333-56209) filed June 5, 1998. Here incorporated by reference.
3.2	Bylaws. Previously filed as Exhibit 3.2 to Old Kent's Form 8-K Current Report dated March 15, 1999. Here incorporated by reference.
4.1	Rights Agreement. Previously filed as an exhibit to Old Kent's Form 8-A Registration Statement filed January 21, 1997. Here incorporated by reference.
4.2	Certificate of Designation, Preferences, and Rights of Series C Preferred Stock. Previously filed as Exhibit 4.3 to Old Kent's Form 8-K filed March 5, 1997. Here incorporated by reference.
4.3	Form of Old Kent Capital Trust I Floating Rate Subordinated Capital Income Securities (Liquidation Amount of $1,000 per Capital Security). Previously filed as Exhibit 4.7 to Old Kent's Form S-4 Registration Statement filed July 10, 1997. Here incorporated by reference.
4.4	Form of Old Kent Financial Corporation Floating Rate Junior Subordinated Debenture due 2027. Previously filed as Exhibit 4.5 to Old Kent's Form S-4 Registration Statement filed July 10, 1997. Here incorporated by reference.
4.5	Amended and Restated Declaration of Trust, dated as of January 31, 1997, among Old Kent; Albert T. Potas, Thomas E. Powell, and Mary E. Tuuk, as "Regular Trustees" (as defined therein); Bankers Trust Company; and Bankers Trust (Delaware). Previously filed as Exhibit 4.6 to Old Kent's Form 8-K filed March 5, 1997. Here incorporated by reference.
4.6	Guarantee Agreement, dated as of August 21, 1997, between Old Kent and Bankers Trust Company. Previously filed as Exhibit 4.7 to Old Kent's Form 8-K filed March 4, 1998. Here incorporated by reference.
4.7	Indenture, dated as of January 31, 1997, between Old Kent and Bankers Trust Company. Previously filed as Exhibit 4.8 to Old Kent's Form 8-K filed March 5, 1997. Here incorporated by reference.
4.8	Long-Term Debt. Old Kent has outstanding long-term debt that, at the time of this Registration Statement, does not exceed 10% of Old Kent's total consolidated assets. Old Kent agrees to furnish copies of the agreements defining the rights of holders of such long-term indebtedness to the Securities and Exchange Commission upon request.
5.1	Opinion of Warner Norcross & Judd LLP.
8.1	Opinion of Warner Norcross & Judd LLP as to Tax Matters.
13	Annual Report to Shareholders. Previously filed as Exhibit 13 to Old Kent's Form 10-K Annual Report for the year ended December 31, 1998. This exhibit, except for those portions expressly incorporated by reference in this filing, is furnished for the information of the Commission and is not deemed "filed" as part of this filing.
23.1	Consent of Old Kent's Independent Public Accountants.
23.2	Consent of Merchants' Independent Public Accountants.
23.3	Consent of Merchants' Financial Advisor. Included as Appendix C to the prospectus and proxy statement.
23.4	Consent of Old Kent's Counsel. Included in Exhibit 5.1.
23.5	Consent of Old Kent's Counsel. Included in Exhibit 8.1.
24	Powers of Attorney.
99.1	Stock Option Agreement. Included as Appendix B to the prospectus and proxy statement.
99.2	President's Letter to Merchants' stockholders.
99.3	Notice of Special Meeting of Merchants' stockholders.
99.4	Form of Proxy for Merchants Bancorp, Inc.
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B.	Financial Statements and Schedules.

        All schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission have been omitted because they either are not required under the related instructions or the required information has been included in the financial statements of Old Kent or notes thereto.

C.	Opinion of Financial Advisor.

        The opinion of McDonald Investments Inc. is included as Appendix C to the prospectus and proxy statement.

ITEM 22. UNDERTAKINGS.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, shall be filed as a part of an amendment to the registration statement and shall not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant shall, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and shall be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids, State of Michigan, on October 15, 1999.

OLD KENT FINANCIAL CORPORATION

By: /s/Mary E. Tuuk Mary E. Tuuk Its Senior Vice President and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

October 15, 1999	*/s/Richard L. Antonini Richard L. Antonini Director

October 15, 1999	*/s/John D. Boyles John D. Boyles Director

October 15, 1999	*/s/William P. Crawford William P. Crawford Director

October 15, 1999	*/s/Richard M. DeVos, Jr. Richard M. DeVos, Jr. Director

October 15, 1999	*/s/Mark F. Furlong Mark F. Furlong Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

October 15, 1999	*/s/William G. Gonzalez William G. Gonzalez Director

October 15, 1999	*/s/James P. Hackett James P. Hackett Director

October 15, 1999	*/s/Erina Hanka Erina Hanka Director

October 15, 1999	*/s/Michael J. Jandernoa Michael J. Jandernoa Director

October 15, 1999	*/s/Kevin T. Kabat Kevin T. Kabat Vice Chairman of the Board and Director

October 15, 1999	*/s/Fred P. Keller Fred P. Keller Director

October 15, 1999	*/s/John P. Keller John P. Keller Director

October 15, 1999	*/s/Hendrik G. Meijer Hendrik G. Meijer Director

October 15, 1999	*/s/Percy A. Pierre Percy A. Pierre Director

October 15, 1999	Marilyn J. Schlack Director

October 15, 1999	*/s/Peter F. Secchia Peter F. Secchia Director

October 15, 1999	*/s/David J. Wagner David J. Wagner Chairman of the Board, President, Chief Executive Officer, and Director (Principal Executive Officer)

October 15, 1999	*/s/Margaret Sellers Walker Margaret Sellers Walker Director

October 15, 1999	*/s/Robert H. Warrington Robert H. Warrington Vice Chairman of the Board and Director

October 15, 1999	*By /s/Mary E. Tuuk Mary E. Tuuk Attorney-in-fact

EXHIBIT INDEX

Number	Exhibit
2.1	Agreement and Plan of Merger. Included as Appendix A to the prospectus and proxy statement.
3.1	Restated Articles of Incorporation. Previously filed as Exhibit 3.1 to Old Kent's Form S-4 Registration Statement (No. 333-56209) filed June 5, 1998. Here incorporated by reference.
3.2	Bylaws. Previously filed as Exhibit 3.2 to Old Kent's Form 8-K Current Report dated March 15, 1999. Here incorporated by reference.
4.1	Rights Agreement. Previously filed as an exhibit to Old Kent's Form 8-A Registration Statement filed January 21, 1997. Here incorporated by reference.
4.2	Certificate of Designation, Preferences, and Rights of Series C Preferred Stock. Previously filed as Exhibit 4.3 to Old Kent's Form 8-K filed March 5, 1997. Here incorporated by reference.
4.3	Form of Old Kent Capital Trust I Floating Rate Subordinated Capital Income Securities (Liquidation Amount of $1,000 per Capital Security). Previously filed as Exhibit 4.7 to Old Kent's Form S-4 Registration Statement filed July 10, 1997. Here incorporated by reference.
4.4	Form of Old Kent Financial Corporation Floating Rate Junior Subordinated Debenture due 2027. Previously filed as Exhibit 4.5 to Old Kent's Form S-4 Registration Statement filed July 10, 1997. Here incorporated by reference.
4.5	Amended and Restated Declaration of Trust, dated as of January 31, 1997, among Old Kent; Albert T. Potas, Thomas E. Powell, and Mary E. Tuuk, as "Regular Trustees" (as defined therein); Bankers Trust Company; and Bankers Trust (Delaware). Previously filed as Exhibit 4.6 to Old Kent's Form 8-K filed March 5, 1997. Here incorporated by reference.
4.6	Guarantee Agreement, dated as of August 21, 1997, between Old Kent and Bankers Trust Company. Previously filed as Exhibit 4.7 to Old Kent's Form 8-K filed March 4, 1998. Here incorporated by reference.
4.7	Indenture, dated as of January 31, 1997, between Old Kent and Bankers Trust Company. Previously filed as Exhibit 4.8 to Old Kent's Form 8-K filed March 5, 1997. Here incorporated by reference.
4.8	Long-Term Debt. Old Kent has outstanding long-term debt that, at the time of this Registration Statement, does not exceed 10% of Old Kent's total consolidated assets. Old Kent agrees to furnish copies of the agreements defining the rights of holders of such long-term indebtedness to the Securities and Exchange Commission upon request.
5.1	Opinion of Warner Norcross & Judd LLP.
8.1	Opinion of Warner Norcross & Judd LLP as to Tax Matters.
13	Annual Report to Shareholders. Previously filed as Exhibit 13 to Old Kent's Form 10-K Annual Report for the year ended December 31, 1998. This exhibit, except for those portions expressly incorporated by reference in this filing, is furnished for the information of the Commission and is not deemed "filed" as part of this filing.
23.1	Consent of Old Kent's Independent Public Accountants.
23.2	Consent of Merchants' Independent Public Accountants.
23.3	Consent of Merchants' Financial Advisor. Included as Appendix C to the prospectus and proxy statement.
23.4	Consent of Old Kent's Counsel. Included in Exhibit 5.1.
23.5	Consent of Old Kent's Consent. Included in Exhibit 8.1.
24	Powers of Attorney.
99.1	Stock Option Agreement. Included as Appendix B to the prospectus and proxy statement.
99.2	President's Letter to Merchants' stockholders.
99.3	Notice of Special Meeting of Merchants' stockholders.
99.4	Form of Proxy for Merchants Bancorp, Inc.